As confidentially submitted to the U.S. Securities and Exchange Commission on October 17, 2025.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange

Commission and all information herein remains strictly confidential.

Registration Number 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RegenLAB USA INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	39-3597532
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

RegenLab USA, Inc.

95 Greene Street

Jersey City, New Jersey 07302

1 (800) 220–9082
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Antonino Turzi

Chairman and President

95 Greene Street

Jersey City, New Jersey 07302

1 (800) 220–9082
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

with Copies to:

Barry I. Grossman, Esq. Richard I. Anslow, Esq. Justin Grossman, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 Phone: (212) 370-1300	David Huberman, Esq. Win Rutherfurd, Esq. Adam Snukal, Esq. Greenberg Traurig LLP One Vanderbilt Avenue New York, New York 10017 Phone: (212) 801-9200

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our interim financial statements for the periods ended June 30, 2024 and 2025 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED [●], 2025

RegenLab USA Inc.

[●] Shares of Common Stock

This is a firm commitment underwritten initial public offering by RegenLAB USA Inc. a Delaware corporation (the “Company”) of [●] shares of the Company’s common stock, par value $0.001 per share. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price of our shares will be between $[●] and $[●] and the number of shares of common stock offered hereby is based upon an assumed offering price of $[●] per share, the midpoint of such estimated price range.

We have applied to have our common stock listed on the Nasdaq Stock Market under the symbol “RGNA.” No assurance can be given that our application will be approved. If our common stock is not approved for listing on the Nasdaq, we will not consummate this offering.

Mr. Antonini Turzi, our principal stockholder, currently controls approximately [99]% of the voting power of our capital stock (based on shares of common stock outstanding as of [___], 2025) and will control approximately [___]% of the combined voting power of our capital stock upon completion of this offering, and we are therefore a “controlled company” as defined under Nasdaq Marketplace Rules. We do not intend to rely on the controlled company exemptions provided under Nasdaq Marketplace Rules.

We are an emerging growth company under the Jumpstart our Business Startups Act of 2012, or JOBS Act, and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Summary — Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 20.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	We refer you to “Underwriting” beginning on page 122 for additional information regarding underwriters’ compensation.

We have granted a 45-day option to Kingswood Capital Partners, LLC the representative of the underwriters to purchase up to [●] additional shares of common stock solely to cover over-allotments, if any. If the representative of the underwriters exercises the option in full, the total underwriting discounts and commissions will be $       and the additional proceeds to us, before expenses, from the over-allotment option exercise will be $       .

The underwriters expect to deliver the shares to purchasers on or about      , 2025.

Sole Book-Running Manager

Kingswood Capital Partners, LLC

The date of this prospectus is      , 2025

i

About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these shares of common stock in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction. See “Underwriting” for additional information on these restrictions.

Industry and Market Data

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from third-party industry analysts and publications and our own estimates and research. Some of the industry and market data contained in this prospectus are based on third-party industry publications. This information involves a number of assumptions, estimates and limitations.

The industry publications, surveys and forecasts and other public information generally indicate or suggest that their information has been obtained from sources believed to be reliable. None of the third-party industry publications used in this prospectus were prepared on our behalf. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus. These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by any other companies.

ii

Prospectus Summary

This summary highlights certain information appearing elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 20 and the financial statements and related notes included in this prospectus.

Unless the context indicates otherwise, as used in this prospectus, the terms “we,” “us,” “our,” “our company,” “Regen,” “RegenLab” and “our business” refer to RegenLab USA, Inc. and its consolidated subsidiaries.

This prospectus includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this prospectus are the property of their respective owners.

Our Company

RegenLab is a science-driven regenerative medicine company originally founded in Switzerland and now structured under RegenLab USA Inc., our U.S.-based holding entity. We operate through a fully integrated platform with three manufacturing sites and dedicated R&D and clinical teams based in New Jersey (USA), Paris (France), and Monthey (Switzerland). Across these sites, we maintain full control of the development and industrialization cycle, including GMP manufacturing, clinical and regulatory affairs, and global IP management.

RegenLab is the holder of over 60 granted patents, covering proprietary blood-processing devices (Platelet Rich Plasma (PRP)), crosslinked scaffolds, combination products (PRP with Hyaluronic Acid (HA)), bone marrow–derived solutions, and bioengineered matrices designed for point-of-care preparation and safe, reproducible use across outpatient and surgical settings. Our regulatory expertise spans both CE-MDR and FDA frameworks, including active PMA and 510(k) pathways. With a growing body of clinical and economic evidence, our products have been evaluated in approximately 300 clinical studies supporting joint preservation, soft tissue healing, dermal rejuvenation, and urogenital regeneration.

RegenLab has built a modular regenerative product platform that enables tailored solutions across multiple therapeutic areas, notably:

●	A stratified osteoarthritis platform designed to address all KL grades (II to IV) with standardized offerings that include HA-alone syringes (Arthrovisc®), PRP-only solutions (Regenkit®), and combination products integrating PRP with either linear or crosslinked hyaluronic acid (Cellular Matrix® and soon RegenMatrix®). This platform is supported by a growing and substantial body of clinical and economic evidence and is designed to optimize outcomes across the full spectrum of disease severity.

●	A rapidly expanding wound care platform, anchored by RegenWound®, a gel-based autologous product currently generously reimbursed by CMS in the U.S. for chronic wound management and under commercialization through key partnerships.

●	Emerging platforms targeting tissue repair and regenerative surgery, including bioresorbable electrospun implants, PRP-enhanced matrices, and next-generation gelation systems integrating calcium gluconate or tranexamic acid for hemostatic and anti-inflammatory applications.

Through this vertically integrated model, RegenLab has achieved direct control over all critical functions — from core IP ownership, to R&D, device design, engineering & manufacturing, clinical validation, and regulatory execution — enabling us to deliver compliant, clinically validated, and scalable regenerative products in a rapidly evolving global market.

RegenLab’s medical device products are commercialized through a mix of direct sales forces in key markets, including the United States, Switzerland, France, Germany and Spain and distribution partnerships.

Our Products

RegenLab is a global leader in autologous regenerative medicine, offering a fully integrated portfolio of standardized PRP, PRP-HA, and tissue engineering technologies across four major therapeutic domains:

1.	Musculoskeletal (MSK) Regeneration

2.	Advanced Wound Care

3.	Medical Aesthetics / Dermatology

4.	Women’s Health / Urogynecology

RegenLab’s vertically integrated model extends beyond PRP to include crosslinked HA gels, nanofiber scaffolds, bioresorbable implants, and fibrin-based biomaterials, enabling a unique convergence of cell-based therapy and tissue engineering. Each of the four therapeutic platforms is built on a scalable, modular product suite, addressing disease severity and clinical workflow, which we believe opens up a combined global market opportunity exceeding $30 billion. With multiple regulatory catalysts expected in 2025-2026, including FDA PMAs, CE-MDR expansions, and strategic partnerships across the U.S., Europe, and Asia, RegenLab hopes to become a category-defining leader in biologic-based regenerative surgery.

1. Musculoskeletal Market and Platform (MSK)

The Musculoskeletal-knee osteoarthritis market represents a USD 5.9 billion market. The global prevalence of osteoarthritis (OA) increased by 113.25%, from 247 million in 1990 to 527.8 million in 2019. According to the Arthritis Foundation, 78 million Americans are projected to have OA by the year 2040.

Osteoarthritis can affect any joints, but the most exposed to important pressure are logically and statistically more affected. Knee osteoarthritis thus represents the main segment of the osteoarthritis market (about 2/3 of cases), affecting about 13% of women and 10% of men over the age of 60, a rate that rises to 40% in the population aged 70 and over. Knee osteoarthritis affects women more often than men.

The osteoarthritis therapeutic landscape is characterized by a need for effective treatments. To date, solutions are limited to the simple management of symptoms: pain and stiffness. There is limited to no treatment to address the causes of the condition or significantly alter its course (halting or even reversing the degradation process). The pain medications available are usually analgesics including non-steroidal anti-inflammatory drugs and opioids. Visco-supplements or corticosteroids injected into the joint provide temporary improvement in the inflammatory processes and in the fluidity of relative movement of the bone heads. Most of these actives are old molecules (diclofenac, duloxetine, tramadol), and we believe modern molecular constructs can better meet these therapeutic needs.

Injectable treatments (visco-supplements and corticosteroids) represent a significant part of the market, especially for the hip and knee. Betamethasone is one of the leading products, but new products represent relevant alternatives (Zilretta from Pacira BioSciences or Lorecivivint from Biosplice currently in phase III).

Finally, there are approaches that could be called ‘reparative’, such as self-grafting of cartilage (e.g., Vericel’s Maci technique, mainly used for traumatic lesions) and the injection of stem cells, precursors of cartilage cells (chondrocytes), which paves the way to the possibility of rebuilding the matrix (e.g., TG-C from Kolon TissueGene). This approach still needs to be validated over time to confirm the reversal of the degeneration/degradation process.

RegenLab has developed a modular and stratified musculoskeletal (MSK) platform that provides targeted regenerative biosolutions across the full range of degenerative and traumatic joint, tendon, and periarticular conditions. At the core of this platform is our KL-scale-based osteoarthritis (OA) product suite.

We offer a uniquely comprehensive, KL-grade–stratified solution for knee osteoarthritis (KOA) — from early intervention to advanced structural support — with standardized, autologous biologic systems that include PRP-only, PRP+HA combinations (linear and crosslinked), and scaffold-based technologies currently in development.

Product	Indicated KL Grade	Therapeutic Rationale	Evidence & Advantages	Medico-Economic / Regulatory Notes
Arthrovisc (HA syringe, linear HA)	Grade II	Provides viscosupplementation to restore lubrication and improve joint mobility in early-stage OA.	Linear HA is quickly resorbed but provides rapid symptom relief.	CE-marked; minimal adverse events.
RegenPRP® (PRP alone)	Grade II	Delivers autologous growth factors that reduce inflammation and stimulate early cartilage repair in mild-to-moderate OA.

>30 clinical studies confirm efficacy in pain/function. LP-PRP minimizes inflammatory reaction. Recommended by ESSKA and multiple guidelines. Two offerings:

10 ml PRP tube: Standardized PRP yield (~4–5 ml), minimal handling, suitable for routine single-knee injections, consistent dose and composition, supports procedural reproducibility

20 ml PRP tube: Adjustable platelet concentration (up to 5×), supernatant removal for volume control, appropriate for larger joints or higher inflammation, enables physician-driven protocol adaptation, greater flexibility in dosing strategy

CE-marked closed system; consistent platelet dose; superior efficacy & safety profile vs. corticosteroids and others (NSAIDs, opioids).
CellularMatrix® (PRP + linear HA)	Grade III	Combines PRP with linear HA for enhanced anti-inflammatory action and joint lubrication; suitable for moderate OA. Linear HA is more readily degraded, offering shorter intra-articular residence but rapid symptom relief.	Multiple clinical studies show synergistic benefit vs. PRP or HA alone. Faster onset of pain relief than PRP alone. Appropriate for first-line conservative management.	Only CE-marked dual PRP+HA system. Outpatient-compatible. Minimal side effects.
RegenMatrix® (PRP + crosslinked HA)*	Grade IV	Integrates PRP with crosslinked HA for prolonged joint residence time and biomechanical support; ideal for advanced OA with structural degeneration. Crosslinked HA resists enzymatic degradation and maintains therapeutic effect longer.	Offers long-lasting symptom relief in severe OA patients. Gel acts as intra-articular spacer and biological support matrix. French RCT multicenter study in KL IV patients unfit for surgery shows that RegenMatrix significantly reduce pain and improved function over a prolonged period, confirming its value as a non-surgical alternative in severe knee osteoarthritis.	CE marked expected 2026. Cost-effective in delaying or avoiding knee arthroplasty.

Product	Indicated KL Grade	Therapeutic Rationale	Evidence & Advantages	Medico-Economic / Regulatory Notes
BBBImplants (Biologic, Biodegradable, Bioresorbable Implants)*	Advanced focal defects / adjunct to any KL stage in surgical or pre-surgical setting	Regenerative scaffold mimicking native extracellular matrix. Combines PRP-infused nanostructured biomaterial (PCL, silk fibroin, HA). Supports cartilage, tendon, bone repair.

>75% tissue restoration in preclinical cartilage models. Customizable multiphasic structure allows mechanical and biological integration. Localized release of autologous growth factors.

RegenLab’s BBBImplants offer a patient-specific, customizable scaffold engineered to match anatomical and biomechanical needs, enabling personalized regenerative repair across cartilage, bone, tendon, and skin.

Platform-stage, CE/FDA path in progress. Represents future-ready solution aligned with outpatient regenerative orthopedics and hospital-based implants.
RegenKit® ExtraCell-BMC	KL III–IV / Bone trauma and reconstruction	Combines bone marrow concentrate (BMC) with PRP for orthobiologic repair; supports graft integration and MSC signaling	CE-marked since 2006; FDA approval expected 2026; used in spinal, trauma, and bone grafting indications	EU Class IIb; MDR compliant; FDA 510(k) path under development
RegenKit® Surgery	KL II–IV / Intraoperative wound closure; meniscus or cartilage repair	Forms platelet-rich fibrin clot at point-of-care; used as autologous glue to enhance soft tissue adhesion and healing	CE-marked; enables sterile preparation of autologous fibrin glue intraoperatively; simplifies biologic wound closure	Registered CE kit; applicator separately approved in U.S.; used in hospitals
RegenKit® Extracell Membrane	KL II–IV / Tendon, ligament, surgical closure reinforcement	Creates suture-compatible fibrin membrane for structural tissue reinforcement (e.g., rotator cuff, Achilles)	Used in combination with PRP+CaGlu; optimized for soft tissue handling and mechanical protection.	MDR CE filing expected 2025
RegenFibrin Polymer	KL III–IV / Deep osteochondral lesion filler	Injectable PRP-derived clot matrix for defect-filling in orthopedic and sports medicine surgery	Sterile, injectable PRP+CaGlu polymer; controlled consistency via double spin.	MDR CE/ISO conformity expected Q4 2025

*	Pipeline

In support of its international MSK strategy, RegenLab has established key commercial alliances with leading regional partners. Notably:

●	A strategic private-label partnership with OPKO Health Spain S.L.U. (Nasdaq: OPK) for the commercialization of RegenKit® BCT and CellularMatrix® under the ENKO brand for a 3-year term. The Company hopes to extend this agreement to over 15 countries across Eastern Europe, the Middle East, and Southeast Asia to accelerate penetration in emerging MSK markets with strong outpatient dynamics.

●	A structured commercial collaboration with Smith+Nephew S.A.U. (Spain), leveraging their nationwide hospital access, third-party sellers (TPS), and payer networks to deploy RegenKit® and CellularMatrix® across Spain’s orthopaedic and sports medicine markets for a 3-year term. Smith+Nephew facilitates strategic introductions and coordinates RegenLab’s participation in national clinical education programs.

●	A distribution partnership with Stryker Corp. (NYSE: SYK) in the United States for distribution rights in the field of sports medicine. Pursuant to a Distribution Agreement entered into in January 2025, Stryker has non-exclusive distribution rights in the U.S. to our various product lines, including Spine, Orthopaedic Surgery, and Foot & Ankle, and may sell our products through established channels (e.g., sports medicine and other relevant business units), and/or may appoint dealers or sub-distributors as permitted under the agreement for a 5-year term.

On the R&D front, we have also entered into a multi-year scientific collaboration with Leonardino S.R.L., an Italian firm specializing in biofabrication and 3D printed implants. The partnership focuses on electrospun silk fibroin–HA implants co-delivered with PRP, including for cartilage and MSK soft tissue repair. Leonardino is responsible for CE certification as the legal manufacturer, while RegenLab retains all intellectual property and exclusive commercial rights.

2. Advanced Wound Care Market and Platform

The wound care market includes traditional wound dressings and advanced wound care products. Traditional wound dressings include basic products, such as bandages, gauzes and ointments, which are aimed at treating non-severe wounds. Advanced wound care products are used to treat more complex chronic and acute wounds using technologies to enhance the healing process. The treatment of chronic wounds involves various types of care aimed at protecting the wound and preventing infection and promoting healing. This market includes advanced dressings (alginates and hydrofibers, contact layers, hydrogels, hydrocolloids and super absorbents, silver/antimicrobials; and foam), biologics and negative pressure wound therapy devices (NPWT).

Category	Product / Device / Technique
Wound care dressing	Alginate, hydrofiber, Foam dressings, Film, Hydrocolloid, Surgical, Hydrogel
Biologics	Growth factors, skin grafts, Platelet enriched biomaterials
Therapy devices	Negative Pressure Wound Therapy, Ultrasound Therapy
Infection risk management	Antibiotics

Wound Biologics represent 26% of the market (USD8.8 billion in 2022) with cumulated revenues of c. USD 2.3 billion. With sustainable demand, this segment is expected to deliver 7.5% CAGR for the period 2022-2026.

RegenLab’s Advanced Wound Care Platform spans a wide range of chronic, acute, and surgical wound indications, combining PRP-based gels, membranes, and regenerative scaffolds. RegenLab is expanding its footprint in the growing global market for advanced wound care, where autologous biologics are rapidly emerging as effective, personalized solutions for chronic and post-surgical wounds. Our platform addresses critical unmet needs in diabetic foot ulcers (DFUs), venous leg ulcers, pressure sores, post-debridement recovery, and surgical incisions, offering solutions that are biologically active, reproducible, and deployable at the point of care.

The cornerstone of our platform is RegenKit® Wound Gel, an FDA-cleared, CMS-reimbursed PRP-based topical gel. We believe its ease of use and favorable reimbursement status (in the U.S., the national unadjusted payment rate for PRP wound applications billed as G0465 was $1,739.33 in 2024, and actual payment varies by wage index and other adjustments) make it an attractive option for wound care centers and outpatient clinics. Efficacy was demonstrated in a multicenter French study (Clavel et al., 2024) showing a 77.3% healing rate at 12 weeks, compared to 35.1% under standard of care. Economic validation was provided in a U.S. cost-effectiveness model (Russo et al., 2025) showing an ICER of $2,801 per quality-adjusted life year, well below accepted thresholds.

The platform also addresses surgical and orthopedic repair with CE-marked solutions such as RegenKit® ExtraCell-BMC for bone reconstruction, RegenKit® Surgery for autologous fibrin glue generation, and RegenMembrane™ for suture-compatible biological dressings. These kits allow intraoperative preparation of fibrin clots, membranes, and polymeric wound fillers, offering enhanced biological healing with minimal inflammatory risk.

In parallel, we are advancing a robust pipeline of next-generation autologous wound therapies, including gelation tubes, electrospun matrices, and injectable formulations. These are designed to extend our offering to complex wounds, mechanically challenging settings, and surgical adjunction.

RegenLab Advanced Wound Care Product Platform – Commercial and Pipeline Biosolutions

Product	Indication / Use Case	Technology & Differentiation	Evidence & Regulatory Status
RegenKit® Wound Gel	Chronic wounds: DFUs, pressure ulcers, post-surgical wounds	Closed-system PRP gel activated with thrombin serum (ATS), point-of-care	FDA Class II cleared; CMS reimbursed (avg. $1,746); Clavel et al. (77.3% healing rate)
CellularWound® Ca-Glu HA Tube*	Autologous PRP/BMC membrane formation with Ca-Glu + HA	Pre-filled gelation system with Ca-Glu, thixotropic gel, HA; rapid membrane formation	CE/MDR and FDA filings expected 2025–26
RegenTHT-TXA Tube*	Surgical and chronic wounds requiring fibrin stabilization	PRP gel stabilized with Tranexamic Acid (TXA); stronger clot, slower degradation	CE/FDA filings expected 2025–26
Skin Sub Biologic Dressing*	Wound repair, skin regeneration; bioresorbable scaffold	Electrospun silk fibroin + HA with PRP optimization; nanofiber matrix	Preclinical stage; CE submission via Leonardino (expected 2025)
BBBImplants (wound applications)*	Advanced skin and soft tissue defects; ECM mimicry	3D printed/electrospun PRP+HA+SF constructs; customizable shape/biomechanical design	ISO 10993 biocompatibility testing planned Q3 2025; CE/FDA expected 2026–27
RegenACR-C Plus	Chronic wounds (gel-forming PRP-based dressing)	Platelet-rich gel with Class IIb CE-mark; applied for wound bed prep and tissue regeneration	CE-marked in EU; CFDA approved in China; used in hospital wound care settings
RegenKit® ExtraCell-BMC	Orthopedic surgery; bone reconstruction; trauma	BMC concentrate combined with PRP and ATS; used intraoperatively with grafts or scaffolds	CE-marked since 2006; FDA expected 2026
RegenKit® Surgery	Autologous platelet-rich fibrin glue for wound closure	PRP + ATS system to create autologous fibrin clot/glue at point of care	CE-marked; FDA registration of applicator device; internal regulatory use for surgical integration
RegenKit® Extracell Membrane	Suturable membranes for tendon/ligament protection; surgical wound closure	Fibrin membrane from PRP + CaGlu, second-spin protocol; suture-compatible gel layer	CE pending; used in orthopaedics and dermatologic closure (e.g., rotator cuff, Achilles)
RegenFibrin Polymer	Deep surgical wounds or wound bed filling	Clot formation from PRP + CaGlu with enhanced volume and structure for implantation	ISO/CE pathway aligned with other regenerative wound fillers (2025–2026 filing target)

*	Pipeline

RegenLab’s wound care pipeline aligns with the same principles supporting our MSK platform: standardization, in-house manufacturing, regulatory control, and biologic personalization. We believe this integrated, multi-tiered product suite positions RegenLab as a long-term player in the transformation of wound healing into a biologically guided and economically viable outpatient therapy model.

Strategic Commercial and R&D Collaborations – Wound Care Platform

In support of our advanced wound care expansion, we have secured strategic partnerships to accelerate commercialization and innovation in key geographies:

●	In Q3 2025, RegenLab entered a long-term commercialization agreement with MiMedx Group Inc. (Nasdaq: MDXG), a leading U.S. wound care and placental allograft specialist. The partnership enables nationwide deployment of RegenKit® Wound Gel, leveraging MiMedx’s established access to Medicare, commercial payers, wound care centers, and hospital-based providers. RegenKit® Wound Gel is CMS-reimbursed under a National Coverage Determination (avg. ~$1,746 per procedure).

●	RegenLab is also conducting internal studies and health economic modeling in support of reimbursement dossiers for RegenKit® Wound Gel. The Company is working closely with payors and health technology assessment bodies to demonstrate both clinical and cost-effectiveness, building on real-world evidence from the U.S. market.

●	On the R&D front, RegenLab maintains a co-development agreement with Leonardino S.R.L., an Italian firm specialized in electrospun biomaterials. Together, the partners are advancing a nanofiber scaffold dressing composed of silk fibroin + hyaluronic acid for use in chronic and surgical wound management. The device is CE-pending, with Leonardino serving as legal manufacturer under MDR, while RegenLab retains full IP ownership and exclusive commercialization rights.

●	In parallel, RegenLab is investing in injectable wound-fill systems, including the CellularWound™ (HA&Ca-Glu) and TXA platforms, and next-generation fibrin membranes and polymerizable PRP clots designed for debrided wounds and post-surgical cavities. These are being validated under ISO 10993 biocompatibility and rheological performance testing.

3. Medical Aesthetics/Skincare Platform

RegenLab has developed a comprehensive Medical Aesthetics/Skincare Platform that harnesses the regenerative power of autologous PRP, PRP+HA combinations, and crosslinked biomaterials for indications such as skin rejuvenation, alopecia, scar remodeling, and aesthetic gynecology. The platform is anchored in Cellular Matrix®, RegenKit® and SkinVisc®, all of which are CE-marked under Class IIb or Class III classification. We are also planning a pathway to obtain CE-marked classification for our RegenMatrix® RM-SKIN product. These solutions are designed for clinical use in dermatology, trichology, and non-surgical aesthetics, and are commonly applied as stand-alone injectables or in conjunction with energy-based modalities (e.g., lasers, radiofrequency, microneedling) to enhance regenerative effects.

We expect RegenMatrix® RM-SKIN to extend the platform’s reach to more advanced skin aging and dermal volume loss indications, leveraging a crosslinked HA + PRP formulation for longer intra-tissue residence time and improved viscoelastic support. This solution complements Cellular Matrix’s linear HA indications.

RegenLab’s approach combines mechanistic scientific validation, histological evidence, and multimodal clinical experience to deliver biologically active, standardized, and well-tolerated therapies across aesthetic indications. The investigational use of Cellular Matrix for facial rejuvenation in the U.S. is supported by an FDA-approved Investigational Device Exemption (IDE) framework, with clinical studies led by Prof. Maria Hordinsky (University of Minnesota).

The Company also offers SkinVisc®, a pre-filled Class III CE-marked pure HA syringe indicated for skin bio-revitalization, widely used in aesthetic dermatology for its high-purity viscoelastic properties. Physicians use it alone or in combination with RegenPRP to optimize dermal hydration, texture, and elasticity.

RegenLab Aesthetics Platform – Products and Pipeline

Product	Indication / Use Case	Technology & Differentiation	Evidence & Regulatory Status
Cellular Matrix® (PRP+HA)	Facial rejuvenation, skin quality, periorbital & perioral zones	Class III implantable PRP + linear HA combo in CE-marked tubes; enhanced ECM remodeling	Hersant et al. 2017, Dzybova 2019, Hordinsky IDE study (US); CE under MDR; FDA pathway in progress
RegenMatrix® RM-SKIN*	Severe dermal aging, facial folds, loss of dermal structure	PRP + crosslinked HA gel in CE-marked RM-SKIN tube; longer intra-tissue residence and support	Part of CE pathway under RegenMatrix family; internal clinical program in progress
RegenKit® PRP	Skin revitalization, acne scars, alopecia	Closed-system PRP kit; consistent leukocyte-poor plasma; used standalone or adjunctively	PRP clinical studies in skin aging (Abuaf, 2016), alopecia (Shapiro, 2020); CE Class IIb
SkinVisc®	Pure HA for dermal bio-revitalization	Class III CE-marked syringe for HA-only skin hydration.	Registered in EU; dermatologic and aesthetic medicine indication
Cutecell® (R&D stage)*	PRP for cell culture and ex vivo expansion	Xeno-free PRP supplement for fibroblast/ADSC expansion; synergy with regenerative dermal fillers	CE filing planned 2026; HUG research alliance

*	Pipeline

Strategic Commercial and R&D Collaborations – Medical Aesthetics Platform

RegenLab’s aesthetic dermatology strategy is reinforced through a network of scientific collaborations, clinical investigators, and regulatory programs supporting product registration and clinical expansion in both Europe and the United States:

●	In the United States, investigational use of Cellular Matrix® for facial rejuvenation is ongoing under an FDA-approved IDE framework. The clinical lead, Prof. Maria Hordinsky (University of Minnesota), is overseeing an early-stage trial focused on skin texture, tone, and patient-reported satisfaction in facial aging. The Company expects this data will support a future regulatory submission and provide foundational safety and efficacy evidence for a U.S. PMA filing.

●	On the R&D side, RegenLab collaborates with the Hôpitaux Universitaires de Genève (HUG) on the development of Cutecell®, a xeno-free PRP-derived supplement optimized for the ex vivo expansion of dermal fibroblasts and mesenchymal stem cells (MSCs). This product is being evaluated as a clinical-grade reagent for advanced aesthetic and reconstructive procedures requiring autologous tissue engineering.

●	The Company has also validated a stratified product suite — including Cellular Matrix® (PRP+HA) and SkinVisc® (pure HA syringe) — to support tiered bio-revitalization protocols depending on patient age, dermal laxity, and volume loss. The related CE-marked products are already widely used in several aesthetic markets and [will be] complemented by RegenMatrix® RM-SKIN, a crosslinked PRP-HA formulation.

4. Women’s Health Platform

RegenLab is building a targeted Women’s Health Platform that addresses chronic, degenerative, and age-related gynecologic conditions through the localized delivery of standardized autologous biosolutions. These include Genitourinary Syndrome of Menopause (GSM), Lichen Sclerosus (LS), Stress Urinary Incontinence (SUI), Postpartum recovery and Intimate aesthetic medicine.

This platform leverages the regenerative potential of PRP and PRP+HA to promote epithelial renewal, mucosal hydration, collagen remodeling, and microvascular support, providing a non-hormonal, minimally invasive alternative to conventional therapies. It is intended to serve both functional gynecology and aesthetic intimate care needs.

At its core are RegenLab’s CE-marked systems, including Cellular Matrix®, RegenKit® PRP, SkinVisc®, with planned RegenMatrix RM-SKIN, all designed for use in sensitive mucosal tissues. Adoption of these products is expanding with physicians across Europe and Latin America.

In the United States, the Company is expanding the investigational use under the existing FDA IDE framework (initially designed for dermo-esthetics) to support vulvovaginal and SUI clinical studies, and the Company is currently developing future PMA targets.

RegenLab Stratified Product Platform for Women’s Health

– Autologous PRP and PRP+HA Solutions for Regenerative Gynecology –

Product	Indication / Use Case	Therapeutic Rationale	Evidence & Advantages	Regulatory Notes
Cellular Matrix® (PRP+HA)	GSM, SUI, lichen sclerosus, vulvovaginal atrophy	Enhances mucosal hydration, restores epithelial barrier, reduces inflammation via HA + PRP synergy	Histologic and clinical symptom improvement in published data (Brandi, Sharipova, Villalpando)	CE-marked Class III (EU); FDA IDE expansion planned for vulvovaginal use
RegenKit® PRP	Vaginal rejuvenation, postpartum repair, cosmetic gynecology	LP-PRP provides controlled growth factor delivery for healing, vascularization, and collagen support	Used in compassionate cases and real-world use across Europe; supports recovery without hormonal side effects	CE-marked Class IIb; non-orthopedic use in intimate tissue under MDR framework
RegenMatrix® RM-SKIN*	Vulvar remodeling, dermal laxity in intimate zones	PRP + crosslinked HA offers longer residence time; used in moderate to severe atrophic vulvar states	Injectable bio-gel used for deep dermal support in mucosal remodeling;	RM-SKIN extension to intimate use under same CE umbrella as dermo/MSK products. CE in 2026/2027.
SkinVisc®	Perineal hydration, tissue elasticity, HA-only protocol support	Pure HA Class III CE-marked syringe; used alone or alongside PRP in gynecology	Accepted by practitioners for use in vulvar dryness and structural thinning; complements Cellular Matrix	CE-marked; regulated as implantable dermal filler in EU
Cutecell® (R&D)	Lab expansion of patient-derived epithelial or MSC lines	PRP-derived cell supplement for xeno-free ex vivo culture; enhances fibroblast/epithelial regeneration	Ongoing research with HUG; potential to enable cell-assisted gynecologic interventions	CE pathway anticipated 2026–27

*	Pipeline

Strategic Clinical and R&D Collaborations – Women’s Health Platform

A growing network of clinical experts, investigative research groups, and regulatory planning initiatives targeting urogenital and mucosal regeneration is supporting RegenLab’s development of its Women’s Health Platform:

●	Across Europe, RegenLab has collaborated with key clinical investigators including Prof. Maria Laura Brandi (Florence), Prof, Barbara Hersant (France), Dr. Inna Sharipova (Russia), and Dr. Gustavo Leibaschoff (Argentina/Europe) on the application of Cellular Matrix® and RegenKit® PRP in conditions such as Genitourinary Syndrome of Menopause (GSM), lichen sclerosus, vulvovaginal atrophy, and stress urinary incontinence (SUI). These partnerships have produced published histologic and clinical evidence of epithelial regeneration, vascular remodeling, and symptom improvement in postmenopausal and post-surgical women.

●	The Company plans to expand its CE regulatory indications under MDR Class III for Cellular Matrix® to include urogynecology and pelvic tissue regeneration, using a combination of real-world clinical data, histological endpoints, and prospective observational registries.

●	In the United States, RegenLab is preparing to leverage its existing FDA IDE framework (originally developed for dermo-esthetics) to support investigational studies in GSM and SUI, with the goal of pursuing a PMA pathway for PRP+HA in non-hormonal gynecology.

●	RegenLab’s collaboration with HUG–Geneva further supports the Cutecell® program, which is being developed as a clinical-grade, xeno-free PRP-derived supplement for the ex vivo expansion of epithelial cells and mesenchymal stromal cells (MSCs), which the Company believes has potential application in reconstructive gynecology and vaginal tissue engineering.

Management

Our products, pipeline and company strategy were originated and are supported by a management team with extensive experience and expertise in clinical research and development, business development and commercialization. Our founder, Chairman and CEO, Antonino Turzi is a serial entrepreneur in the Life Sciences industry and early leader in the biomaterials and tissue engineering industry and the author of all of RegenLab’s patents and patent applications. Dr. Giuseppe Calloni, the President of RegenLab USA LLC, our US subsidiary, has 25 years of executive management for public and private Chemical and Biotech organizations in Italy, France, Switzerland, China, and USA and is the author of 25 scientific publications, 3 patents, and 2 books.

Our Strategy

RegenLabs has defined a strategic roadmap to become a leader in autologous tissue engineering and continue to establish its products as standards-of-care for the following markets:

●	Musculoskeletal: RegenLab’s goal is to further expand the market shares of RegenKit and Cellular Matrix. In addition, the Company has finalized its last pivotal study in Grade IV Osteoarthritis for Regen Matrix in 16 University Hospitals in France by 2025 and intends to launch it as a complementary offering to its Cellular Matrix clients. The Company anticipates obtaining FDA approval (Premarket Approval) for Cellular Matrix and RegenMatrix in the United States by H1 2026. The Company is also evaluating its regulatory alternatives for Cellular Matrix in China beyond the Hainan province and Hong Kong where it is already approved for commercialization.

●	Advanced Wound Care: The Company is executing the launch of Regen Kit Wound Gel US-FDA approved & reimbursed by CMS with a National Coverage Determination in the United States. The Company is launching Regen Kit Wound Gel through its own sales forces in a first stage to elicit early demand and validate its commercial value proposition. In Q3-4 2025, the Company signed a strategic partnership with Midmedix (NASDAQ: MDXG), a specialist in skin substitutes for Advanced Wound Care. The Company is evaluating means to obtain a degree of reimbursement for RegenKit Wound Gel in selected European countries (including France, Germany and Italy).

●	Medical esthetics: The Company hopes to accelerate its market share expansion for RegenKit and Cellular Matrix in Europe, while supporting clinical and regulatory development across indications for Cellular Matrix in the United States (a pilot study has been conducted by Prof. Maria Hordinsky at Minnesota University under an IDE approved by FDA). The Company intends to obtain a CE approval under MDR for Cellular Matrix in certain dermo-esthetics application in 2025 (already existing under Council Directive 93/42/EC, “EU-MDD”). In the future, the Company may also decide to increase the promotion of Cellular Matrix in dermo-esthetics but also Urology & gynecology applications alone or through distributors.

●	Women’s Health: The Company is developing autologous regenerative therapies to address a range of urogenital and gynecologic conditions, including Genitourinary Syndrome of Menopause (GSM), lichen sclerosus (LS), and stress urinary incontinence (SUI). These conditions are prevalent among postmenopausal women and are currently underserved by standard therapies such as topical hormone treatments and surgical repair. RegenLab’s platform, based on autologous PRP and PRP-HA combinations, has shown promise in promoting epithelial regeneration, reducing inflammation, and improving vascularization in mucosal tissues. Clinical experience with RegenKit® and Cellular Matrix® in gynecologic indications has been expanding in Europe through physician adoption. The Company is preparing to launch clinical studies and regulatory programs aimed at expanding its approved indications in this segment. In the United States, RegenLab intends to pursue investigational pathways to support PRP-HA use in vulvovaginal atrophy and SUI, building on its IDE framework for dermo-esthetics. In parallel, we are evaluating MDR expansion in the EU for urology and gynecology indications based on the current Class III implantable classification for Cellular Matrix®. Given that up to 50% of postmenopausal women experience symptoms related to GSM and vulvovaginal atrophy, we see this area as a significant market opportunity aligned with broader trends favoring non-hormonal, minimally invasive solutions in gynecology.

The United States accounts for approximately 50% of the global market in RegenLab’s primary therapeutic areas, including orthobiologics, regenerative wound care, and aesthetic applications. Europe and the rest of the world (ROW) each represent roughly 25%. We believe that our strategic alignment in connection with our re-domestication into the United States and the consummation of this offering will strengthen our position in the most commercially significant healthcare market and globally.

Competitive Advantages

The nature of RegenLab’s products, straddling medical devices, implantable biomaterials and autologous biologic fluids gives rise to diverse regulatory assessments and associated complexities. Regulatory assessments impact the amount and nature of clinical and manufacturing practices and other data that is necessary to obtain marketing authorizations.

We have a team of 32 employees, located in the United States, Switzerland and France, dedicated to regulatory and clinical activities. In particular, the Company believes that its in-house regulatory and clinical skills and expertise in building market specific regulatory dossiers in the United States, Europe and APAC have been and will continue to be key for the success of its activities.

The EU-MDR was published on May 5, 2017 and implemented since May 26, 2021. On April 25, 2023, RegenLab obtained full EU-MDR certifications for its lead products, demonstrating our ability to adjust to the additional regulatory constraints imposed by the EU-MDR onto all the participants in the medical device markets, from manufacturers to distributors and onto Notified Bodies which have the authority to deliver CE-Mark certificates.

Our Quality Management System (“QMS”) is compliant with ISO 13485 and MDSAP (Medical Device Single Audit Program covering certification of USA, Canada, Brazil, Australia & Japan). Our manufacturing across the United States, Switzerland and France, have a production capacity of six million tubes/treatments per year and are aimed at delivering products to their local customers in conformity to local regulations, with limited shipment costs and minimal cross-continental deliveries between Europe and the United States. Our company has also undergone successful annual regulatory and quality audits and adapted its manufacturing facilities to the local markets’ regulatory requirements, thereby facilitating further regulatory audits and fostering relationships with regulators and other local authorities and stakeholders.

Further, RegenLab offers a complete technology platform that has many advantages. It allows the preparation of PRP in different forms to suits the physician’s and patient’s needs. RegenPRP™ is obtained either in liquid form for injection, or upon combination with autologous thrombin serum (prepared with RegenATS tubes) of PRP gel, platelet rich fibrin glue, platelet rich fibrin clots or platelet rich fibrin membranes. These products can be combined with cell extracts like bone marrow cell concentrate (BMC) (also prepared using RegenLab aspiration technology) and fat tissue. For complex bone reconstruction, “minced” cartilage & bone graft or bone substitute can be added to the preparation.

Summary of Risk Factors

Our business and ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in the section entitled “Risk Factors” in this prospectus:

Risks Relating to Our Business, Strategy and Industry

●	The success of our business model depends on obtaining and maintaining the required approvals to market our products.

●	Even if we complete clinical testing and receive approval for a medical device, the FDA or other comparable regulatory authorities may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-market clinical trials or for a more limited indication or patient population than we originally requested.

●	The successful continued commercialization of our products and any other product candidates will depend on obtaining reimbursement of our medical devices from third party payors.

●	Our business and product sales may be impacted by alternative technologies and the emergence of new technologies.

●	The Company’s commercial deployment is highly dependent upon relationships with healthcare professionals.

●	Our success will depend on our ability to develop an internal sales force and external distributor arrangements, the failure of which could negatively impact our business strategy and results of operations.

●	Uncertainties in regulatory and other matters in emerging markets could complicate the Company’s marketing strategy internationally.

●	Our products have existing competition in the marketplace and we may not be able to compete effectively.

●	The results of preclinical studies and early-stage clinical trials may not be predictive of future results.

●	We may be unable to attract a strategic partner for the further development of our product candidates.

●	Our efforts to secure commercial partners may not be successful.

●	We may use third-party collaborators and service providers to help us support, develop or commercialize our product candidates, and our ability to commercialize such candidates may be impaired or delayed if such collaborations or engagements are unsuccessful.

●	We depend on the experience and expertise of our senior management team and the loss of any executive officer, or the inability to identify and recruit executive officers in a timely manner, could harm our business, operating results, and financial condition.

●	If product liability lawsuits are brought against us, we may incur substantial liabilities.

Risks Related to our Limited Operating History and Financial Position

●	Our operating results may fluctuate significantly, which will make our future results difficult to predict and could cause our results to fall below expectations.

Risks Related to our Intellectual Property

●	It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection. If our patent position and potential regulatory exclusivity do not adequately protect our product candidates, others could compete against us more directly, which would harm our business, possibly materially.

●	Any trademarks we own or may obtain may be infringed or successfully challenged, resulting in harm to our business.

Risks Relating to our Securities and this Offering

●	Our directors, executive officers and principal stockholders will continue to have substantial control over our company after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

●	Our management will have broad discretion in how we use the net proceeds of this offering and might not use them effectively.

●	Future sales by our common stock may adversely affect the market price of our securities and our ability to raise funds in new offerings.

●	You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

General Risk Factors

●	Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

●	If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

●	Our current insurance coverage may not be adequate, and we may not be able to obtain insurance at acceptable rates, or at all.

Corporate Information

We were formed as RegenLab USA LLC, a Delaware limited liability company, in July 2013, as a wholly owned subsidiary of Regen Lab S.A., a limited company domiciled in Switzerland (“RLS”). In July 2025, we converted to a Delaware corporation and changed our name to RegenLab USA, Inc., by filing with the Secretary of State of Delaware a Certificate of Conversion from a limited liability company to a corporation. In connection with the conversion, we also entered into a Share Exchange Agreement, pursuant to which the holders of our outstanding equity securities exchanged such securities with the holders of all of the outstanding equity of RLS and Regen Lab France SAS (“Regen France”), resulting in RLS and Regen France becoming our wholly owned subsidiaries.

Controlled Company

Antonino Turzi, our principal stockholder, currently controls approximately [99]% of the voting power of our capital stock (based on shares of common stock outstanding as of [___], 2025) and will control approximately [___]% of the combined voting power of our capital stock upon completion of this offering, and we are therefore a “controlled company” as defined under Nasdaq Marketplace Rules. We do not intend to rely on the controlled company exemptions provided under Nasdaq Marketplace Rules.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined under the Securities Act of 1933, as amended (the “Securities Act”). As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (or the Sarbanes-Oxley Act);

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period. We will remain an emerging growth company until the earliest to occur of: (i) our reporting $1.235 billion or more in annual gross revenues; (ii) the end of fiscal year 2031; (iii) our issuance, in a three year period, of more than $1 billion in non-convertible debt; and (iv) the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million on the last business day of our second fiscal quarter.

We have elected to take advantage of certain of the reduced disclosure obligations and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies in which you hold equity interests.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

The Offering

Common stock offered by us	[●] shares

Common stock to be outstanding after this offering	[●] shares (or [●] shares if the underwriters exercise their over-allotment option in full).

Over-allotment option	We have granted the underwriters a 45-day option to purchase up to an additional [●] shares of our common stock at the initial public offering price to cover over-allotments, if any.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $[●] million, based on the assumed initial public offering price of $[●] per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering for sales and marketing, machine equipment for factories in France, Switzerland and the U.S.A., R&D and regulatory expenses for clinical studies in Europe and the U.S.A., and for working capital and general corporate purposes. See “Use of Proceeds.”

Concentration of ownership	Upon completion of this offering, assuming an offering size as set forth above, our executive officers and directors will beneficially own, in the aggregate, approximately [●]% of the outstanding shares of our common stock (or [●]% of the outstanding shares of our common stock if the underwriters’ option to purchase additional shares is exercised in full).

Proposed Nasdaq symbol	“RGNA”

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page [20] and the other information in this prospectus for a discussion of the factors you should consider carefully before you decide to invest in our common stock.

Lock-Up	Our executive officers and directors have agreed with the underwriters not to sell, transfer or dispose of any shares or similar securities for 180 days following the closing date of this initial public offering without the prior written consent of the Representative. Any other holders of 1% or more of the outstanding shares of our common stock (and all holders of securities exercisable for or convertible into shares of common stock) have also agreed with the underwriters not to sell, transfer or dispose of any shares or similar securities for 180 days following the effective date of the registration statement for this offering without the prior written consent of the representative. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”

Representative’s Warrants	We will issue to Kingswood Capital Partners, LLC, as the representative of the underwriters, upon closing of this offering compensation warrants entitling the underwriters or their designees to purchase up to two and one half percent (2.5%) of the aggregate number of shares of our common stock that we issue to investors in this offering. The warrants are exercisable for a four-and-one-half year period commencing 180 days following the commencement of sales of the common stock in this offering. The warrants will have an exercise price per share equal to 125% of the public offering price of our shares of Common Stock offered hereby. See “Underwriting — Representative’s Warrants.”

The number of shares of our common stock to be outstanding upon completion of this offering is based on [●] shares of our common stock outstanding as of [●], 2025, and excludes:

●	[●] shares of our common stock (which is equal to [●]% of our issued and outstanding common stock immediately after the consummation this offering) reserved for future issuance under our Equity Incentive Plan, which will become effective as of the closing of this offering.

Unless otherwise indicated, this prospectus reflects and assumes the following:

●	No exercise by the underwriters of its over-allotment option; and

●	No exercise of the Representative’s warrants.

Summary of Financial Information

The following table sets forth summary financial and other data for the periods ended and at the dates indicated below. Our summary financial information as of December 31, 2024 and as of December 31, 2023, has been derived from our audited financial statements included in this prospectus. The financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus.

Statement of Operations (in thousands)

	For the Years Ended December 31,
	2024	2023
REVENUES
Net Product sales	$48,382	$47,832
Cost of sales	13,914	13,923
Gross profit	34,468	33,909

OPERATING EXPENSES:
General and administrative	11,774	13,904
Marketing and distribution	14,981	16,062
Research and development	3,853	2,991
Total expenses	30,608	32,957

INCOME FROM OPERATIONS	3,860	953

OTHER (INCOME) EXPENSES:
Finance charges	(808)	(3,268)
Other (income) expense	138	(1,214)
Total other (income) expenses, net	(670)	(4,482)

NET INCOME (LOSS)	2,696	(2,362)

NET INCOME (LOSS) PER SHARE, BASIC AND DILUTED	$0.05	$(0.05)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC AND DILUTED	51,300	51,300

COMPREHENSIVE INCOME (LOSS):
Net Income (Loss)	$2,696	$(2,362)
Foreign currency translation	(161)	152
Deferred tax impact	68	4
Other (income) expense	(807)	(737)
Total other (income) expenses, net	$1,795	$(2,907)

Cash Flow Data (in thousands):

	Year ended December 31, 2024	Year ended December 31, 2023
Net cash used in operating activities	$4,433	$3,399
Net cash used in investing activities	(2,959)	(4,738)
Net cash (used in)/provided by financing activities	(3,032)	402
Net Change in Cash	$(1,063)	$(1,312)

Balance Sheet Data (in thousands):

	Year ended December 31, 2024	Year ended December 31, 2023
Non-Current Assets	$11,091	$11,494
Current Assets	958	2,021
Non-Current Liabilities	33,062	24,796
Current Liabilities	19,123	18,029
Total Stockholders Equity/(Deficit)	$(1,180)	$(4,177)

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, and that involve significant risks and uncertainties. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance, or achievements, and may contain the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “the facts suggest,” “will,” “will be,” “will continue,” “will likely result,” “could,” “may” and words of similar import. These statements reflect the Company’s current view of future events and are subject to certain risks and uncertainties as noted in this prospectus. These risks and uncertainties include, among others, the following:

●	the acceptance of our developing medical device products and programs by the medical community;

●	our reliance on suppliers and our ability to source raw materials at affordable costs;

●	our ability to protect our intellectual property;

●	our compliance with governmental regulations;

●	the success of our clinical study protocols with the FDA, CFDA and other regulatory agencies for our developing medical device products;

●	our ability to contract with healthcare providers and obtain adequate reimbursement models;

●	our ability to successfully sell and market our medical device products;

●	our ability to attract and retain key personnel; and

●	our ability to successfully pursue strategic collaborations to help develop, support or commercialize our products.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from those anticipated in these forward-looking statements.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with. Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth above under “Risk Factors” and elsewhere in this prospectus. The factors set forth above under “Risk Factors” and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. We caution readers not to place undue reliance on such statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus.

Risk Factors

Any investment in our securities involves a high degree of risk. You should carefully consider the risks described below, which we believe represent certain of the material risks to our business, together with the information contained elsewhere in this prospectus, before you make a decision to invest in our shares of common stock. Please note that the risks highlighted here are not the only ones that we may face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the following events occur or any additional risks presently unknown to us actually occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business, Strategy and Industry

The success of our business model depends on obtaining and maintaining the required approvals to market our products

We have invested a significant portion of time and financial resources in the development of our medical devices. Our business is dependent on our ability to successfully complete development of, obtain regulatory approval for, and, if approved, successfully commercialize our medical devices in a timely manner. We may face unforeseen challenges in our product development strategy, and we can provide no assurances that our medical devices will be successful in clinical trials, will ultimately receive regulatory approval from any or all of the agencies from which we seek such approval, and will be commercially successful in their target markets.

While the Company has obtained regulatory approvals in major markets for some of its products, such as RegenKit® in 2003 in the EU and in 2010 in the United States, CellularMatrix® and ArthroVisc in 2014 in the EU, RegenKit WoundGel® in 2009 in the EU, in 2016 in China and in 2022 in the United States and since April 2023, full EU-MDR certifications for its lead products, we may not be able to obtain regulatory approval, at all or in all of the desired markets, of the medical devices we are currently developing or may seek to develop in the future.

The time required to conduct clinical trials and obtain approval or other marketing authorizations by the regulatory authorities is unpredictable and typically takes many years and depends upon numerous factors, including the discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during a medical device’s development and may vary among jurisdictions. Regulators may also subsequently limit or revise the indicated uses for which the product was originally marketed, which could significantly impact our sales.

Prior to obtaining approval to commercialize any medical device in the EU, the United States or any other geographies, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the notified body, FDA or other regulatory authorities, that such medical device is safe and effective for its intended uses. Results from pre-clinical studies and clinical trials can be interpreted in different ways. Even if we believe that the pre-clinical or clinical data for our devices are promising, such data may not be sufficient to support approval. Additionally, the notified body, FDA or other regulatory authorities may also require us to conduct additional pre-clinical studies or clinical trials for our medical devices either prior to or post-approval or may object to elements of the clinical development program, requiring their alteration.

Even if we complete clinical testing and receive approval for a medical device, the FDA or other comparable regulatory authorities may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-market clinical trials or for a more limited indication or patient population than we originally requested.

If the regulatory authorities discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or if a regulatory authority disagrees with the marketing or labelling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or the Company. In addition, regulatory authorities may prohibit the use of PRP in certain indications, for example in the esthetic field in France. These restrictions could include requesting a recall or requiring withdrawal of the product from the market, suspension of manufacturing or suspension, variation or withdrawal of the related approval. Any delay in obtaining, inability to obtain or withdrawal of any applicable regulatory approval would delay, inhibit or prevent commercialization of that medical device and would adversely impact our business, results of operations and future prospects.

The successful continued commercialization of our products and any other product candidates will depend on obtaining reimbursement of our medical devices from third party payors.

The Company’s activities fall within the healthcare sector and are affected by the regulatory and economic environment of this sector which also differs in each country. The Company’s ability to obtain acceptable reimbursement levels from governmental authorities or public and private entities could have an impact on the sale of its medical devices and therefore on its ability to generate revenues.

There is continuing economic, regulatory and political pressure to limit the cost of medical devices and medical procedures involving medical devices. Third party payers are increasingly questioning the prices of medical devices, and many of them may reduce or refuse to reimburse certain medical devices. As a result, the Company could be required to reduce the price of its products to win bids from public hospitals.

Currently, RegenKit Wound Gel®, which was approved by the FDA in 2022, is covered by a Center for Medicare Services (CMS) decision giving rise to a USD $1,746 reimbursement but the Company cannot guarantee that such reimbursement will not be challenged in the future. Further legislative reforms of reimbursement systems (including price regulation) could also reduce reimbursement of medical devices or medical procedures involving medical devices. The Company cannot guarantee that it will obtain optimal reimbursement in other countries in which it intends to market its products. In addition, the Company’s products may not obtain reimbursement in certain indications, for example in the esthetic or the comfort care fields. The absence or insufficiency of coverage / reimbursement for our products or adoption of new legislation that is more restrictive could limit the revenue generated by the sale of our products and thus have a significant adverse effect on the Company’s business, financial position and operating results.

Our business and product sales may be impacted by alternative technologies and the emergence of new technologies.

The medical devices market in which the Company operates is subject to technological change. The areas of application of PRP are very broad and in many cases doctors and surgeon have therapeutics solutions. Our medical devices could be less competitive or even obsolete due to other therapies, research, discoveries or inventions made by third parties including competitors. For illustration purposes, new biological products or else may show a superior efficacy over the products prepared with our medical devices.

The Company cannot guarantee that it will maintain its commercial advantage in case that new medical devices, new technologies or new treatment appear and become more useful and efficient than the medical devices developed by the Company. As a result, the success of the Company depends on its ability to, among others, maintain its technological lead by developing new medical devices that address the changing needs of the medical community and improve the effectiveness, safety and reliability of its existing medical devices. In this purpose, the Company has implemented a technology monitoring with periodic reports.

Developing medical devices involves significant business risks and substantial costs. The Company may not guarantee that it will be able to improve or adapt its existing technologies and treatment to changing medical standards and practices in a timely or cost-effective manner. If the Company is unable to maintain its technological lead by creating new medical devices or improving its existing medical devices in particular in terms of ease of administration, effectiveness and/or safety, the Company could face market losses or obsolete inventory which could reduce the competitiveness of the Company and have a significant adverse effect on its business, financial position and operating results.

Other autologous biologic preparation methods or technologies from the bone marrow or adipose tissue are actively monitored, and considered within RegenLab scope of research, product and development. In addition, other autologous blood derivates, that exposed some specific areas but failing from the time being to establish sufficient advantage cost/risk/efficacy advantage, for example Biomet nSTRIDE. Several drug candidates from the pharmaceutical sector, remaining widely out of reach.

The Company’s commercial deployment is highly dependent upon relationships with healthcare professionals.

Despite the fact that the Company’s medical devices are already accepted and used by the medical community in the EU and the United States for a variety of indications, including musculoskeletal and skincare, and in China for chronic wound, there is no guarantee that the medical devices currently in development will be accepted by the healthcare professionals in the future. The commercial success of the current and future Company’s medical devices depends upon the medical community acceptance, especially in terms of safety, effectiveness and/or ease of use.

While the Company continues its efforts to obtain convincing results in the field of skincare, musculoskeletal and advanced wound care, healthcare professionals may be reluctant to change their surgical practices in order to use the medical devices proposed by the Company, in particular for the following reasons:

●	difficulty in obtaining reimbursement for the Company’s medical devices from governmental institutions, healthcare institutions and/or practitioners, due in particular to limitations in reimbursement by public or private health insurance plans or collective organizations;

●	the possible reluctance of certain practitioners to prepare and/or use autologous biological material; and

●	practitioners’ fear of liability issues arising from the use of a new technology.

Without the support of healthcare professionals, the pace of large-scale deployment of the products developed by the Company could be slowed down considerably.

Our success will depend on our ability to develop an internal sales force and external distributor arrangements, the failure of which could negatively impact our business strategy and results of operations.

The Company’s commercial strategy consists in deploying its medical devices internationally. The commercial deployment of the technology to health care institutions (hospitals or private clinics) and practitioners has been carried out by a combination of two sales forces: (a) a direct sales force (B2C); and (b) a targeted sales force relying on local distributors and agents (B2B). The success of our deployment strategy will depend on our ability to increase and develop our sales forces in particular by attracting, recruiting and retaining a qualified sales force and strengthening and entering into distributorship agreements in the geographical areas in which our Company intends to operate in order to market its current and future medical devices.

In order to increase the marketing of its medical devices, the Company has entered into more than 120 distributorship agreements which contain several commitments for the distributors (including compliance applicable laws and regulations and ensuring a high quality of storage, delivery and transport of the products). For example, the Company has entrusted the distribution of its products in the United States to the Stryker group. RegenLab has also entered into agreements with distributors in Taiwan, Russia, Spain, Italy, Netherlands, Canada, Australia and Czech Republic. The distributorship agreements grant to the distributors the exclusive right to market the Company’s products in defined areas. As distributors account for a large percentage of the Company’s yearly revenue, distributors’ bad selling performance could impact the Company’s ability to generate revenue and could have a material impact on our business, financial condition, and results of operations. In case a distributor fails to meet its commitments, the Company could be compelled to change such distributor, which could be lengthy and costly, and there is no guarantee that the Company will be able to find a new distributor with the required qualities.

In addition, the Company cannot guarantee that it will be able to enter into new distribution agreements to be able to market its products in all countries with sales potential, or that these distributors or agents will have the necessary expertise in regenerative therapy, or that they will devote the necessary resources to the commercial success of its products. If any such event were to occur, it could have an impact on the sale of its medical devices which would be likely to have a material adverse effect on the Company, its business, financial condition, results, development and prospects.

Uncertainties in regulatory and other matters in emerging markets could complicate the Company’s marketing strategy internationally.

The Company’s strategy includes continuing to pursue growth opportunities in sales internationally, including in emerging markets, which could expose it to additional risks associated with international sales and operations. For example, the Company intends to develop its sale forces in order to commercialize RegenKit and Cellular Matrix in Africa. Our international operations are, and will continue to be, subject to a number of risks and potential costs, including changes in foreign medical reimbursement policies and programs, differences in and changes to foreign regulatory requirements, in particular regarding regulatory clearance of products, differing local product preferences, diminished protection of intellectual property in some countries, and trade protection measures, which may prevent the Company from shipping products to or receiving products from a particular market or restrict its access to certain sources of raw materials. Foreign sales may also face difficulty in staffing and managing foreign operations, potentially negative consequences from changes in tax laws, and labor, political, social and economic instability and uncertainty, including wars, other conflict and sovereign debt issues. Violations of foreign laws or regulations could result in fines or other criminal sanctions against the Company, its officers or employees.

Wars and other conflicts may increase certain of these risks and may adversely affect our business and financial performance, including by limiting our ability or our distributors’ ability to operate in, or export from, certain markets. In particular, in February 2022, armed conflict escalated between Russia and Ukraine. In response thereto, the United States and other North Atlantic Treaty Organizations member states, as well as certain non-member states, announced targeted economic sanctions, embargoes and export controls on Russia and Belarus. The Company’s dependence on distributors located in Russia and Belarus for a significant portion of its turnover puts it at risk of losing revenue due to actual or potential wars involving these countries. As drugs and medical technologies are not under embargo, the Company continues to distribute its products in Belarus and Russia in compliance with the applicable sanctions. The Company has no other activities or operations in Belarus or Russia. Disruptions in these regions could impact the ability of the Company’s distributors to operate effectively, leading to a decrease in sales and revenue.

Our products have existing competition in the marketplace and we may not be able to compete effectively.

We operate in a rapidly changing sector in which it faces significant competition, both from established competitors and from more recent competitors and could in the future face competition from new entrants. We face strong competition from several companies that also offer PRP preparation devices and systems such as Terumo and Crown Laboratories Inc., Emcyte which are acting in the PRP market, or Arthrex and Zimmer Biomet which are providing solutions for knee pathology. We may also be exposed to competition from certain companies already present in the medical devices market which may (i) have greater financial, marketing and human resources than us or from competitors which may respond more quickly to the expectations of health professionals by offering a new or different technology or (ii) adopt more aggressive pricing policies or (iii) be more successful in attracting potential customers, employees and strategic partners.

Our medical devices could be rendered uneconomical by technological advances of current or future competitors or by other new therapies. For instance, there are several companies such as Zimmer Biomet which are developing medical devices or treatment at varying stages of development intended to treat arthrosis and especially articular pain in the knee. Although several of our products have successfully completed clinical trials and have been approved by regulatory authorities in several countries, it could be considered less effective or obsolete and sales may decline if other medical devices demonstrate superior efficacy, safety, and/or cost-effectiveness. Therefore, the successful commercialization of a particular product will depend in part upon the Company’s ability to complete clinical studies and/or obtain the required marketing clearances or approvals prior to our competitors, or, if regulatory clearance or approval is not obtained prior to our competitors, to identify markets for our products that may be sufficient to permit meaningful sales of our products.

If the company fails to adapt to the competitive environment by offering new or more efficient medical technologies, it could cause the Company to have difficulty maintaining or increasing sales of its medical devices and thus have a significant adverse effect on the Company’s business, financial position and operating results.

The results of preclinical studies and early-stage clinical trials may not be predictive of future results.

The results of preclinical studies may not be predictive of the results of clinical trials, and the results of any early-stage clinical trials we commence may not be predictive of the results of the later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. There can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval of any products.

We may be unable to attract a strategic partner for the further development of our product candidates.

Even if positive clinical data is eventually achieved in any future clinical trials, we may not be able to enter into strategic partnerships, out-licensing, or other similar arrangements that we may consider necessary or appropriate to commercialize product candidates successfully, or even have the resources necessary to seek such arrangements. Furthermore, even if such a strategic relationship regarding any of our products or product candidates is reached, development milestones, clinical data, or other such benchmarks may not be achieved. Therefore, our product candidates may never proceed toward commercialization or drive cash infusions for us, and we may ultimately not be able to monetize the patents, existing clinical data, and other intellectual property.

Our efforts to secure commercial partners may not be successful.

From time to time, we engage in discussions with larger companies regarding potential strategic partnerships involving the broad commercialization of our devices. The resources and expertise of such a partner would greatly facilitate the capture of market share within the wound care market, but would require that the economic benefits of such a broad penetration would be shared with said partner. We may not be successful in securing such a partner. Furthermore, even if a partner is secured, the partnership may not attain the market penetration contemplated, and the profits ultimately realized by us, if any, may not be sufficient to allow us to execute our business strategy.

We may use third-party collaborators and service providers to help us support, develop or commercialize our product candidates, and our ability to commercialize such candidates may be impaired or delayed if such collaborations or engagements are unsuccessful.

We do presently and may in the future selectively pursue strategic collaborations or engagements for, among other purposes, development, data collection, analysis, and/or commercialization of our product candidates, domestically or otherwise. There can be no assurance as to our ability to utilize the data from such engagements to their potential. Nor can there be any assurance, in general, that we will be able to identify future suitable collaborators or negotiate collaboration agreements on terms that are acceptable to us or at all. In any current or future third-party collaborations, we are and would be dependent upon the success of the collaborators in performing their responsibilities and their continued cooperation and engagement. For a variety of reasons outside of our control, our collaborators or third-party providers may not cooperate with us or perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators’ resources that will be devoted to performing their responsibilities under our agreements with them. Our collaborators may choose to pursue alternative technologies in preference to those being developed in collaboration with us. The development and commercialization of our product candidates will be delayed if collaborators fail to conduct their responsibilities in a timely manner or in accordance with applicable regulatory requirements or if they breach or terminate their collaboration agreements with us. Disputes with our collaborators could also result in product development delays, decreased revenues and litigation expenses.

We depend on the experience and expertise of our senior management team and the loss of any executive officer, or the inability to identify and recruit executive officers in a timely manner, could harm our business, operating results, and financial condition.

Our success depends largely upon the continued services of our key executive officers. We rely on our executive officers in the areas of business strategy, research and development, marketing, sales, services, and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We do not maintain key-man insurance for any member of our senior management team or any other employee. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees could have a material adverse effect on our business.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

Product liability risk is the Company’s exposure when defective medical products and devices produced by the Company cause death or bodily injury to any person and/or damage or destruction of a product ordinarily intended for private use, and which has been used primarily for private purposes by the victim. Manufacturing or selling defective products is one of the biggest concerns for the Company. The Company could be exposed to liability risks, in particular liability for defective products, during clinical development and during the manufacture and marketing of its various medical devices. The liability of the Company could also result from actions by its partners, licensees, co-contractors or subcontractors, over which the Company has no control. Such liability could materially and adversely affect its reputation and the sale of its medical devices.

Medical care and clinical studies and trials involve risks, particularly for the patients and participants who may suffer unexpected adverse effects due to the product or medical devices developed by the Company. The Company could be held liable by patients and participants because of unexpected adverse effects. Furthermore, the Company acting as a sponsor or investigator of a clinical trial might be liable for damages suffered by participants in connection with the trial. There is no guarantee that suits relating to the use of its products and medical devices will not be asserted against the Company in the future and the Company may not be able to obtain and maintain sufficient and affordable insurance coverage, including coverage for significant legal expenses.

Our products are subject to governmental regulation which requires us to constantly maintain compliance with such regulations to be in position to sell our products.

Our current technology and products are subject to extensive regulation by numerous governmental authorities in the U.S., both federal and state, and in foreign countries by various regulatory agencies. Specifically, our devices are subject to regulation by the FDA and state regulatory agencies. The FDA regulates drugs, medical devices, and biologics that move in interstate commerce and requires that such products receive clearance or pre-marketing approval based on evidence of safety and efficacy. The regulations of government health ministries in foreign countries are analogous to those of the FDA in both application and scope. In addition, any change in current regulatory interpretations by, or positions of, state regulatory officials where our products are used could materially and adversely affect our ability to sell products in those states. The FDA will require us to obtain clearance or approval of new or modified devices when used for treating specific wounds or marketed with specific wound-healing claims, or for other products under development.

We believe all our products for sale are legally marketed. As we expand and offer and/or develop additional products in the U.S. and in foreign countries, clearance or approval from the FDA and comparable foreign regulatory authorities prior to introduction of any such products into the market may be required. We provide no assurance that we will be able to obtain all necessary approvals from the FDA or comparable regulatory authorities in foreign countries for these products. Failure to obtain the required approvals would have a material adverse impact on our business and financial condition.

Compliance with FDA and other governmental requirements imposes significant costs and expenses. Further, our failure to comply with these requirements could result in sanctions, limitations on promotional or other business activities, or other adverse effects on our business.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Affordable Care Act, or the ACA, was passed, which substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the U.S. presidential administration to repeal or replace certain aspects of the ACA. By way of example, the Tax Cuts and Jobs Act, or the TCJA, included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030. In addition, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for any product candidate we develop or complementary diagnostics or companion diagnostics or additional pricing pressures.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

In addition, FDA regulations and guidance may be revised or reinterpreted by the FDA in ways that may significantly affect our business. For example, the results of the 2024 presidential election may impact our business and industry. It is difficult to predict whether or how any new executive orders will be interpreted and implemented, or whether certain FDA regulations from the Biden administration will be rescinded and replaced under the Trump administration. Any new regulations or guidance, or revisions or reinterpretations of existing regulations or guidance, may impose additional costs or lengthen FDA review times for our product candidates. We cannot determine how changes in regulations, statutes, policies, or interpretations when and if issued, enacted or adopted, may affect our business in the future.

Disruptions at the FDA and other government agencies caused by new administration policies or funding shortages could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities, and recent efforts by the Department of Government Efficiency have brought scrutiny to waste in agency spending, resulting in numerous lawmakers calling for the codification of relevant funding cuts. Further, if a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Failure to comply with the United States Physician Payment Sunshine Act could lead to substantial monetary penalties to the Company.

We are required to comply with the United States Physician Payment Sunshine Act, which requires certain manufacturers of drugs, medical devices, biologicals and medical supplies that participate in U.S. federal healthcare programs to report certain payments and items of value given to physicians and teaching hospitals. Manufacturers are required to report this information annually to CMS. The period between August 1, 2013 and December 31, 2013 was the first reporting period for which manufacturers were required to report aggregate payment data to CMS by March 31, 2014. Manufacturers are required to report aggregate payment data to CMS by the 90th day of each subsequent calendar year. We cannot assure you that we will collect and report all data timely and accurately. If we fail to accurately and timely report this information, we could suffer severe penalties.

Any applicable manufacturer that fails to timely, accurately, or completely report the information required in accordance with the rules of the Sunshine Act is subject to a civil monetary penalty of not less than $1,000, but not more than $10,000, for each payment or other transfer of value or ownership or investment interest not reported timely, accurately or completely (up to $150,000). For “knowing” failures to report, the penalties increase to not less than $10,000, but not more than $100,000, for each such failure (up to $1,000,000). The amount of civil monetary penalties imposed on each applicable manufacturer or applicable group purchasing organization is aggregated separately. Subject to separate aggregate totals, the maximum combined annual total is $1,150,000.

Several of the U.S. states have parallel reporting laws, sometimes accompanied with “gift bans” prohibiting manufacturers from making gifts or other remunerations to prescribers. Massachusetts and Vermont are two such states. There are various penalties associated with noncompliance with the state laws, as well.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA, or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Our product candidates are subject to the risks of failure inherent in the development of biotherapeutic products. The results of early-stage clinical trials do not necessarily predict the results of later-stage clinical trials. Product candidates in later-stage clinical trials may fail to demonstrate desired safety and efficacy traits despite having successfully progressed through initial clinical testing. Even if we believe the data collected from clinical trials of our product candidates is promising, this data may not be sufficient to support approval by the U.S. or foreign regulatory agencies. Pre-clinical and clinical data can be interpreted in different ways. Accordingly, the regulatory officials could reach different conclusions in assessing such data, which could delay, limit or prevent regulatory approval. In addition, the U.S. regulatory authorities, or we, may suspend or terminate clinical trials at any time. Any failure or delay in completing clinical trials for product candidates, or in receiving regulatory approval for the sale of any product candidates, has the potential to materially harm our business, and may prevent it from raising necessary, additional financing that may be needed in the future.

Before obtaining regulatory approval for the sale of our product candidates, we must conduct, at our own expense, extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including the following:

●	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

●	clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may requires us to, conduct additional clinical trials or abandon product development programs that we expect to be promising;

●	the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, or participants may drop out of these clinical trials at a higher rate than we anticipate;

●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner or at all;

●	we might have to suspend or terminate clinical trials of our product candidates for various reasons, including finding that the participants are being exposed to unacceptable health risks;

●	regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

●	the cost of clinical trials of our product candidates may be greater than we anticipate;

●	we may be subject to a more complex regulatory process, since autologous therapies are relatively new and regulatory agencies have less experience with them than with traditional pharmaceutical products;

●	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and

●	our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators to halt or terminate the trials.

A disruption in healthcare provider networks could have a material adverse effect on our current operations and ability to be profitable.

Our operations and future profitability are dependent, in large part, upon the ability to contract with healthcare providers on favorable terms. In any particular service area, healthcare providers could refuse to contract with us or take other actions that could result in higher healthcare costs, or create difficulties in meeting our regulatory requirements. In some service areas, certain healthcare providers may have a significant market presence. If healthcare providers refuse to contract with us, use their market position to negotiate unfavorable contracts or place us at a competitive disadvantage, our ability to market services or to be profitable in those service areas could be adversely affected. Provider networks could also be disrupted by the financial insolvency of a large healthcare provider group. Any disruption in provider networks could adversely impact our business, results of operations and financial condition.

We may be unable to attract and retain key personnel.

Our future success depends on the ability to attract, retain and motivate highly skilled management, including sales representatives. Our inability to retain existing or add new personnel will materially and adversely affect the business prospects, operating results and financial condition of the Company. Our ability to maintain and provide additional services to our customers depends upon our ability to hire and retain business development and scientific and technical personnel with the skills necessary to keep pace with continuing changes in regenerative biological therapy technologies. Competition for such personnel is intense; we compete with pharmaceutical, biotechnology and healthcare companies with greater access to resources. Our inability to hire additional qualified personnel may lead to higher recruiting, relocation and compensation costs for such personnel. These increased costs may reduce our profit margins or make hiring new key personnel impractical.

In addition, we have maintained a small financial and accounting staff, and our reporting obligations as a public company, as well as our need to comply with the requirements of the Sarbanes-Oxley Act of 2002, and the rules and regulations of the SEC will continue to place significant demands on our financial and accounting staff. As we grow, we will need to add additional financial and accounting staff in order to fulfill our reporting responsibilities and to support expected growth in our business. Our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth or management may not be able to effectively hire, train, retain, motivate and manage required personnel. Our failure to manage growth effectively could limit our ability to achieve our marketing and commercialization goals or to satisfy our reporting and other obligations as a public company.

We rely on key subcontractors for the manufacture of our products.

For certain of our medical devices, such as RegenKit®, we outsource the gamma sterilization of our medical devices in Switzerland and in the United States. If, for any reasons, our contractors are unable to sterilize the Company’s finished products, whether due to capacity, availability of materials for sterilization, regulatory or other constraints, including federal and state regulations on the use of ethylene oxide, the Company may not be able to find a solution in a timely or cost effective manner, which could have a material impact on its results of operations and financial condition.

The Company’s success depends on its ability to identify, build and maintain long-term relationships with its subcontractors and to obtain from them high-quality services in compliance with regulatory requirements and at acceptable prices. In case of non-performance by a subcontractor for any reasons, this could result in delays in manufacturing processes, which could generate additional costs. In addition, in the event that the Company would need to change its subcontractors, it would be necessary to find a subcontractor that complies with the standards required to maintain the CE marking or other regulatory approval. Finding a new subcontractor could also cause delays and increase manufacturing costs. Moreover, obtaining approvals (including CE Marking) may require that all steps in the manufacturing process be carried out by subcontractors holding an ISO certification. The withdrawal of this certification by one or more of the subcontractors could have an impact on the manufacturing of the Company’s medical devices.

The Company cannot guarantee that it will be able to maintain existing subcontracts or enter into new agreements on acceptable commercial terms, given the limited number of specialized companies which have the required infrastructure and experience. In case of a termination or deterioration of its relationship with its subcontractors, it could adversely affect its ability to manufacture and market its medical devices.

We rely on third parties to conduct clinical studies and trials.

We rely on third parties to conduct clinical trials and clinical studies for our medical devices for managing and carrying out these trials and studies, with special emphasis on contract research organizations, University hospitals and healthcare institutions. Although we rely on third parties to conduct clinical trials or studies, we are still responsible for ensuring that these clinical trials and studies are conducted in accordance with required protocol and other requirements, including regulatory requirements for conducting, monitoring, and reporting the results of medical studies or trials to ensure that the data and results are accurate and that the rights, integrity and confidentiality of trials participants are protected. Consequently, if these third parties do not successfully carry out their duties under the research agreements or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to clinical studies or clinical trial protocols or to regulatory requirements, the clinical studies or trials of our products may not meet regulatory requirements. If clinical trials and studies do not meet regulatory requirements or if these third parties need to be replaced, clinical studies or trials may be delayed, suspended or terminated. If any of these events occur, it could generate additional costs and have a material adverse effect on the Company’s business, financial position and results of operations.

We are reliant on suppliers of raw materials for the manufacture of our medical devices.

Our medical devices are manufactured with certain raw materials such as HA, thixotropic gel, glass tube, PETG, rubber stopper and Tyvek. Certain of these raw materials can only be obtained from a single or a limited number of suppliers due to quality considerations, expertise, costs and constraints resulting from regulatory requirements. Hyaluronic acid is a key component of our products such as CellularMatrix®, ArthroVisc®, Skinvisc® and RegenMatrix®, and the thixotropic gel is a key component of RegentKit®, CellularMatrix® or RegenMatrix®. If the Company is unable to obtain hyaluronic acid or thixotropic gel from its suppliers, the Company may not be able to produce certain of its medical devices, which could result in delays and have a material adverse effect on the Company business, financial position and results of operations.

In addition, the Company also relies on other suppliers for the products composing its kits. If a supplier fails to provide raw materials or products in accordance with the Company’s quality, quantity or cost conditions, the Company may have to replace one of its strategic suppliers. In this situation, the Company would have a limited number of options and this could lead to disruptions in the manufacture of its medical devices. A reduction or interruption in the supply of materials or products used in manufacturing the Company’s products, due to one or more suppliers experiencing reductions in operations and/or worker absences due to a pandemic or otherwise; an inability to timely develop and validate alternative sources if required; or a significant increase in the price of such materials or components could adversely affect the Company’s business, financial condition and results of operations.

Further, in the current context of global economic instability (including inflation), suppliers could increase their prices. Fluctuations in purchase prices of raw materials used for the manufacture of the Company’s medical devices could lead to significant variations in cost prices and/or not be fully covered by a correlative increase in the price of the Company’s medical devices/ products. In addition, delivery times for raw materials could be longer than usual and the Company could be forced to build a significant stock, which would impact its working capital requirements. These uncertainties may impair the Company’s development or profitability. The limited number of suppliers as described above may create a risk of dependence on the Company’s suppliers and loss of any of them could adversely affect the Company’s business, financial position and results of operations.

Differences in the regulatory regimes of various jurisdictions in which we currently sell and intend to sell our products will create difficulties in standardization of marketing or sales and can result in additional expenditures for compliance.

Obtaining and maintaining marketing approval of our current and future product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain marketing approval in any other jurisdiction, while a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the marketing approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we may charge for our products is also subject to approval.

In the European Union, medical devices are governed by the EU-MDR which harmonizes the conditions for the sale and free movement of our products within the European Economic Area. This regulation requires manufacturers to obtain authorization from regulatory bodies for the marketing in the EU of all medical devices. Once obtained, the CE markings are valid for a period of five years. The U.S. market is governed by the regulations established by the Food and Drug Administration, which regulates the quality of testing, manufacturing, labelling and design, design of products and materials, their labelling, quality assurance, storage, and the packaging, distribution and promotion of medical devices.

Current products developed by the Group have already obtained the CE marking or the FDA approval, such as Class IIb CE marking for RegenKit® in 2003 and Class II FDA approval in 2010, Class III CE marking for CellularMatrix® in 2014, Class II FDA approval in 2022 for RegenKit WoundGel®, Class III for Arthrovisc® 40 in 2014. The Company’s leads products recently obtained full EU-MDR certifications, however there is no guarantee that all such approvals will be maintained. Products under development will be subject to the applicable regulations and the Company will have to demonstrate the safety and efficacy of its products in order to obtain the approvals in the EU and the United States.

In addition, developing and obtaining regulatory approvals for combination products, such as CellularMatrix® which combines PRP and HA poses unique challenges because they involve components that are regulated under different types of regulatory requirements in some territories such as in the United States. These regulations are broad in scope and are subject to evolving interpretation. The Company could be required to incur substantial costs to investigate, audit, and monitor compliance or to alter its practices, to the extent that it is subject to government scrutiny under these regulations. Any failure to comply with these regulations could subject the Company to significant liabilities, which could have a material adverse effect on its business, financial condition, and results of operations. In addition, requests for renewal of CE marking certificates require, among other things, that the quality system be maintained in compliance, that regulatory changes be taken into account, that risk management be updated, and that compliance with the essential requirements of the applicable European directives, as well as the national provisions transposing these directives, be ensured.

If we are unable to obtain the renewal of the certificates required for CE marking of our existing products within the required timeframe, the marketing of our products will be interrupted until such certification is obtained. The CE markings or the FDA approvals obtained by the Company’s products can be withdrawn by regulatory agencies for several reasons, including the failure to comply with ongoing regulatory requirements or the occurrence of unforeseen issues following initial approval. Regulatory authorities could also limit or prevent the manufacture or distribution of the Company’s products. Any regulatory limitations on the use of the Company’s products or any withdrawal or suspension of approval or rescission of approval or reclassification by the regulatory authorities could have a material adverse effect on the Company’s business, financial condition, and results of operations.

As a manufacturer of sterile medical devices, the Company also has to comply with regulatory requirements in terms of quality and safety in order to market its products. In particular, we must comply with the strict quality management system (QMS) rules which require the existence of a quality policy and procedures. The Company may also be subject to inspection from regulatory authorities in countries where it has a production unit such as in the United States, in France and in Switzerland. For instance, the Company has been subject to an inspection by the Food and Drug Administration in 2014 and in 2018, and the Company is regularly audited by BSI.

We are subject to foreign currency risk.

A substantial portion of our foreign revenues is generated in U.S. dollars and in Euros. As a result, the Company is exposed to the exchange rate risk of the Swiss Franc (CHF) against the Euro (EUR) and against the U.S. dollar, as most of its operating expenses are incurred in the Swiss Franc (CHF). The Company has not yet taken any hedging measures to protect its business against exchange rate fluctuations. The Company will monitor its exposure to foreign exchange risk as its situation evolves. If the Company is unable to make effective hedging arrangements in the future, the results of its operations could be adversely affected.

Disruptions at the FDA and other government agencies caused by new administration policies or funding shortages could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. Disruptions at the FDA and other agencies may also slow the time necessary for new devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities, and recent efforts by the Department of Government Efficiency (DOGE) have brought scrutiny to waste in agency spending, resulting in numerous lawmakers calling for the codification of relevant funding cuts. Further, if a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, the violation of which can result in serious consequences.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations.

We are subject to stringent data privacy laws, information security policies and contractual obligations governing the use, processing and transfer of personal information.

We may receive, generate and store significant and increasing volumes of sensitive information, such as health information, insurance information and other potentially personally identifiable information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification and the risk of our being unable to adequately monitor, audit and modify our controls over our critical information. This risk extends to the third-party vendors we use to manage this sensitive data.

We are subject to a variety of local, state, national and international laws, directives and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data in the different jurisdictions in which we operate, including comprehensive regulatory systems in the U.S. and Europe. Further, various states have implemented certain data privacy and security laws and regulations that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. All 50 U.S. states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others.

State laws and regulations are not necessarily preempted by federal laws and regulations, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, particularly if a state affords greater protection to individuals than federal law. Where state laws are more protective, we have to comply with the stricter provisions. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and data we receive, use and share, potentially exposing us to additional expense, adverse publicity and liability. Legal requirements relating to the collection, storage, handling, and transfer of personal information and personal data continue to evolve and may result in increased public scrutiny and escalating levels of enforcement, sanctions and increased costs of compliance.

The collection and use of personal data in the European Union, or EU, and the European Economic Area, or the EEA, are governed by the General Data Protection Regulation, or GDPR. The GDPR imposes stringent requirements for controllers and processors of personal data, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU and the EEA to the United States and other third countries. In July 2020, the Court of Justice of the European Union issued a decision that struck down the EU-U.S. Privacy Shield framework, which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EU to the United States and additionally called into question the validity of the European Commission’s Standard Contractual Clauses, on which U.S. companies rely to transfer personal data from Europe to the United States and elsewhere. In September 2020, the Swiss Federal Data Protection and Information Commissioner issued an opinion that stated it no longer considers the Swiss-U.S. Privacy Shield adequate for the purposes of personal data transfers from Switzerland to the United States. These developments may result in European data protection regulators applying differing standards for, and requiring ad hoc verification of, transfers of personal data from Europe to the United States. To the extent that we engage in such transfers, including through third-party vendors, if we are unable to implement safeguards to ensure that our transfers are lawful or if any safeguards upon which we rely are invalidated, we will face increased exposure to litigation, regulatory actions, fines, and injunctions against data processing. If we are unable to engage in such transfers because there is no lawful mechanism to do so, the functionality or effectiveness of our products and services may decrease and our marketing efforts, plans and activities may be adversely impacted. In addition, the GDPR provides that EU and EEA member states may make their own further laws and regulations limiting the processing of personal data, including biometric or health data.

The GDPR applies extraterritorially, and we may be subject to the GDPR because of our data processing activities that involve the personal data of individuals located in the EEA, such as in connection with any EEA clinical trials. GDPR regulations may impose additional responsibility and liability in relation to the personal data that we process and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules. This may be onerous and may interrupt or delay our development activities.

Other jurisdictions outside the EEA are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with non-compliance. We cannot guarantee that we or our vendors may be in compliance with all applicable international regulations as they are enforced now or as they evolve. For example, our privacy and cybersecurity policies may be insufficient to protect any personal information we collect, or may not comply with applicable laws, in which case we may be subject to regulatory enforcement actions, lawsuits or reputational damage. If we or our vendors fail to comply with the GDPR and the applicable national data protection laws of the EU or EEA member states, or if regulators assert we have failed to comply with these laws, it may lead to regulatory enforcement actions, which can result in monetary penalties of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Further, following the United Kingdom’s withdrawal from the EU and the EEA, and the expiry of the transition period, companies have to comply with both the GDPR and the GDPR as incorporated into the United Kingdom national law, the Data Protection Act of 2018, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk. Beginning in 2021, the United Kingdom will be a “third country” under the GDPR. We may incur liabilities, expenses, costs and other operational losses under the GDPR and privacy laws of the applicable EU and EEA Member States and the United Kingdom in connection with any measures we take to comply with them.

Compliance with U.S. and international data protection laws and regulations could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Penalties for violations of these laws vary and may be significant. Moreover, complying with these various laws could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. In addition, we may rely on third-party vendors to collect, process and store data on our behalf and we cannot guarantee that such vendors are or will be in compliance with all applicable data protection laws and regulations. Our or our vendors’ failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and adverse publicity. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity.

We are vulnerable to threats to our Information Technology Systems.

Our Company has implemented security measures to monitor and protect its computer systems such antivirus contract, firewall, VPN, but these measures might not be sufficient protection from unpredicted events. Disruptions to the Company’s Information Technology (IT) systems or to its service providers such as Salesforce who provides customer relationship management software, could seriously disrupt the Company’s operations. Such potential threats include computer viruses, malicious malware, unauthorized access, telecommunication and electrical failures or other type of cyber-attacks. In case of cyber-attacks, the Company has put in place measures such as reset of passwords, interruption of the internet connection, analysis of the devices and transmission of deep analysis to IT partners. If any of these events occur, it could cause interruptions in the Company IT systems and materially disrupt the Company’s operations, and the Company may not have adequate insurance coverage to compensate for any losses associated with such events. For instance, the loss of clinical trials/studies data concerning a medical device could result in delays in regulatory approval, certification and commercialization processes and the Company may be unable to retrieve lost data or may have to mobilize significant human and financial resources in order to recover this data. In addition, a breach of the Company’s IT security protocols or cyber-attacks could lead to a breach of personal data within the meaning of Regulation (EU) 2016/679 of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (General Data Protection Regulation) or to the theft of sensitive data, in which case the Company could be exposed to administrative, criminal or financial sanctions, and a significant loss of trust from customers, suppliers and subcontractors.

Risks related to our limited operating history and financial position

Our operating results may fluctuate significantly, which will make our future results difficult to predict and could cause our results to fall below expectations.

Our quarterly and annual operating results may fluctuate significantly, which will make it difficult for us to predict our future results. These fluctuations may occur due to a variety of factors, many of which are outside of our control and may be difficult to predict, including:

●	the timing and cost of, and level of investment in, research, development and commercialization activities, which may change from time to time;

●	the timing and status of enrollment for our clinical trials;

●	the timing of regulatory approvals, if any, in the United States and internationally;

●	the timing of expanding our operational, financial and management systems and personnel, including personnel to support our clinical development, quality control, manufacturing and commercialization efforts and our operations as a public company;

●	the cost of manufacturing, as well as building out our supply chain, which may vary depending on the quantity of productions, and the terms of any agreements we enter into with third-party suppliers;

●	coverage and reimbursement policies with respect to any future approved products, and potential future drugs that compete with our products;

●	the timing and cost to establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any products for which we may obtain marketing approval and intend to commercialize on our own or jointly with commercial partners;

●	expenditures that we may incur to acquire, develop or commercialize additional products and technologies;

●	the level of demand for any future approved products, which may vary significantly over time;

●	future accounting pronouncements or changes in our accounting policies; and

●	the timing and success or failure of preclinical studies and clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or collaboration partners.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or operating guidance we may provide.

Risks Related to OUR Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection. If our patent position and potential regulatory exclusivity do not adequately protect our product candidates, others could compete against us more directly, which would harm our business, possibly materially.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future products, and their methods of manufacture and use. The patent position of medical device companies is highly uncertain and involves complex legal, scientific, and factual questions. Our ability to stop third parties from making, using, selling, offering to sell, exporting, or importing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents and/or trade secrets that cover these activities. We have devoted important resources to put on the market pioneering and diversified products constituting a complete set of tools for the medical community in the Platelet Rich Plasma (PRP) & Hyaluronic Acid (HA) tissue engineering field. Changes in either the patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or make it more difficult, or impossible, to obtain meaningful patent protection. Accordingly, we cannot predict the breadth of claims that may be issued in relevant jurisdictions from our present or future patent filings, or those we license from third parties, and further cannot predict the extent to which we will be able to enforce such issued claims in jurisdictions important to our business. If any patents we obtain or license are deemed invalid and/or unenforceable, our ability to commercialize or license our technology could be adversely affected.

It is possible that others have filed, and in the future may file, patent applications covering products and technologies that are similar, identical or competitive to ours, or that are otherwise important to our business. We cannot be certain that any patent filings owned by a third party will not have priority over patent applications filed or in-licensed by us, or that we or our licensors will not be involved in interference, reexamination, opposition or invalidity proceedings before United States or foreign patent offices. The costs of defending our patents or enforcing our proprietary rights in post-issuance administrative proceedings and litigation can be substantial and the outcome can be uncertain. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, and/or could allow third parties to commercialize our technology or products and compete directly with us, without payment to us. Furthermore, third party filings may result in issued patents that are infringed by our manufacture or commercialization of our products. Licenses may not be available to such third-party patents or may be available on terms that are not commercially viable for us, and challenges to their validity or infringement may be expensive and may not succeed. If the breadth or strength of protection provided by our patents and patent applications is threatened, or if we are perceived or found to infringe intellectual property rights of others, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates, and could impede or preclude our ability to commercialize our products.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. We or our licensors may become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our or our licensors’ patent rights or the patent rights of others. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, any of which could limit our ability to stop others from using or commercializing similar or identical technology and products, and/or limit the duration of the patent protection of our technology and products.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

●	we might not have been the first to make or the first to file for the inventions covered by our pending patent applications or patents;

●	others may be able to develop a product similar to, or better than, ours in a way that is not covered by the claims of our patents;

●	we might not have been the first to file patent applications for these inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies;

●	any patents that we have or obtain may not provide us with any competitive advantages;

●	patents have limited terms and geographic scope; we may not be able to secure patents that last long enough and are in relevant jurisdictions to effectively limit competition;

●	we may not develop additional proprietary technologies that are patentable; or

●	the patents of others may have an adverse effect on our business.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, or maintain all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection for such output. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all.

Without patent protection for formulations of our product candidates, our ability to stop others from using or selling our product, or other competitive products, may be limited.

Intellectual property laws differ in various jurisdictions in which our Company operates and are subject to change, which could further restrict our ability to protect our intellectual property rights, and mobilization by the Company of significant financial resources may be required to protect its intellectual property rights in certain jurisdictions.

For instance, following the Company’s patent enforcement actions in China against two Chinese companies marketing non-conforming devices, one of RegenLab’s key Chinese patents (CN103079577B) — covering the combination of PRP with hyaluronic acid — was subsequently challenged and ultimately invalidated. These companies are in vitro diagnostic (IVD) manufacturers, not authorized to commercialize Class II medical devices in China, and, we believe, have been using the term “PRP” in a misleading manner to promote and sell products that do not meet Chinese and all others’ regulatory standards.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

The term of any individual patent depends on applicable law in the country where the patent is granted. In the U.S., provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. When the terms of all patents covering our product candidates expire, our business may become subject to competition from competitive products, including similar versions of our products. Products are protected by certain patents or patent applications, which expire at varying times. Therefore, we cannot be certain that we will file and, if filed, obtain patent protection for our products beyond our rights in our current patent portfolio. If we are unable to obtain additional patent protection on our products, our primary protection from similar market entries will be limited.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent process. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on any issued patents and/or applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ outside counsel to pay these fees due to foreign patent agencies. While an inadvertent lapse may sometimes be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market with similar or identical products or technology earlier than should otherwise have been the case, which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in U.S. or foreign patent laws or regulations could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other medical device companies, our success is heavily dependent on intellectual property, particularly on obtaining and enforcing patents. Our patent rights may be affected by developments or uncertainty in United States or foreign patent statutes, patent case law, USPTO rules and regulations or the rules and regulations of foreign patent offices. Obtaining and enforcing patents in the medical device industry involves both technological and legal complexity, and is therefore costly, time- consuming and inherently uncertain. In addition, the United States may, at any time, enact changes to its patent law and regulations, including by legislation, by regulatory rule-making, or by judicial precedent, that adversely affect the scope of patent protection available and weaken the rights of patent owners to obtain patents, pursue patent infringement claims and obtain injunctions and/or damages. For example, the scope of patentable subject matter under 35 U.S.C. 101 has evolved significantly over the past several years as the U.S. Court of Appeals for the Federal Circuit and the U.S. Supreme Court issued various opinions, and the USPTO modified its guidance for practitioners on multiple occasions. Other countries may likewise enact changes to their patent laws in ways that adversely diminish the scope of patent protection and weaken the rights of patent owners to obtain patents, enforce patent infringement claims, and obtain injunctions and/or damages.

Further, the United States and other governments may, at any time, enact changes to law and regulation that create new avenues for challenging the validity of issued patents. For example, the America Invents Act created new administrative post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings that allow third parties to challenge the validity of issued patents. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third-party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not be able to protect our intellectual property rights throughout the world, which may harm our business.

Patents are of national or regional effect. Filing, prosecuting, and defending patents on our product candidates, and other proprietary technologies we develop in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights in the same manner and to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement of such patent protection is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The requirements for patentability may differ in certain countries. For example, some countries may have heightened requirement for patentability as compared to the U.S. In addition, certain countries in Europe and developing countries, including China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. Also, some countries limit the enforceability of patents against government agencies or government contractors. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third-party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology or pharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patent rights, trade secrets, or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. For example, we may have inventorship disputes arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business, financial condition, results of operations and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming, and unsuccessful. Further, our issued patents could be found invalid or unenforceable if challenged in court, and we may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

Third parties including competitors may infringe, misappropriate or otherwise violate our patents, patents that may issue to us in the future, or the patents of our licensors that are licensed to us. To counter infringement or unauthorized use, we may need to or choose to file infringement claims, which can be expensive and time-consuming. We may not be able to prevent, alone or with our licensors, infringement, misappropriation, or other violations of our intellectual property, particularly in countries where the laws may not protect those rights as fully as in the United States, or if we require, but do not receive, the consent or cooperation of our licensors to enforce such intellectual property.

If we choose to go to court to stop another party from using the inventions claimed in our patents, that individual or company has the right to ask the court to rule that such patents are invalid, unenforceable, or should not be enforced against that third-party for any number of reasons. In patent litigation in the United States, defendants routinely assert counterclaims alleging that the asserted patents are invalid and/or unenforceable. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements for patentability, including lack of novelty, obviousness, lack of written description, indefiniteness, or non-enablement. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution, i.e., committed inequitable conduct. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. Similar mechanisms for challenging the validity and enforceability of a patent exist in foreign patent offices and courts and may result in the revocation, cancellation, or amendment of any foreign patents we or our licensors hold now or in the future. The outcome following legal assertions of invalidity and unenforceability is unpredictable, and prior art could render our patents or those of our licensors invalid. If a defendant were to prevail on a counterclaim or other legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on such product candidate(s). Such a loss of patent protection would have a material adverse impact on our business.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or opposition or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our research programs, license necessary technology from third parties, or enter into development or manufacturing partnerships that would help us bring our product candidates to market.

We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace. Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Common Shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Our ability to enforce our patent rights depends on our ability to establish standing in a court of competent jurisdiction. Whether a patent holder or licensee of a patent has standing can be uncertain and the considerations complex. However, if a licensor is required to be joined, and they are unwilling to do so, we may be unable to proceed with an infringement action.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product or service. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities and have a harmful effect on the success of our business.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could adversely impact the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials and internal research programs. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace, including compromising our ability to raise the funds necessary to continue our research programs, license necessary technology from third parties, or enter into development collaborations that would help us commercialize our current or future product candidates, if approved.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might harm our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is or may be relevant to or necessary for the commercialization of our product candidates in any jurisdiction. Patent applications in the United States and elsewhere are not published until approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. In addition, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Therefore, patent applications covering our products could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates or the use of our products.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our products that are held to be infringing. We might, if possible, also be forced to redesign products or services so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Risks Relating to Our Securities and this Offering

Our directors, executive officers and principal stockholders will continue to have substantial control over our company after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Upon completion of this offering, our executive officers, directors and principal stockholders and their affiliates will own [___] shares of our common stock, or approximately [___]% of the outstanding shares of our common stock, based on the number of shares outstanding as of the date of this prospectus and assuming the sale of [___] shares in this offering at an assumed initial public offering price of $[___] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and underwriters’ over-allotment option is not exercised. As a result, these stockholders, and Mr. Antonino Turzi, our Founder and Chief Executive Officer, in particular, will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Our management will have broad discretion in how we use the net proceeds of this offering and might not use them effectively.

Our management will have considerable discretion over the use of proceeds from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner which you may consider most appropriate. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that might not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Furthermore, you will have no direct say on how our management allocates the net proceeds of this offering. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Antonino Turzi, our Founder, Chairman and CEO, beneficially owns greater than 50% of our outstanding shares of common stock, which will cause us to be deemed a “controlled company” under the rules of Nasdaq.

Antonino Turzi, our Founder, Chairman and CEO, currently controls approximately [99.6]% of the voting power of our capital stock and will control approximately [___]% of the combined voting power of our capital stock upon completion of this offering. As a result, Mr. Turzi owns more than 50% of our outstanding shares (and will continue to own more than 50% of our outstanding shares upon consummation of the offering), and as such, we are a “controlled company” under the rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and, as such, can elect to be exempt from certain corporate governance requirements, including requirements that:

●	a majority of the Board of Directors consist of independent directors;

●	the board maintain a nominations committee with prescribed duties and a written charter; and

●	the board maintain a compensation committee with prescribed duties and a written charter and comprised solely of independent directors.

As a “controlled company,” we may elect to rely on some or all of these exemptions, however, we do not intend take advantage of any of these exemption. Despite the fact we do not intend to take advantage of these exemptions, our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Separately, we are permitted to phase-in our compliance with the independent audit committee requirements set forth in Nasdaq rules, as follows: (1) one independent member of the audit committee at the time of listing, (2) a majority of independent members of the audit committee within 90 days of listing, and (3) all independent members of the audit committee (i.e., at least three members) within one year of listing. During these phase-in periods, our stockholders would not have the same protections afforded to stockholders of companies who have more ‘independent’ members of its audit committee and, if, within the phase-in periods, we are not able to recruit additional directors who would qualify as independent, or otherwise comply with the Nasdaq listing requirements, we may be subject to enforcement actions by Nasdaq.

Future sales by our common stock may adversely affect the market price of our securities and our ability to raise funds in new offerings.

Sales of our common stock in the public market following this offering or at the conclusion of any required lock-up periods could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all. Of the [___] shares of common stock outstanding as of [___], 2025, [___] shares are, or will be, freely tradable without restriction immediately after the consummation of this offering, and approximately [___] of these shares, representing shares not held by our “affiliates,” generally may be resold under SEC Rule 144 beginning 90 days from the effectiveness of the registration statement of which this prospectus forms a part, subject to any lock-up agreements entered into between such stockholder and Kingswood Capital Partners, LLC.

Additionally, we intend to register shares of common stock that are reserved for issuance under our Equity Incentive Plan.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. Of the shares to be outstanding after this offering, the shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of [___] shares in this offering at a public offering price of $[___] per share (the mid-point of the range appearing on the front cover of this prospectus), and after deducting underwriting commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $[___] per share at the assumed public offering price. Additionally, to the extent that these warrants, or options we will grant to our officers, directors and employees, are ultimately exercised, you will sustain future dilution. We may also acquire new businesses or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders. Following the completion of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock. See the section entitled “Dilution.”

We will incur significant increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, has imposed various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we anticipate that compliance with these rules and regulations will increase our legal, accounting and financial compliance costs substantially. A number of those requirements will require us to carry out activities we have not done previously. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, these rules and regulations may make our activities related to legal, accounting and financial compliance more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our auditors identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain our current levels of such coverage. These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase our costs.

An investment in our company may involve tax implications, and you are encouraged to consult your own advisors as neither we nor any related party is offering any tax assurances or guidance regarding our company or your investment.

An investment in our company involves complex federal, state and local income tax considerations. Neither the Internal Revenue Service nor any State or local taxing authority has reviewed the transactions described herein and may take different positions than the ones contemplated by management. You are strongly urged to consult your own tax and other advisors prior to investing, as neither we nor any of our officers, directors or related parties is offering you tax or similar advice, nor is any such person making any representations and warranties regarding such matters.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States, and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;

●	expected timing and amount of the release of any tax valuation allowances;

●	tax effects of stock-based compensation;

●	costs related to intercompany restructurings; or

●	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by federal, state and local authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

The anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. Our certificate of incorporation and our bylaws, upon the consummation of this offering, may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the company may be unsuccessful.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors. Accordingly, you must rely on the sale of your common stock after price appreciation, which may never occur, as the only way to realize any future gain on your investment.

General Risk Factors

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the Securities and Exchange Commission thereunder). Once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above and depending on our status as per Rule 12b-2 of the Securities Exchange Act of 1934, as amended, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404.

Based on the number of personnel available to serve the Company’s accounting function, management believes we are not able to adequately segregate responsibility over financial transaction processing and reporting. Further, the Company does not have a formal internal control environment in place. As such, we have identified these issues as material weaknesses in our internal control over financial reporting and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If our remediation of such material weaknesses is not effective, or if we fail to develop and maintain an effective system of internal controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be materially and adversely affected and the market price of our common stock could be negatively affected, which could require additional financial and management resources.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of our listing; (2) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on short duration historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: revenue recognition, including revenue-related reserves; legal contingencies; valuation of our common stock and equity awards; income taxes; and sales and indirect tax reserves. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Our current insurance coverage may not be adequate, and we may not be able to obtain insurance at acceptable rates, or at all.

We currently have General Liability and Product Liability policies covering our business. These policies may not provide sufficient coverage in the face of significant claims or multiple claims. Claims exceeding our insurance coverage could create significant increases in internal costs. This could have a material adverse effect on our business, financial condition, and operating results.

We may decide to pursue strategic acquisitions to accelerate our growth. These potential acquisitions may not be successful. We may not be able to successfully integrate future acquisitions or generate sufficient revenues from future acquisitions, which could cause our business to suffer.

If we buy a company or a division of a company, there can be no assurance that we will be able to profitably manage such business or successfully integrate such business without substantial costs, delays or other operational or financial problems. There can be no assurance that the businesses we acquire in the future will achieve anticipated revenues and earnings. Additionally:

●	the key personnel of the acquired business may decide not to work for us;

●	changes in management at an acquired business may impair its relationships with employees and customers;

●	we may be unable to maintain uniform standards, controls, procedures and policies among acquired businesses;

●	we may be unable to successfully implement infrastructure, logistics and systems integration;

●	we may be held liable for legal claims (including environmental claims) arising out of activities of the acquired businesses prior to our acquisitions, some of which we may not have discovered during our due diligence, and we may not have indemnification claims available to us or we may not be able to realize on any indemnification claims with respect to those legal claims;

●	we will assume risks associated with deficiencies in the internal controls of acquired businesses;

●	we may not be able to realize the cost savings or other financial benefits we anticipated; and

●	our ongoing business may be disrupted or receive insufficient management attention.

Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on attractive terms. Moreover, to the extent an acquisition transaction financed by non-equity consideration results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit and bonding capacity.

Use of Proceeds

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $[●] million based on an assumed offering price of $[●] per share (which represents the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus). If the underwriters fully exercise the over-allotment option, the net proceeds of the shares we sell will be approximately $[●] million. “Net proceeds” is what we expect to receive after deducting the underwriting discount and commission and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering primarily for sales and marketing, machine equipment for factories in France, Switzerland and the U.S.A., R&D and regulatory expenses for clinical studies in Europe and the U.S.A., for working capital and other general corporate purposes.

We anticipate an approximate allocation of the use of net proceeds as follows:

Use of Net Proceeds	$ (in millions)*			%
Sales and marketing	$	[18	]	60%
Machine equipment for factories in France, Switzerland and the U.S.A.	$	[2.5	]	8%
R&D and regulatory expenses for clinical studies in Europe and U.S.A.	$	[9.5	]	32%
Working capital and other general corporate purposes		-		-
Total		$-

*	Assuming the over-allotment option is not exercised.

While we expect to use the net proceeds for the purposes described above, the amounts and timing of our actual expenditures will depend upon numerous factors, including the aggregate amount raised in this offering. The expected net proceeds from the sale of the shares offered hereby, if added to our current cash and cash equivalents is anticipated to be sufficient to fund our operations for at least the next 12 months. In the event that our plans change, our assumptions change or prove to be inaccurate, or the net proceeds of this offering are less than as set forth herein or otherwise prove to be insufficient, it may be necessary or advisable to reallocate proceeds or curtail expansion activities, or we may be required to seek additional financing or curtail our operations. As a result of the foregoing, our success will be affected by our discretion and judgment with respect to the application and allocation of the net proceeds of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[___] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $[___], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 500,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $[___], assuming the initial public offering price stays the same. An increase of 500,000 in the number of shares we are offering, together with a $1.00 increase in the assumed initial public offering price of $[___] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), would increase the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $[___]. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend Policy

We have never declared or paid any cash dividends on our equity interests and we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business.

Capitalization

The following table sets forth our cash and equivalents and capitalization as of ____________, 2025:

●	on an actual basis; and

●	on an as adjusted basis to give effect to the sale of shares of our common stock in this offering, assuming an initial public offering price of $[●] per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

As of _________ 2025 (Unaudited)
	Actual	As Adjusted
Cash and cash equivalents		$
Stockholders’ Equity
Common Stock, par value $0.001, 100,000,000 shares authorized; [ ] and [_] shares issued and outstanding on an actual basis and adjusted basis, respectively
Additional paid-in capital
Accumulated deficit
Total equity
Total capitalization

The number of shares of our common stock to be outstanding upon completion of this offering is based on [●] shares of our common stock outstanding as of ____________, 2025, and excludes:

●	[●] shares of our common stock (which is equal to [●]% of our issued and outstanding common stock immediately after the consummation this offering) reserved for future issuance under our Equity Incentive Plan, which will become effective as of the closing of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[___] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the amount of cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $[___], assuming the number of shares, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 500,000 shares offered by us would increase (decrease) cash, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $[___], assuming the assumed initial public offering price of $[___] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The [pro forma as adjusted information] discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Dilution

If you purchase shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the assumed public offering price of $[●] per share (the mid-point of the range appearing on the front cover of this prospectus) and the as adjusted net tangible book value per share of our common stock immediately upon the consummation of this offering. As of _____________, 2025, we had a historical net tangible book value of $[●], or $[●] per share of common stock. Our historical net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of _____________, 2025.

After giving effect to the sale of [●] shares of common stock in this offering at an assumed public offering price of $[●] per share, and after deducting underwriters’ commissions and estimated offering expenses, our as adjusted net tangible book value as of _____________, 2025 would have been $[●] million, or $[●] per share of common stock. This represents an immediate increase in net tangible book value of $[●] per share of common stock to existing stockholders and an immediate dilution in net tangible book value of $[●] per share to purchasers of shares in this offering.

The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock:

Assumed public offering price per share		$
Net tangible book value per share as of _____________, 2025	$
As adjusted net tangible book value per share as of _____________, 2025, after giving effect to the offering	$
As adjusted increase in net tangible book value per share attributable to new investors	$
Dilution per share to new investors in the offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering.

A $1.00 increase in the assumed initial public offering price of $       per share of common stock would increase our pro forma net tangible book value after giving effect to this offering by $       million, or by $       per share of common stock, assuming the number of shares offered by us remains the same and after deducting the estimated underwriting discount. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

If the underwriters exercise their option in full to purchase [●] additional shares of common stock in this offering at the assumed offering price of $[●] per share, the as adjusted net tangible book value per share after this offering would be $[●] per share of common stock, the increase in the as adjusted net tangible book value per share to existing stockholders would be $[●] per share of common stock and the dilution to new investors purchasing securities in this offering would be $[●] per share of common stock.

The following charts illustrate our pro forma proportionate ownership, upon completion of this offering by present stockholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present stockholders as of the date the consideration was received and by investors in this offering at the public offering price. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased				Total Consideration			Average Price
	Amount (#)		Percent (%)		Amount ($)	Percent (%)		Per Share ($)
Existing stockholders		(1)		%			%	$
New investors				%			%	$
Total			100.0%			100.0%		$

(1)	The number of common stock to be outstanding after this offering is based on 50,300,000 shares of common stock outstanding as of December 31, 2024 and excludes:

●	[●] shares of our common stock (which is equal to [●]% of our issued and outstanding common stock immediately after the consummation this offering) reserved for future issuance under our Equity Incentive Plan, which will become effective as of the closing of this offering.

The table below assumes the underwriters’ exercise their over-allotment option in full:

	Shares Purchased				Total Consideration			Average Price
	Amount (#)		Percent (%)		Amount ($)	Percent (%)		Per Share ($)
Existing stockholders		(1)		%			%	$
New investors				%			%	$
Total			100.0%			100.0%		$

(1)	The number of common stock to be outstanding after this offering is based on 50,300,000 shares of common stock outstanding as of December 31, 2024, and excludes:

●	[●] shares of our common stock (which is equal to [●]% of our issued and outstanding common stock immediately after the consummation this offering) reserved for future issuance under our Equity Incentive Plan, which will become effective as of the closing of this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

RegenLab is a vertically integrated regenerative medicine company that develops and commercializes autologous biologics and advanced tissue-engineering platforms.

Our business is built around a platform of standardized, outpatient-compatible biologics — including PRP (platelet-rich plasma), PRP combined with hyaluronic acid (HA), bone marrow–derived products, crosslinked scaffolds, and fibrin-based matrices. These are used across four distinct therapeutics: Musculoskeletal Regeneration, Advanced Wound Care, Medical Aesthetics, and Women’s Health.

We have structured our operations to achieve full control of our development cycle — spanning three manufacturing facilities (in Switzerland, France, and the United States), integrated clinical and regulatory affairs, and global intellectual property management. As of December 31, 2024, we held over 100 pending & granted patents, and our products had been validated in approximately 300 clinical studies worldwide.

Key Factors Affecting Our Results of Operations

Our financial performance in fiscal years 2023 and 2024 reflects disciplined execution in international markets, ongoing product innovation, and tighter operating discipline, while navigating reimbursement dynamics and commercial realignment in the United States. Total revenue increased to $48.38 million in 2024 from $47.83 million in 2023 (+1.2%). Gross profit rose to $34.468 million in 2024 from $33,909,000 in 2023, and operating income improved to $1.86 million in 2024 from $0.953 million in 2023. Net income improved to $1.006 million in 2024 from a net loss of $(2.953) million in 2023.

Geographic Performance

We continued to see solid growth outside the United States, with Europe and certain rest-of-world markets contributing the majority of our year-over-year revenue increase in 2024, driven by expansion in orthobiologics, dermatology, and wound care. U.S. sales declined in 2024, primarily reflecting our channel and marketing strategy realignment, including a shift from direct sales to distribution through major partners. Management has begun addressing these factors through focused commercial execution and distribution arrangements, especially with MiMedx (advanced wound care). Regenlab has closed in Q1 2025 a white label contract with OPKO Health covering the commercialization of both PRP and PRP+HA combination products across Spain and Q4 2025 for several countries across Europe and Asia Middle East. These partnerships are expected to restore growth momentum from fiscal year 2025 onward.

Product Mix and Gross Margin

Gross margin expanded to 71.4% (vs. 71.0% in fiscal year 2023), reflecting a favorable shift toward high-margin PRP+HA combination products such as CellularMatrix®. This premiumization is expected to continue as RegenMatrix® and advanced scaffold products enter the market. Gross margins remain competitive within the regenerative biologics sector and validate RegenLab’s manufacturing and kit-standardization model. We believe this performance underscores the resilience of our standardized manufacturing model and pricing discipline.

Cost Optimization and Operating Leverage

Combined general and administrative (“G&A”) and sales & marketing expenses were reduced by over $1.2 million, contributing to improved operating margin (2.5%). Cost containment efforts were especially effective in headquarters functions and non-core commercial units, allowing the Company to increase research and development (“R&D”) investment.

R&D Investment and Pipeline Development

R&D expenses rose to $3.9 million in fiscal year 2024 from $2.99 million in fiscal year 2023, representing 8.0% of revenue. These investments supported the advancement of multiple high-impact programs, including:

●	The U.S. PMA submission for CellularMatrix®

●	Dual CE and FDA regulatory pathways preparation for RegenMatrix® scheduled for Q1 2026

●	Development of Cellular Membrane for surgical and wound applications

●	Silk-HA nanofiber implants, in collaboration with Leonardino S.R.L.

●	The Cutecell® and BBBImplants™ platforms targeting next-generation tissue engineering

Components of Results of Operations

Revenue

We generate revenue solely from product sales of our autologous biologics and tissue engineering kits and related consumables. Our principal product families are:

●	PRP preparation kits (RegenKit® family) — single-use, sterile tubes and accessories used to prepare platelet-rich plasma at the point of care. Revenue is recognized upon shipment to distributors and healthcare providers, net of customary discounts and returns.

●	PRP+HA combination kits (CellularMatrix® family) — sterile kits combining platelet-rich plasma with hyaluronic acid for musculoskeletal and certain aesthetic/women’s-health procedures; revenue recognition is identical to PRP kits (shipment).

●	Advanced wound-care kits (RegenKit® Wound Gel and related) — kits intended for the preparation and application of autologous gel dressings; revenue is recognized upon shipment.

●	Ancillary disposables and accessories — centrifuge-compatible tubes and other single-use components sold with or in support of the kits.

For the years ended December 31, 2024 and 2023, product sales were $48.38 million and $47.83 million, respectively. Our revenues are widespread across the globe and we set up our geographical revenue analysis over three regions Europe, USA and rest of the world, which comprises Middle East, Africa, Asia Pacific and Latin America.

Significant domestic markets including USA, Germany, France, Spain, Switzerland, Italy are commercialized through internal sales force along with some distribution agreements. Other markets especially in APAC/ MEA/ Eastern Europe are served with local distributors specialized in our therapeutical areas.

Cost and Operating Expenses

Cost of sales consists primarily of raw materials and purchased goods, transportation and logistics, production personnel costs, depreciation, and other production overhead (including maintenance, insurance, travel, and representation). Cost of sales total $13.91 million in 2024 and $13.92 million in 2023.

Operating expenses comprise General and Administrative, Marketing and Distribution, and Research and Development. General and administrative expense was $11.77 million in 2024 compared with $13.90 million in 2023, reflecting personnel-related costs for administrative functions, professional services (legal, consulting, audit), and facility/IT overhead. Marketing and distribution expense was $14.98 million in 2024 versus $16.06 million in 2023, covering agent commissions and fees, advertising and promotion, travel and representation, sales personnel, and related distribution costs. Research and development expense was $3.85 million in 2024 compared with $2.99 million in 2023, including R&D personnel, external services (such as subcontractors and clinical research organizations), materials and supplies, and allocated facilities. These amounts reconcile to total operating expenses of $30.60 million in 2024 and $32.95 million in 2023.

Results of Operations

The following table sets forth the significant components of our results of operations for the periods presented.

	For the Years Ended December 31,
	2024	2023
	(in thousands)	(in thousands)
REVENUES
Product sales	$48,382	$47,832
Cost of sales	13,914	13,923
Gross profit	34,468	33,909

OPERATING EXPENSES:
General and administrative	11,774	13,904
Marketing and distribution	14,981	16,062
Research and development	3,853	2,991
Total expenses	30,608	32,957

INCOME FROM OPERATIONS	3,860	953

OTHER (INCOME) EXPENSES:
Finance charges	(598)	(3,026)
Interest and dividends, net	(210)	(242)
Other (income) expense	138	(1,214)
Total other (income) expenses, net	(670)	(4,482)

INCOME (LOSS) BEFORE INCOME TAXES:	3,190	(2,780)
Income tax expense	(495)	454

NET INCOME (LOSS)	2,696	(2,326)

NET INCOME (LOSS) PER SHARE, BASIC AND DILUTED	$0.05	$(0.05)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC AND DILUTED	51,300	51,300

COMPREHENSIVE LOSS:
Net Income (Loss)	$2,696	$(2,326)
Foreign currency translation	(161)	152
Deferred tax impact	68	4
Other (income) expense	(807)	(737)
Total other (income) expenses, net	$1,795	$(2,907)

Comparison of the fiscal years ended December 31, 2023 and 2024

Revenue

Total revenue was $47.83 million for the year ended December 31, 2023 compared to $48.38 million for the year ended December 31, 2024, an increase of $0.55 million, or 1.2%. The year-over-year increase was driven primarily by higher volumes in Europe and selected international markets while sales in the U.S. declined due to channel realignment.

Revenue by Product

●	Revenues from sales of our Regenkit PRP product was $29.57 million for the year ended December 31, 2024, representing 61% of our total revenues, and was $30.79 million for the year ended December 31, 2023, representing 64% of our total revenues.

●	Revenues from sales of our Cellular Matrix product was $12.95 million for the fiscal year ended December 31, 2024, representing 27% of our total revenues, and was $12.84 million for the fiscal year ended December 31, 2023, representing 27% of our total revenues.

●	Revenues from sales of our Woundcare products were $1.70 million for the fiscal year ended December 31, 2024, representing 4% of our total revenues, and was $0.44 million for the fiscal year ended December 31, 2023, representing 1% of our total revenues.

●	Revenues from sales of our other products were $4.16 million for the fiscal year ended December 31, 2024, representing 9% of our total revenues, and was $3.77 million for the fiscal year ended December 31, 2023, representing 8% of our total revenues.

Revenue by Geography

●	Revenues from sales in Europe were $22.86 million for the fiscal year ended December 31, 2024, representing 47% of our total revenues, and were $20.10 million for the fiscal year ended December 31 2023, representing 42% of our total revenues.

●	Revenues from sales in the USA were $10.89 million for the fiscal year ended December 31, 2024, representing 23% of our total revenues, and were $13.81 million for the fiscal year ended December 31, 2023, representing 29% of our total revenues.

●	Revenues from sales in the rest of world were $14.63 million for the fiscal year ended December 31, 2024, representing 30% of our total revenues, and were $1.39 million for the fiscal year ended December 31, 2023, representing 29% of our total revenues. This area comprises the Middle East, Africa, Asia Pacific and Latin America.

Operating Income

Operating income was $0.95 million for the year ended December 31, 2023, compared to $3.86 million for the year ended December 31, 2024, an increase of 2.91 million, or 306.79%. The increase is due to cost optimization efforts, manufacturing scale, and improved operating leverage. This was achieved despite higher R&D expenditure and modest top-line growth.

Net Income

Net income was $(2.95) million for the year ended December 31, 2023, compared to $1.01 million for the year ended December 31, 2024, an increase of $3.96 million, and reflecting a key profitability inflection point for the Company.

Cost and Operating Expenses

The total operating expenses of the Company were $32.96 million for the year ended December 31, 2023, compared to $32.61 million for the year ended December 31, 2024, a decrease of $0.35 million. This decrease was primarily due to a decline in marketing and selling, general and administrative expenses. This amount was partially offset by an increase in research and development expense as further discussed below.

Research and Development

Research and development expenses were $2.99 million for the year ended December 31, 2023, compared to $3.85 million for the year ended December 31, 2024, an increase of $0.86 million, or 28.7%. This increase was primarily due to the completion of the Regen Matrix clinical study including patient enrolment costs.

Selling, General and Administrative

Selling, general and administrative expenses were $29.97 million for the year ended December 31, 2023, compared to $28.76 million for the year ended December 31, 2024, a decrease of $1.21 million, or 0.40%. The decrease was primarily due to cost containment of marketing initiatives, marketing exhibits and streamlining administrative personnel cost.

Liquidity and Capital Resources

We have incurred significant losses and negative cash flows from operations since our inception until fiscal year 2024, when the Company generated profits due to strong operating cash flow and a solid cash position, despite a capital structure that remains highly debt-leveraged. As of December 31, 2024, we had an accumulated deficit of $3.15 million.

We expect to incur additional operating losses in the near future and our operating expense will increase as we continue to invest and develop new products, research and development, expand our sales organization, and increase our marketing efforts to drive market adoption of our products.

We have funded our operations to date principally from term debt and sales of our products. As of December 31, 2024, we had cash and cash equivalents of $0.96 million, current assets of $15.04 million, current liabilities of $19.12 million, and a working capital deficit of $3.15 million. We generated positive cash flow from operations in 2024. Based on our current business plan, we believe that our existing cash and cash equivalents, together with cash flows anticipated from operations and the expected net proceeds of approximately $[__] million from this offering, will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months from the date of this prospectus. We expect to fund our near-term operating needs principally from cash generated by operations and existing cash on hand, while continuing to manage working capital and capital expenditures prudently. Depending on the timing of growth investments and regulatory milestones, we may seek additional financing (equity or debt) to support expansion and to maintain appropriate liquidity for our obligations. From time to time, we may evaluate additional financing to support expansion, regulatory and clinical programs, or other corporate purposes.

If our available cash and cash equivalents and anticipated cash flows from operations are insufficient to satisfy our liquidity requirements because of lower demand for our products as a result of lower than currently expected rates of reimbursement or other risks described elsewhere in this prospectus, we will seek to sell additional common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing. The sale of equity and convertible debt securities may result in dilution to our stockholders and, in the case of preferred equity securities or convertible debt, those securities provide for rights, preferences or privileges senior to those of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations, strategic partnerships or licensing agreements, we might be required to relinquish significant rights to our platform technologies or products or grant licenses on terms that are not favorable to us. Additional capital may not be available to us on reasonable terms, or at all. The failure to obtain any required future financing may require us to reduce or eliminate certain existing operations.

Loan Agreements

Columbia Bank Small Business Administration Loan

On February 14, 2025, the Company entered into a Loan Agreement (the “Columbia Loan Agreement”) with Columbia Bank in the amount of $5,000,000 (the “Columbia Loan”). Seventy-five percent (75%) of the Columbia Loan was guaranteed by the U.S. Small Business Administration (“SBA”). The interest rate on the Columbia Loan fluctuates as follows: The initial interest rate is 10.00% per year. This initial rate is the prime rate in effect on the first business day of the month in which SBA received the loan application plus 2.00%. The Columbia Loan requires us to pay principal and interest payments of $66,075.37 every month, beginning March 2025; payments must be made on the first calendar day in the months they are due. The interest rate will be adjusted every calendar quarter (the “change period”) beginning April 1, 2025 (date of first rate adjustment) and on every July 1, October 1, January 1 and April 1 thereafter. The proceeds of the Columbia Loan are used for the purchase of equipment, working capital, and payment of the Guaranty Fee to the SBA in connection with the Columbia Loan. The Columbia Loan has a ten-year term, maturing in February 2035. All obligations under the Columbia Loan are guaranteed by Antonino Turzi, our founder and chief executive, and are secured by substantially all of our assets. We may prepay twenty percent (20%) or less of the unpaid principal balance at any time without notice and may prepay any amounts in excess upon notice requirements further set forth in the Columbia Loan Agreement.

The Columbia Loan Agreement contains customary representations and warranties, financial and other covenants, and events of default.

European Investment Bank Loan

On September 30, 2021, Regen Lab France entered into a Finance Contract (the “EIB Loan Agreement”) with European Investment Bank in up to the aggregate amount of EUR 14,000,000 (the “EIB Loan”). The EIB Loan is guaranteed by the Company and Regen Lab SA, pursuant to the terms of applicable Guarantee Agreements. Disbursements under the EIB Loan were broken into two tranches, the first for an amount of EUR 6,000,000 (“Tranche A”) and the second for an amount of EUR 8,000,000 (“Tranche B”). Interest payments on the outstanding balance of each of Tranche A and Tranche B of the EIB Loan shall be paid at a fixed rate of 3% semi-annually in arrears. Disbursements of funds under each of Tranche A and Tranche B shall be subject to the offer and acceptance of a disbursement offer, which may set forth deferred interest rates or other terms superseding those contained in the EIB Loan Agreement. Regen Lab France is required to repay all principal under Tranche A in a single instalment on the Tranche A maturity date, which is five (5) years from the disbursement date of funds thereunder specified in the applicable disbursement notice (October 2026). Regen Lab France is required to repay all principal under Tranche B in equal semi-annual instalments on such dates specified in the applicable disbursement notice(s) for any Tranche B funding, provided that the last Tranche B repayment date shall not fall later than five (5) years following the initial disbursement date of the applicable Tranche B funds. Subject to a prepayment fee, Regen Lab France may prepay all or part of any tranche under the EIB Loan with at least thirty (30) days prior notice to European Investment Bank pursuant to a prepayment request. As of the date of this prospectus, €4 million has been paid out of the €14 million principal.

In connection with the EIB Loan, the parties to the EIB Loan entered into a Royalty Agreement, dated as of September 30, 2021 (the “EIB Royalty Agreement”), pursuant to which European Investment Bank is entitled, in the event Tranche A has been made available to Regen Lab France, to a royalty fee equal to an amount determined, on the basis of the audited consolidated financial statements of the Company, for the applicable period equal to: 2.00% x (revenues for the applicable period – €30,000,000) provided that the revenues for such applicable period are equal or higher than €30,000,000. In the event of a Mandatory Royalty Prepayment Event (as defined below), European Investment Bank has the right to request the termination of the EIB Royalty Agreement. “Mandatory Royalty Repayment Event” means either: (a) a Prepayment Event (as defined in the EIB Loan Agreement) has occurred, and European Investment Bank has demanded prepayment of the outstanding loan amounts and cancelled the undisbursed portion of the EIB Loan; (b) certain change-of-control events, (c) an event of default under the EIB Loan Agreement or (d) breach by Regen Lab France of its obligations or various representations under the EIB Loan Agreement. Royalty payments under the EIB Royalty Agreement shall be paid until the earlier of: (i) the next payment date following December 31, 2031, or (ii) prepayment of any royalty obligations in connection with the full repayment of the EIB Loan, provided that at any time where all the commitments of European Investment Bank under the EIB Loan Agreement are cancelled or are otherwise irremediably not available for disbursement, Regen Lab France can decide to terminate the Royalty Agreement by paying European Investment Bank an amount equal to (y) 1.8 x by (z) the total amount disbursed by the European Investment Bank to Regen Lab France under the EIB Loan Agreement.

The EIB Loan Agreement contains customary representations and warranties, financial and other covenants and events of default.

Cash Flow

The following table summarizes our statement of cash flows for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
(U.S. dollars in thousands)	2024	2023
Net cash used in operating activities	4,433	3,399
Net cash used in investing activities	(2,959)	(4,738)
Net cash (used in)/provided by financing activities	(3,032)	402
Increase (decrease) in cash and cash equivalents	(1,063)	(1,312)

Net cash used in operating activities

Net cash used in operating activities during the fiscal year ended December 31, 2024, was $4.07 million, reflecting net income of $1.01 million, non-cash charges (primarily depreciation and amortization) of $3.36 million, change in working capital which resulted from changes in inventory of $(1.47 million), account payable of $2.32 million, trade receivable $0.80 million, and change in other assets/liabilities of $(2.05 million).

Net cash used in investing activities

Net cash used in investing activities was $3.0 million in 2024, compared with $4.7 million in 2023, primarily related to capital expenditures for manufacturing facilities and equipment, partially offset in 2024 by proceeds from asset dispositions.

Net cash provided by financing activities

Net cash used in financing activities was $2.51 million in 2024 versus net cash provided by financing activities of $1.11 million in 2023. The year-over-year change primarily reflects repayments of borrowings (including the EIB Loan) in 2024, partially offset by modest new borrowings and other financing inflows.

Critical Accounting Policies and Estimates (U.S. GAAP)

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. While we base our estimates on historical experience and available information, actual results may differ materially. The following are our most critical accounting policies and estimates under GAAP that require a high degree of judgment or are particularly sensitive to changes in assumptions.

Revenue Recognition

RegenLab recognizes revenue upon the transfer of control of products to customers, which generally occurs at the time of shipment. Revenue is recognized net of sales discounts, returns, and allowances. We assess performance obligations under customer contracts and ensure that revenue is allocated appropriately to goods and services promised.

Judgements relate to:

●	Determining when control is transferred;

●	Estimating variable consideration such as volume rebates or product returns;

●	Assessing multiple-element arrangements, particularly in bundled sales (e.g., device + service).

Research and Development Expenses

All R&D costs are expensed as incurred. This includes clinical trial costs, regulatory preparation, technical feasibility studies, and new platform development. R&D costs may vary significantly period-over-period depending on the timing of trials, regulatory milestones, and new product launches. This policy reflects U.S. GAAP’s conservative treatment which permits capitalization in specific conditions and has a material impact on our operating results.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value, using the first-in, first-out (FIFO) method. The Company regularly reviews inventory for obsolescence, expiration, and slow-moving stock, particularly in regulated markets with shelf-life constraints. Write-downs are recorded in cost of sales when required. Key estimate: expected future demand, shelf-life, and regulatory status (e.g., pending CE/FDA changes).

Leases

We apply the new lease accounting standard by recognizing all long-term leases on the balance sheet as right-of-use assets and corresponding lease liabilities. Operating lease expense is recognized on a straight-line basis. RegenLab primarily leases production facilities and certain laboratory equipment.

Judgments include:

●	Classification of lease vs. service contracts;

●	Determination of lease term and renewal options;

●	Discount rates used to measure lease liabilities.

Income Taxes

We record income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance is recorded when it is more likely than not that a deferred tax asset will not be realized. Given our historic net operating losses and the international structure of the Group, tax positions and recoverability of deferred tax assets require significant judgment and are subject to future taxable income projections and tax authority interpretations.

Translation of Foreign Currency

As RegenLab USA consolidates financial statements denominated in EUR (from Swiss, French, and EU operations), we apply ASC 830. Assets and liabilities are translated using the year-end spot rate, while income and expenses are translated using the weighted-average annual exchange rate. Translation gains or losses are recorded in Accumulated Other Comprehensive Income (AOCI) and do not affect net income.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of Sarbanes Oxley, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in certain of our reports and provide an annual management report on the effectiveness of controls over financial reporting. We will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “Implications of Being an Emerging Growth Company.”

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

BUSINESS

Overview

Company

RegenLab is a science-driven regenerative medicine company originally founded in Switzerland and now structured under RegenLab USA Inc., our U.S.-based holding entity. We operate through a fully integrated platform with three manufacturing sites and dedicated R&D and clinical teams based in New Jersey (USA), Paris (France), and Monthey (Switzerland). Across these sites, we maintain full control of the development and industrialization cycle, including GMP manufacturing, clinical and regulatory affairs, and global IP management.

RegenLab is the holder of over 60 granted patents, covering proprietary blood-processing devices (Platelet Rich Plasma (PRP)), crosslinked scaffolds, combination products (PRP with Hyaluronic Acid (HA)), bone marrow–derived solutions, and bioengineered matrices designed for point-of-care preparation and safe, reproducible use across outpatient and surgical settings. Our regulatory expertise spans both CE-MDR and FDA frameworks, including active PMA and 510(k) pathways. With a growing body of clinical and economic evidence, our products have been evaluated in more than 300 clinical studies supporting joint preservation, soft tissue healing, dermal rejuvenation, and urogenital regeneration.

RegenLab has built a modular regenerative product platform that enables tailored solutions across multiple therapeutic areas, notably:

●	A stratified osteoarthritis platform designed to address all KL grades (II to IV) with standardized offerings that include HA-alone syringes (Arthrovisc®), PRP-only solutions (Regenkit®), and combination products integrating PRP with either linear or crosslinked hyaluronic acid (Cellular Matrix® and soon RegenMatrix®). This platform is supported by a growing and substantial body of clinical and economic evidence and is designed to optimize outcomes across the full spectrum of disease severity.

●	A rapidly expanding wound care platform, anchored by RegenWound®, a gel-based autologous product currently generously reimbursed by CMS in the U.S. for chronic wound management and under commercialization through key partnerships.

●	Emerging platforms targeting tissue repair and regenerative surgery, including bioresorbable electrospun implants, PRP-enhanced matrices, and next-generation gelation systems integrating calcium gluconate or tranexamic acid for hemostatic and anti-inflammatory applications.

Through this vertically integrated model, RegenLab has achieved direct control over all critical functions — from core IP ownership, to R&D, device design, engineering & manufacturing, clinical validation, and regulatory execution — enabling us to deliver compliant, clinically validated, and scalable regenerative products in a rapidly evolving global market.

RegenLab’s medical device products are commercialized through a mix of direct sales forces in key markets, including the United States, Switzerland, France, Germany and Spain and distribution partnerships.

We believe RegenLab entered fiscal year 2025 with strong momentum following a return to profitability, significant improvement in operating cash flow, and the ongoing diversification of its product and geographic base. The Company’s medium-term outlook is driven by high-impact regulatory milestones, expansion of reimbursed indications, and global commercialization of its next-generation regenerative platforms.

PRP and Hyaluronic Acid: Cellular Matrix and Regen Matrix

Platelet Rich Plasma (PRP): regenerative potential of platelets

Platelets represent an exceptional reservoir of growth factors which is of major interest in the perspective of developing treatments intended to facilitate wound healing or regenerate degraded tissues. Rapidly after the discovery of the richness in growth factors of platelets, came the idea to use them to induce tissue regeneration. Hence, techniques were developed to isolate them from the blood in order to obtain a platelet preparation that is then used not as a transfusional blood product, but as a biological drug that is injected in, or applied on, wounded tissues.

Platelets are cell fragments; however, they are alive and maintain cellular functionalities. Therefore, they cannot be purified and stored like other therapeutic molecules which remain stable in solution or can be freeze-dried and stored for several months without altering their activity. They need to be isolated from fresh blood and be applied immediately onto the treatment site.

Platelets circulate in free form in the blood. They are present at a rate of 150,000 to 450,000 per micro-liter of blood. Their small size and density allow them to be easily separated from other blood cells by centrifugation of certified medical devices tubes containing a very complex polymer having a specific density/viscosity (also called thixotropic gel). To prevent coagulation of the blood sample, and of the resulting PRP, it is essential to add an anticoagulant to the blood sample (transfusionnal medicine and the US-FDA recommend sodium-citrate). Several techniques have been developed, with or without a physical barrier to separate the blood cells, with varying centrifugation times and speeds. These differences have an obvious impact on the volume of plasma collected, the concentration/yield and viability of the recovered platelets and especially the residual presence of red and white blood cells. The real challenge is to obtain a platelet-enriched solution with a controlled composition to provide the expected therapeutic benefits.

Any contamination with other blood cells (especially polynuclear cells) may alter the properties of the final solution due to the release of factors that may stimulate an inflammatory reaction. In addition, the PRP (or its related products) will be administrated to the patient through an injection or a local application on a damaged tissue. It is therefore imperative that the product remains sterile. The preparation process must therefore be performed in a closed system to prevent contamination with microbial pathogens. The Company believes that PRP medical devices have been classified as Class IIb or higher under the EU-MDR due to several regulatory and quality assurance requirements. Manufacturers such as RegenLab must establish a certified Quality Management System (QMS) in accordance with ISO 13485, audited and approved by regulatory bodies such as the U.S. FDA or a Notified Body (e.g., BSI for RegenLab in Europe). In addition, each PRP medical device must be supported by an audited technical file demonstrating compliance with FDA or EU-MDR essential requirements, a Clinical Evaluation Report (CER) substantiating the medical indications, and an annual Post-Market Clinical Follow-up (PMCF) plan, which is audited annually by a Notified Body. RegenLab’s designated Notified Bodies are GMED (USA) and BSI No. 2797 (Europe).

Rationale for the use of PRP to optimize and accelerate biological processes of wound healing and tissue remodelling

The central role of PRPs in the mechanisms of wound healing and tissue regeneration place platelets as a biological entity of interest for developing innovative therapies in regenerative medicine. The aim of using PRP is to mimic the normal healing mechanisms triggered in wounds by blood clots described above.

Growth factors and the other bioactive molecules secreted by platelets are signals that promote tissue repair through recruitment, proliferation and cell differentiation of different cell types at different maturation degree (stem cell, progenitors and mature cells). PRP applied to a lesion is also able to modulate the activity of inflammatory cells such as monocytes and leukocytes thus allowing to adapt to the duration and intensity of the inflammatory response.

Kinetic of action of the in vivo effect of the PRP

PRP + HA

To enhance and to hasten tissue regeneration, providing macromolecules of the extracellular matrix in addition to PRP allows the enhancement of the regeneration process. In this objective, hyaluronic acid (HA) represents one of the best candidates to be co-administrated mixed with PRP in a dedicated and certified medical device class III tubes, the Cellular Matrix PRP-HA® family of products. HA is indeed key polysaccharide (glycosaminoglycan) of the extracellular matrix, widely represented in epithelial tissues, connective tissues, and nervous tissue. It is an essential component of synovial fluid and skin.

Hyaluronic Acid molecular structure. Cross-links increase the viscosity of the solution.

PRP and HA present clinical synergies: HA is an essential molecule of the extracellular matrix, with its rheological properties bringing elasticity and suppleness to tissues such as the dermis or conferring viscoelasticity to synovial fluid. When the PRP-HA combination is injected in an arthritic knee, a virtuous circle is set up with complementary effects that allow a rapid improvement of symptoms, resulting in less pain and improvement of the mobility of the joint.

Complementary mechanisms of action of Hyaluronic Acid and PRP provide synergistic benefit for the treatment of knee osteoarthritis.

RegenLab has developed a medical device allowing the preparation of the PRP in the presence of an HA solution. Cellular Matrix PRP-HA® kit allows a reproducible preparation of a ready to use solution of PRP+HA (which lasts less than 20 minutes from the blood collection to the injection of the combined preparation at the treatment site, as for the preparation of RegenPRP). In addition to the anticoagulant and the separator gel, the tube contains a hyaluronic acid gel, which will migrate over the separator gel during the centrifugation step. The resulting preparation, as shown below, is a leukocyte poor platelet rich plasma enriched with hyaluronic acid and a small autologous tissue engineering bioreactor.

Different steps of preparation of the PRP-HA mix with Cellular Matrix tubes

Further, when mixed with activated thrombin (prepared with RegenKit ATS), PRP represents a remarkable base to obtain original biomaterials (fibrin-based platelet enriched gels, glues) with unique biological properties. RegenKits with specific accessories have been designed for these specific preparations.

RegenLab’s innovation notably lies in the development of complex thixotropic polymer gels that have the property to form a physical barrier that isolates the plasma and the platelets from the red and white blood cells. The resulting RegenPRP is a PRP with a high platelet recovery (>80%), a low level of white blood cells (specific depletion of the pro-inflammatory neutrophils) and virtually no red blood cells. It is classified as leukocyte poor or plasma type PRP. Its approach has enabled the production of PRP using a closed system that avoids external contamination with micro-organisms.

PRP Dermoesthetic uses

PRP injection in dermis also triggers the regenerative process as in wound healing. Hence fibroblasts produce new proteins of the dermis such as collagen and elastin. This results in improvement of the aspect of the skin (increased elasticity, reduction of the wrinkles). The concept is shown in the figure below.

Skin aging processes and skin rejuvenation with PRP dermal injection

Other PRP indications in dermatology

●	Acne scars: hormonal surges in adolescence are known to induce acne which will be expressed in a pronounced way. Residual scars are characterized by a local tissue defect (insufficient collagen matrix) resulting in a form of depression on the skin surface. This is particularly embarrassing when acne affects the face and is often accompanied by discomfort or complexes about their appearance for adolescents or young adults. To date, various treatments are used to correct these irregularities (laser surfacing, chemical peels, dermabrasion, etc.) but are associated with potential side effects or risks such as erythema, oedema, hyperpigmentation, or additional scarring. The addition of growth factors of PRP therefore appears to be a real opportunity to induce increased synthesis of extracellular matrix and promote the filling of poorly healed areas.

●	Alopecia: Alopecia is an abnormal loss of hair on the body (i.e. eyebrows, eyelashes, arms, legs). Hair loss is often the cause of concern for aesthetic reasons. There are several types of alopecia, including androgenetic alopecia, alopecia areata, and medicated alopecia.

As in previous cases of tissue regeneration, growth factors released by platelets are likely to stimulate hair bulb activity by promoting or enhancing neovascularization to improve the supply of metabolites and various nutrients to the cells. Furthermore, modulation of the inflammatory process and limit immune response may be key elements in managing hair loss in patients with alopecia areata.

Clinical Studies for Company Skincare Treatment Profile

In a prospective study on 20 women (40-49 years-old), PRP was injected to the upper site of this right infra-auricular area and all face (single injection). Saline was injected to the left infra-auricular area. Histopathological examinations were performed before PRP treatment, 28 days after the PRP, and saline (control) treatments. The mean optical densities (MODs) of collagen in the pre-treatment, control, and PRP-treated area were measured. A 89.5% improvement of the MOD was measured compared to the MOD of pre-treatment. The MOD of collagen fibers was significantly higher on the PRP-treated side (p<0.001) showing that PRP could be considered as an effective (even a single application) and safe procedure for facial skin rejuvenation. A p-value tells how likely your result could have happened by chance if the treatment actually does nothing (i.e. if p < 0.05 (less than 5%), it means the result is unlikely to be a fluke)). These results confirm the preliminary results obtained on an animal model.

In 2017, Dr. Dzybova’s team, a Russian team of dermatologists from Central State Medical Academy, Peoples’ Friendship University of Russia and Clinical Institute of Aesthetic Medicine Ltd, Moscow, Russia, compared intradermal injections of Cellular Matrix to PRP alone to treat xerosis, wrinkles, disorders of pigmentation and secretory activity. Hyperpigmentation decreased significantly in both groups, but to a greater extent in the group treated with Cellular Matrix (52.3% vs 39.5%). The improvement in skin texture was also more pronounced in the Cellular Matrix group (34.5% vs 24.6%). The skin elasticity index improved in both groups but was greater in the Cellular Matrix (20.2% vs 14.9%).

In a more recent study of 93 patients, Hersant et al. also established a significant superiority of Cellular Matrix over hyaluronic acid injections in a facial rejuvenation protocol (p<0.0001). Participants treated with Cellular Matrix showed a 20% (vs 12% for HA and 9% for PRP), 24% (vs 11% for HA and 11% for PRP), and 17% (vs 6% for HA and 8% for PRP) increase in FACE-Q score at 1, 3, and 6 months posttreatment, respectively. Biophysical measurements showed significantly improved skin elasticity for the Cellular Matrix group compared with the groups receiving a-PRP or HA alone. No serious adverse events were reported.

A-Alopecia (androgenetic)

Several clinical studies have established the benefit of PRP injection (as monotherapy) at the site of hair follicle implantation in terms of hair density. In a prospective study, 20 patients affected by androgenetic alopecia were treated with RegenPRP (3 sessions of intradermal injection with an interval of 3 weeks and a booster at 6 months). A significant increase in hair density was observed et 3 months and 6 months.

Cellular Matrix® – Clinical and Economic Validation of the PRP + HA Combination

The combination of platelet-rich plasma (PRP) and hyaluronic acid (HA), as formulated in Cellular Matrix®, is supported by robust clinical and economic evidence demonstrating its superiority over PRP alone, HA alone, corticosteroids, and placebo in the treatment of knee osteoarthritis. Unlike isolated PRP, the PRP+HA combination exhibits synergistic effects that enhance joint lubrication, modulate inflammation, and improve both pain and function over sustained timeframes.

A growing number of independent meta-analyses have confirmed the therapeutic advantages of this combination therapy. Among the most notable is the 2025 meta-analysis by Du et al., which evaluated 1,023 patients across 11 randomized controlled trials comparing PRP+HA to PRP alone. The results showed statistically significant improvements across all key clinical endpoints, including the WOMAC scale, Visual Analog Scale (VAS) for pain, Lequesne Index, and the IKDC score. Furthermore, the analysis found a significantly lower incidence of adverse events in the PRP+HA group (RR = 0.41, p < 0.001), supporting the enhanced safety profile of the combination. These findings were corroborated and expanded by Liu et al (2025), whose larger meta-analysis included 16 studies and 1,384 patients. Liu’s work confirmed sustained clinical benefit at both six and twelve months, with greater reductions in pain and better functional outcomes compared to PRP alone. This included significant improvements in WOMAC and Lequesne scores as well as a similarly reduced risk of adverse events (OR = 0.54, p = 0.009). These results not only confirm the long-term efficacy of the PRP+HA combination but also validate its tolerability in real-world clinical settings. Additional support comes from the earlier meta-analysis by Karasavvidis et al. (2021), which demonstrated that PRP+HA is significantly more effective than HA alone in improving pain, joint stiffness, and physical function. Though modest in sample size (377 patients), this analysis reinforces the comparative advantage of the combination therapy even against standard-of-care intra-articular treatments.

Reference	Comparison	Total population	Variables with significant improvement	Security	Importance
Du et al., 2025	PRP + HA vs PRP alone	1,023	WOMAC, VAS, Lequesne, IKDC (all)	RR = 0.41, lower risk (p < 0.001).	High robustness (11 RCT, I² < 20%), key publication 2025
Liu et al., 2025	PRP + HA vs PRP alone	1,384	WOMAC total (6 and 12 m), EVA (6 m), Lequesne (6 m)	OR = 0.54, lower risk (p = 0.009)	High robustness (16 studies), rigorous methodology, confirms superiority
Karasavvidis et al., 2021.	PRP + HA vs HA alone	377	WOMAC physical function and joint stiffness, EVA (3,6,12 m)	Similar to AH solo	Supports clear functional superiority over AH alone
ESSKA-ORBIT 2025	PRP vs. HA and CS	-	PRP superior to HA and corticosteroids in pain, function and safety	Improved CS safety and clinical superiority	Robust European clinical consensus, PRP as first line only (grade A), strong indirect support for PRP+AH

Comparative Clinical and Safety Profile: PRP & Cellular Matrix® vs. Traditional Therapies

In the management of knee osteoarthritis, conventional therapeutic options—such as intra-articular corticosteroids, non-steroidal anti-inflammatory drugs (NSAIDs), and opioids—remain widely used but increasingly controversial. These treatments, while offering temporary symptomatic relief, are frequently associated with significant safety concerns, limited long-term efficacy, and a lack of disease-modifying or regenerative effects. Intra-articular corticosteroids, for instance, have historically been favored for their rapid anti-inflammatory action. However, recent high-level evidence has raised serious concerns about their long-term structural toxicity. Recent findings suggest that corticosteroids may accelerate joint degeneration, particularly when administered repeatedly—a risk profile that contrasts sharply with the favorable structural outcomes reported for PRP and PRP+HA.

Meta-analyses published in 2025 by Du et al. and Liu et al. demonstrate that the PRP+HA combination yields superior outcomes in all relevant clinical domains—pain reduction (VAS), function (WOMAC, IKDC, Lequesne), and quality of life—with sustained effects up to 12 months. In terms of safety, both studies found significantly fewer adverse events in PRP+HA groups compared to PRP alone (Du: RR = 0.41; Liu: OR = 0.54), reinforcing its tolerability and favorable risk-benefit profile.

The regenerative potential of Cellular Matrix® has also been documented. Imaging studies have shown increases in cartilage thickness following PRP+HA treatment, a property unmatched by corticosteroids or NSAIDs. Histological studies further confirm that this biologic approach supports chondrocyte activity and matrix remodeling—demonstrating true disease-modifying effects rather than simple symptomatic palliation.

Distinctive advantages of Cellular Matrix® versus the classic options available:

Treatment	Pain Relief	Sustained effect	Structural regeneration	Adverse effects	Future surgical risk	Addictive or toxic	Currently funded	General recommendation
Cellular Matrix® (PRP+AH)	High	High	Yes, proven	Very Low	Under	No	No, under evaluation	Preferred innovator
Corticosteroids	Under	None	Worsens	Moderate-High	High	No	Yes	Not recommended
NSAIDs	Moderate	Short term	Worsens	High (CV, GI)	Undetermined	Moderate	Yes	Avoid
Opioids	Moderate	Negative	None	Very high	Undetermined	High	Yes	Avoid
Arthroscopy	Placebo	None	None	Moderate	High	No	Yes	Avoid
Total knee replacement	High (post Qx)	Moderate	Artificial	Very high	Inherent to the procedure	No	Yes	Last option

Our Products

RegenLab is a global leader in autologous regenerative medicine, offering a fully integrated portfolio of standardized PRP, PRP-HA, and tissue engineering technologies across four major therapeutic domains:

1.	Musculoskeletal (MSK) Regeneration

2.	Advanced Wound Care

3.	Medical Aesthetics / Dermatology

4.	Women’s Health / Urogynecology

RegenLab’s vertically integrated model extends beyond PRP to include crosslinked HA gels, nanofiber scaffolds, bioresorbable implants, and fibrin-based biomaterials, enabling a unique convergence of cell-based therapy and tissue engineering. Each of the four therapeutic platforms is built on a scalable, modular product suite, addressing disease severity and clinical workflow, which we believe opens up a combined global market opportunity exceeding $30 billion. With multiple regulatory catalysts expected in 2025-2026, including FDA PMAs, CE-MDR expansions, and strategic partnerships across the U.S., Europe, and Asia, RegenLab hopes to become a category-defining leader in biologic-based regenerative surgery.

1. Musculoskeletal Market and Platform (MSK)

The Musculoskeletal-knee osteoarthritis market represents a USD 5.9 billion market. According to a study, the global prevalence of osteoarthritis (OA) increased by 113.25%, from 247 million in 1990 to 527.8 million in 2019 (Long et al. 2022). According to the Arthritis Foundation, 78 million Americans are projected to have OA by the year 2040.

Osteoarthritis can affect any joints, but the most exposed to important pressure are logically and statistically more affected. Knee osteoarthritis thus represents the main segment of the osteoarthritis market (about 2/3 of cases). According to Databridge Market, it affects about 13% of women and 10% of men over the age of 60, a rate that rises to 40% in the population aged 70 and over. Knee osteoarthritis affects women more often than men.

The osteoarthritis therapeutic landscape is characterized by a need for effective treatments. To date, solutions are limited to the simple management of symptoms: pain and stiffness. There is limited to no treatment to address the causes of the condition or significantly alter its course (halting or even reversing the degradation process). The pain medications available are usually analgesics including non-steroidal anti-inflammatory drugs and opioids. Visco-supplements or corticosteroids injected into the joint provide temporary improvement in the inflammatory processes and in the fluidity of relative movement of the bone heads. Most of these actives are old molecules (diclofenac, duloxetine, tramadol), and we believe modern molecular constructs can better meet these therapeutic needs.

Injectable treatments (visco-supplements and corticosteroids) represent a significant part of the market, especially for the hip and knee. Betamethasone is one of the leading products, but new products represent relevant alternatives (Zilretta from Pacira BioSciences or Lorecivivint from Biosplice currently in phase III).

Finally, there are approaches that could be called ‘reparative’, such as self-grafting of cartilage (e.g., Vericel’s Maci technique, mainly used for traumatic lesions) and the injection of stem cells, precursors of cartilage cells (chondrocytes), which paves the way to the possibility of rebuilding the matrix (e.g., TG-C from Kolon TissueGene). This approach still needs to be validated over time to confirm the reversal of the degeneration/degradation process.

RegenLab has developed a modular and stratified musculoskeletal (MSK) platform that provides targeted regenerative biosolutions across the full range of degenerative and traumatic joint, tendon, and periarticular conditions. At the core of this platform is our KL-scale-based osteoarthritis (OA) product suite.

We offer a comprehensive, KL-grade–stratified solution for knee osteoarthritis (KOA) — from early intervention to advanced structural support — with standardized, autologous biologic systems that include PRP-only, PRP+HA combinations (linear and crosslinked), and scaffold-based technologies currently in development.

Product	Indicated KL Grade	Therapeutic Rationale	Evidence & Advantages	Medico-Economic / Regulatory Notes
Arthrovisc (HA syringe, linear HA)	Grade II	Provides viscosupplementation to restore lubrication and improve joint mobility in early-stage OA.	Linear HA is quickly resorbed but provides rapid symptom relief.	CE-marked; minimal adverse events.
RegenPRP® (PRP alone)	Grade II	Delivers autologous growth factors that reduce inflammation and stimulate early cartilage repair in mild-to-moderate OA.

>30 clinical studies confirm efficacy in pain/function. LP-PRP minimizes inflammatory reaction. Recommended by ESSKA and multiple guidelines. Two offerings:

10 ml PRP tube: Standardized PRP yield (~4–5 ml), minimal handling, suitable for routine single-knee injections, consistent dose and composition, supports procedural reproducibility

20 ml PRP tube: Adjustable platelet concentration (up to 5×), supernatant removal for volume control, appropriate for larger joints or higher inflammation, enables physician-driven protocol adaptation, greater flexibility in dosing strategy

CE-marked closed system; consistent platelet dose; superior efficacy & safety profile vs. corticosteroids and others (NSAIDs, opioids).

Product	Indicated KL Grade	Therapeutic Rationale	Evidence & Advantages	Medico-Economic / Regulatory Notes
CellularMatrix® (PRP + linear HA)	Grade III	Combines PRP with linear HA for enhanced anti-inflammatory action and joint lubrication; suitable for moderate OA. Linear HA is more readily degraded, offering shorter intra-articular residence but rapid symptom relief.	Multiple clinical studies show synergistic benefit vs. PRP or HA alone. Faster onset of pain relief than PRP alone. Appropriate for first-line conservative management.	Only CE-marked dual PRP+HA system. Outpatient-compatible. Minimal side effects.
RegenMatrix® (PRP + crosslinked HA)*	Grade IV	Integrates PRP with crosslinked HA for prolonged joint residence time and biomechanical support; ideal for advanced OA with structural degeneration. Crosslinked HA resists enzymatic degradation and maintains therapeutic effect longer.	Offers long-lasting symptom relief in severe OA patients. Gel acts as intra-articular spacer and biological support matrix. French RCT multicenter study in KL IV patients unfit for surgery shows that RegenMatrix significantly reduce pain and improved function over a prolonged period, confirming its value as a non-surgical alternative in severe knee osteoarthritis.	CE mark expected 2026. Cost-effective in delaying or avoiding knee arthroplasty.
BBBImplants (Biologic, Biodegradable, Bioresorbable Implants)*	Advanced focal defects / adjunct to any KL stage in surgical or pre-surgical setting	Regenerative scaffold mimicking native extracellular matrix. Combines PRP-infused nanostructured biomaterial (PCL, silk fibroin, HA). Supports cartilage, tendon, bone repair.

>75% tissue restoration in preclinical cartilage models. Customizable multiphasic structure allows mechanical and biological integration. Localized release of autologous growth factors.

RegenLab’s BBBImplants offer a patient-specific, customizable scaffold engineered to match anatomical and biomechanical needs, enabling personalized regenerative repair across cartilage, bone, tendon, and skin.

Platform-stage, CE/FDA path in progress. Represents future-ready solution aligned with outpatient regenerative orthopedics and hospital-based implants.
RegenKit® ExtraCell-BMC	KL III–IV / Bone trauma and reconstruction	Combines bone marrow concentrate (BMC) with PRP for orthobiologic repair; supports graft integration and MSC signaling	CE-marked since 2006; FDA approval expected 2026; used in spinal, trauma, and bone grafting indications	EU Class IIb; MDR compliant; FDA 510(k) path under development
RegenKit® Surgery	KL II–IV / Intraoperative wound closure; meniscus or cartilage repair	Forms platelet-rich fibrin clot at point-of-care; used as autologous glue to enhance soft tissue adhesion and healing	CE-marked; enables sterile preparation of autologous fibrin glue intraoperatively; simplifies biologic wound closure	Registered CE kit; applicator separately approved in U.S.; used in hospitals
RegenKit® Extracell Membrane	KL II–IV / Tendon, ligament, surgical closure reinforcement	Creates suture-compatible fibrin membrane for structural tissue reinforcement (e.g., rotator cuff, Achilles)	Used in combination with PRP+CaGlu; optimized for soft tissue handling and mechanical protection.	MDR CE filing expected 2025
RegenFibrin Polymer	KL III–IV / Deep osteochondral lesion filler	Injectable PRP-derived clot matrix for defect-filling in orthopedic and sports medicine surgery	Sterile, injectable PRP+CaGlu polymer; controlled consistency via double spin.	MDR CE/ISO conformity expected Q4 2025

*	Pipeline

In support of its international MSK strategy, RegenLab has established key commercial alliances with leading regional partners. Notably:

●	A strategic private-label partnership with OPKO Health Spain S.L.U. (Nasdaq: OPK) for the commercialization of RegenKit® BCT and CellularMatrix® under the ENKO brand for a 3-year term. The Company hopes to extend this agreement to over 15 countries across Eastern Europe, the Middle East, and Southeast Asia to accelerate penetration in emerging MSK markets with strong outpatient dynamics.

●	A structured commercial collaboration with Smith+Nephew S.A.U. (Spain), leveraging their nationwide hospital access, third-party sellers (TPS), and payer networks to deploy RegenKit® and CellularMatrix® across Spain’s orthopaedic and sports medicine markets for a 3-year term. Smith+Nephew facilitates strategic introductions and coordinates RegenLab’s participation in national clinical education programs.

●	A distribution partnership with Stryker Corp. (NYSE: SYK) in the United States for distribution rights in the field of sports medicine. Pursuant to a Distribution Agreement entered into in January 2025, Stryker has non-exclusive distribution rights in the U.S. to our various product lines, including Spine, Orthopaedic Surgery, and Foot & Ankle, and may sell our products through established channels (e.g., sports medicine and other relevant business units), and/or may appoint dealers or sub-distributors as permitted under the agreement for a 5-year term.

On the R&D front, we have also entered into a multi-year scientific collaboration with Leonardino S.R.L., an Italian firm specializing in biofabrication and 3D printed implants. The partnership focuses on electrospun silk fibroin–HA implants co-delivered with PRP, including for cartilage and MSK soft tissue repair. Leonardino is responsible for CE certification as the legal manufacturer, while RegenLab retains all intellectual property and exclusive commercial rights.

2. Advanced Wound Care Market and Platform

The wound care market includes traditional wound dressings and advanced wound care products. Traditional wound dressings include basic products, such as bandages, gauzes and ointments, which are aimed at treating non-severe wounds. Advanced wound care products are used to treat more complex chronic and acute wounds using technologies to enhance the healing process. The treatment of chronic wounds involves various types of care aimed at protecting the wound and preventing infection and promoting healing. This market includes advanced dressings (alginates and hydrofibers, contact layers, hydrogels, hydrocolloids and super absorbents, silver/antimicrobials; and foam), biologics and negative pressure wound therapy devices (NPWT).

Category	Product / Device / Technique
Wound care dressing	Alginate, hydrofiber, Foam dressings, Film, Hydrocolloid, Surgical, Hydrogel
Biologics	Growth factors, skin grafts, Platelet enriched biomaterials
Therapy devices	Negative Pressure Wound Therapy, Ultrasound Therapy
Infection risk management	Antibiotics

Wound Biologics represent approximately 26% of the market (USD8.8 billion in 2022) with cumulated revenues of c. USD 2.3 billion. With sustainable demand, this segment is expected to deliver 7.5% CAGR for the period 2022-2026.

RegenLab’s Advanced Wound Care Platform spans a wide range of chronic, acute, and surgical wound indications, combining PRP-based gels, membranes, and regenerative scaffolds. RegenLab is expanding its footprint in the growing global market for advanced wound care, where autologous biologics are rapidly emerging as effective, personalized solutions for chronic and post-surgical wounds. Our platform addresses critical unmet needs in diabetic foot ulcers (DFUs), venous leg ulcers, pressure sores, post-debridement recovery, and surgical incisions, offering solutions that are biologically active, reproducible, and deployable at the point of care.

The cornerstone of our platform is RegenKit® Wound Gel, an FDA-cleared, CMS-reimbursed PRP-based topical gel. We believe its ease of use and favorable reimbursement status (average CMS reimbursement: $1,746 per application) make it an attractive option for wound care centers and outpatient clinics. Efficacy was demonstrated in a multicenter French study (Clavel et al., 2024) showing a 77.3% healing rate at 12 weeks, compared to 35.1% under standard of care. Economic validation was provided in a U.S. cost-effectiveness model (Russo et al., 2025) showing an ICER of $2,801 per quality-adjusted life year, well below accepted thresholds.

The platform also addresses surgical and orthopedic repair with CE-marked solutions such as RegenKit® ExtraCell-BMC for bone reconstruction, RegenKit® Surgery for autologous fibrin glue generation, and RegenMembrane™ for suture-compatible biological dressings. These kits allow intraoperative preparation of fibrin clots, membranes, and polymeric wound fillers, offering enhanced biological healing with minimal inflammatory risk.

In parallel, we are advancing a robust pipeline of next-generation autologous wound therapies, including gelation tubes, electrospun matrices, and injectable formulations. These are designed to extend our offering to complex wounds, mechanically challenging settings, and surgical adjunction.

RegenLab Advanced Wound Care Product Platform – Commercial and Pipeline Biosolutions

Product	Indication / Use Case	Technology & Differentiation	Evidence & Regulatory Status
RegenKit® Wound Gel	Chronic wounds: DFUs, pressure ulcers, post-surgical wounds	Closed-system PRP gel activated with thrombin serum (ATS), point-of-care	FDA Class II cleared; CMS reimbursed (avg. $1,746); Clavel et al. (77.3% healing rate)
CellularWound® Ca-Glu HA Tube*	Autologous PRP/BMC membrane formation with Ca-Glu + HA	Pre-filled gelation system with Ca-Glu, thixotropic gel, HA; rapid membrane formation	CE/MDR and FDA filings expected 2025–26
RegenTHT-TXA Tube*	Surgical and chronic wounds requiring fibrin stabilization	PRP gel stabilized with Tranexamic Acid (TXA); stronger clot, slower degradation	CE/FDA filings expected 2025–26
Skin Sub SF+HA Biologic Dressing*	Wound repair, skin regeneration; bioresorbable scaffold	Electrospun silk fibroin + HA with PRP optimization; nanofiber matrix	Preclinical stage; CE submission via Leonardino (expected 2025)
BBBImplants (wound applications)*	Advanced skin and soft tissue defects; ECM mimicry	3D printed/electrospun PRP+HA+SF constructs; customizable shape/biomechanical design	ISO 10993 biocompatibility testing planned Q3 2025; CE/FDA expected 2026–27
RegenACR-C Plus	Chronic wounds (gel-forming PRP-based dressing)	Platelet-rich gel with Class IIb CE-mark; applied for wound bed prep and tissue regeneration	CE-marked in EU; CFDA approved in China; used in hospital wound care settings
RegenKit® ExtraCell-BMC	Orthopedic surgery; bone reconstruction; trauma	BMC concentrate combined with PRP and ATS; used intraoperatively with grafts or scaffolds	CE-marked since 2006; FDA expected 2026

Product	Indication / Use Case	Technology & Differentiation	Evidence & Regulatory Status
RegenKit® Surgery	Autologous platelet-rich fibrin glue for wound closure	PRP + ATS system to create autologous fibrin clot/glue at point of care	CE-marked; FDA registration of applicator device; internal regulatory use for surgical integration
RegenKit® Extracell Membrane	Suturable membranes for tendon/ligament protection; surgical wound closure	Fibrin membrane from PRP + CaGlu, second-spin protocol; suture-compatible gel layer	CE pending; used in orthopaedics and dermatologic closure (e.g., rotator cuff, Achilles)
RegenFibrin Polymer	Deep surgical wounds or wound bed filling	Clot formation from PRP + CaGlu with enhanced volume and structure for implantation	ISO/CE pathway aligned with other regenerative wound fillers (2025–2026 filing target)

*	Pipeline

RegenLab’s wound care pipeline aligns with the same principles supporting our MSK platform: standardization, in-house manufacturing, regulatory control, and biologic personalization. We believe this integrated, multi-tiered product suite positions RegenLab as a long-term player in the transformation of wound healing into a biologically guided and economically viable outpatient therapy model.

The table below summarizes the existing regulatory status of RegenLab’s therapeutic devices.

Device	Therapeutic product	Main Medical Use(s)	Approval	Class	Country
RegenKit	PRP	MSK (OA, tendons, etc) – Skincare - Alopecia	CE 2003	IIb	EU
		Orthopedic surgery	FDA 2010	II	USA
RegenKit ExtraCell BMC	Bone Marrow Cell concentrate	Orthopedic surgery (Bone reconstruction)	CE 2006 FDA 2026	IIb II	EU USA
RegenKit BCT Plus	Platelet Rich Gel	SkinCare	CE 2006	IIb	EU
RegenACR-C Plus	Platelet Rich Gel	Chronic Wounds	CFDA 2016	IIb	China
RegenKit Wound Gel	Platelet Rich Gel	Chronic Wounds	FDA 2022	II	USA
Cellular Matrix	PRP + Hyaluronic Acid	Osteoarthritis Skincare	CE 2014	III	EU
ArthroVisc Syringe	Hyaluronic Acid	Osteoarthritis	CE 2014	III	EU
Skinvisc Syringe	Hyaluronic Acid	Skincare	CE 2014	III	EU

RegenKit and Regen Tubes

PRP for therapeutic use should be prepared with a dedicated and certified medical device. RegenLab has designed RegenKits for this purpose. These sterile kits are designed to allow the simple preparation of RegenPRP at the bedside of the patient, in clinics or in private practices by the physician, or under their supervision. The process requires a very basic technical training, as it consists only in a blood draw and a single short centrifugation (5 to 10 minutes depending on the type of RegenKit). The system is automated and functions in closed circuit.

RegenLab’s technology is based on the use of borosilicate class I pharmaceutical grade evacuated tubes (RegenTubes) that contain a chemically inert polymer thixotropic gel, that will physically isolate the plasma and the platelets from the other blood cells at the end of the centrifugation. The tubes for RegenPRP preparation also contain a sodium citrate anticoagulant solution. It allows to maintain the blood and then the resulting PRP in a liquid form and has no ancillary effect on the patient. As this anticoagulation is fully reversible, the physician can trigger the coagulation of the product if needed to obtain RegenPRP in different jellified forms.

Thanks to the vacuum, a preset volume of blood is automatically collected into the tube when it is connected to the blood collection set used for the blood draw. Blood collection with an evacuated tube is a standardized procedure used for blood sampling for laboratory tests. It has the advantage of protecting the integrity of the blood cells (minimizing the risk of hemolysis) and to function in closed-circuit which reduces the risk of microbial contamination of the sample and blood exposure for the operator.

The blood-filled tubes are then centrifuged. The centrifugal force will separate the blood components according to their specific density. The separator gel in RegenTubes has a physical property called thixotropy. Thanks to this property the gel is in solid form at rest, becomes fluid when submitted to centrifugal force of 1500 g, (g being the gravity of Earth) and regains its original solid consistency when the centrifugation stops. The separator gel is a complex polymer that is chemically inert and biocompatible (according to ISO 10993 norms). That means that it will not interact with blood and is safe for the patient. It has been designed to have a specific density that is lighter than the blood cells that are undesirable in PRP and denser than platelets and plasma. Hence during centrifugation, it will become fluid, migrate upward in the tube, and insert itself precisely between the blood components. At the end of the centrifugation, it forms a physical barrier that isolates the plasma and the platelets in the upper part of the tube. After a gentle agitation step, the physician can easily collect the resulting RegenPRP that is ready to use.

Principle of operation of RegenLab technology for autologous Platelet Rich Plasma preparation

RegenKits are supplied with different compositions in order to respond to physician needs and treatment requirements. They consist in sterile blisters that contain 1 to 3 RegenTubes either alone or with the accessories needed for the blood draw (blood collection set) and the RegenPRP recovery (syringes and transfer devices). Accessories are supplied separately in the form of Accessory Sets, and/or RegenKits that contain only tubes.

RegenKits are closed systems (no contact between the external environment and the collected blood) that allow the user to obtain a sterile PRP of high quality, ready to be reinjected into the patient. RegenLab has standardized this preparation step to offer doctors a simple and practical method that gives reproducible results. The strengths of RegenKit are summarized below:

●	Small volume of blood collected: only 10-20 mL of blood collected in a sterile manner directly into RegenTube thanks to the vacuum.

●	Efficiency and robustness: depending on the kit, 80-95% of viable and functional platelets are recovered in the full volume of plasma. Most of the unwanted cells are separated from the PRP by the thixotropic gel (specific elimination).

●	Rapid: PRP preparation requires a 5 or 9-minute centrifugation, depending on the type of tube.

●	Safety: All steps are done without contact with the surrounding air. This allows the sterility of the sample to be maintained and diminishes the risk of blood exposure for the operator.

●	Reproducibility: Thanks to the separator gel, the blood component separation, and thus quality and quantity of the resulting PRP, is not dependent on the operator or the patient. The composition of RegenPRP is standardized.

●	Simple to train: Thanks to the simple preparation process, venipuncture and a centrifugation, a simple and quick training of the physician is sufficient for implementation.

By adjusting the composition of the thixotropic gel, it is possible to modulate the composition of RegenPRP. RegenLab has thus adapted its initial offer and proposes several versions of RegenKits with different types of RegenTubes. Depending on the final usage of the PRP solutions, several kits have been designed with specific characteristics or composition. The basic kits allow the preparation of PRP and autologous thrombin serum (ATS):

●	Regen THT, Regen BCT and A-CP tubes of 10 or 20 ml blood collection: The main difference between these tubes designed for RegenPRP preparation is in the specific density of the separator gels which impacts on the number of mononuclear cells that are recovered. In the A-CP and Regen BCT tubes, the separator gel intercalates below the platelets and above the white blood cells, producing a true leukocyte-poor PRP. In RegenTHT tubes, the separator gel has a slightly higher density, allowing not only high recovery of platelets but also of the mononuclear cell (lymphocytes and monocytes) while granulocytes are trapped under the separator gel with the red blood cells. The recovery of mononuclear cells in PRP is 20-30% with the A-CP and Regen BCT devices and 70-80% with the RegenTHT tubes. Although RegenPRP prepared with RegenTHT tubes contains lymphocytes and monocytes, it is still considered as a leukocyte poor PRP, as the white blood cell concentration in RegenTHT PRP remains below the baseline level in blood.

Summary of cellular composition in PRP prepared with RegenTHT tubes, Regen BCT tubes and A-CP tubes. RBC: Red Blood Cells; WBC: White Blood Cells; MNC: mononuclear cells (lymphocytes and monocytes).

●	Regen ATS: this tube differs from the RegenTubes for PRP preparation as it does not contain anticoagulant over the separator gel. Consequently, RegenATS tubes should be centrifuged at 1500 g with no delay, directly after blood collection. As with the other RegenTubes, blood components are separated according to their specific density in the RegenATS tubes and the thixotropic gel intercalates itself below the plasma and over the red and white blood cells. The coagulation cascade occurs in the isolated plasma and a fibrin clot is formed over the separator gel at the end of the centrifugation. Serum is extracted from this clot. This serum contains the enzymes of the coagulation cascade in their active form, and among them, activated thrombin. Thrombin is the enzyme that converts plasma fibrinogen into fibrin monomers, and which polymerize and form the clot. The serum produced from the patient’s own blood using the RegenATS device is thus a source of autologous activated thrombin, in the native concentration means 15-25 iU, that is used to initiate the coagulation process by counterbalancing the effect of citrate in RegenPRP.

●	RegenKit Surgery: This kit offers the surgeon the opportunity to prepare an autologous fibrin glue by combining RegenPRP with RegenATS serum, either alone or combined with a calcium solution. A specially designed device, RegenSpray Applicator, allows the surgeon to apply the fibrin sealant on the surgical site in a variety of procedures or to protect wounds. In comparison to pharmaceutical fibrin glues that are prepared with products extracted from blood from multiple donors, this fibrin sealant is prepared with the patient’s own blood. In addition, it is enriched with platelets thus the sealing effect is combined with the biological effect of PRP that will stimulate the healing of the treated site. The Company’s strategy for the United States is to register the RegenSpray Applicator alone, to be sold separately from the tubes. The Company has no intention to register RegenKit Surgery in the United States.

●	RegenKit Extracell Membrane and RegenFibrin Polymer: These kits allow RegenPRP to be mixed with a calcium gluconate solution and to obtain, after a second centrifugation, a fibrin membrane that can be sutured onto surgical sites. Other forms are possible, such as clots that can be used to fill deep lesions, for example. The Company has no intention to register RegenKit Extracell Membrane in the United States.

●	RegenKit Wound Gel: This kit is the first RegenKit that has a specific intended use for wound care. A platelet rich gel is obtained with the addition of activated thrombin serum and a calcium solution to RegenPRP. This biological dressing is especially adapted for chronic wounds healing, such as diabetic foot ulcers.

●	RegenKit Extracell BMC: The technology used for RegenPRP preparation with RegenTHT tube can also be used to process bone marrow aspirates to obtain a bone marrow concentrate (BMC) that contains mesenchymal stems cells (MSCs). As seen above, RegenTHT tubes contain a thixotropic gel with a specific density that physically separates the plasma, the platelets and the mononuclear cell fraction (MNC) of the blood. In bone marrow, the MNC fractions contain the MSCs. As a result, when a sample of bone marrow is processed in RegenTHT tubes the MNC fraction, with the MSCs, and is effectively separated from the other cellular elements of the bone marrow. The resulting BMC can be combined with platelet-rich plasma (RegenPRP) and autologous thrombin serum (ATS), prepared with a RegenKit® Surgery, to obtain a gel. This gel can be used in bone reconstruction, orthopedic and trauma surgery in combination with bone graft or bone substitute. RegenKit Extracell BMC has obtained the CE approval in 2006 and has been submitted to the FDA.

Osteoarthritis

Osteoarthritis is a multifactorial pathology. The triggering mechanisms are poorly or not at all established, making it difficult to develop therapeutic approaches to target the causes of cartilage degradation. Nevertheless, a scientific consensus seems to be emerging around the role of inflammatory processes induced following cartilage injury that would disrupt joint homeostasis and lead to continuous degradation of the cartilage matrix. PRP represents an opportunity for the treatment of osteoarticular pathologies, including osteoarthritis. Platelets are true reservoirs of growth factors and can provide in a controlled manner a multitude of factors modulating inflammation or involved in the processes of healing and tissue remodeling. The table below brings together elements of the scientific literature and the link between growth factors present in platelet granules and the metabolism of cartilage.

Selected growth factors involved in key cell processes relating to osteoarthritis

PRP injected into a damaged/degraded joint provides elements necessary for the regeneration of the cartilage matrix. The release of factors that block the pro-inflammatory mechanisms contributes to limiting the inflammation locally and reduces the pain felt by the patient. As far as a normal environment is restored, cartilage regeneration is likely to be induced.

Osteoarthritis can affect all joints, but most cases requiring significant treatment concern the joints of the lower limbs, and particularly the knee. Although short-term improvement in the patient’s condition is real with visco-supplements which restore mechanical fluidity to the joint (lubrication of the bone heads), these products do not bring any benefit to the cartilage matrix, whose degradation will remain inevitable. Similarly, the injection of anti-inflammatory agents such as corticosteroids provides only temporary relief from inflammation and pain. These treatments do not reverse matrix degradation or promote tissue regeneration, and their use is limited—typically to no more than two injections—due to the risk of degenerative effects on tendons and ligaments. However, these treatments remain the standard of care because they are minimally invasive and allow the postponement of prosthesis placement for a few years. The ageing of the population in Western countries is creating a pressing need for regenerative therapies because of the risks associated with replacing a prosthesis that rarely lasts more than 20 years. Because of the reduced quality of the bone, any secondary surgery is of high risk for the patient and the success of replacing a worn out first prosthesis is not guaranteed. Recent data indicate that up to 50% of patients report dissatisfaction, persistent pain, or limited function following total knee replacement (TKR). Patients also accrue substantially higher healthcare and societal costs—approximately $21,000 versus $13,500 in the first year post-surgery. Average costs for TKR in the U.S. range from $20,000 to over $60,000, with significant variation depending on complications and post-operative care.

Market for Musculoskeletal Treatments for Knee Osteoarthritis

The Musculoskeletal-knee osteoarthritis market represents a USD 5.9 billion market. According to a study, the global prevalence of osteoarthritis (OA) increased by 113.25%, from 247 million in 1990 to 527.8 million in 2019 (Long et al. 2022). According to the Arthritis Foundation, 78 million Americans are projected to have OA by the year 2040.

Osteoarthritis can affect any joints, but the most exposed to important pressure are logically and statistically more affected. Knee osteoarthritis thus represents the main segment of the osteoarthritis market (about 2/3 of cases). According to Databridge Market, it affects about 13% of women and 10% of men over the age of 60, a rate that rises to 40% in the population aged 70 and over. Knee osteoarthritis affects women more often than men.

Anatomical distribution of osteoarthritis (adapted from Oei et al., 2022)

The osteoarthritis therapeutic landscape is characterized by a need for effective treatments. To date, solutions are limited to the simple management of symptoms: pain and stiffness. There is limited to no treatment to address the causes of the condition or significantly alter its course (halting or even reversing the degradation process). The pain medications available are usual analgesics including non-steroidal anti-inflammatory drugs and opioids. Visco-supplements or corticosteroids injected into the joint provide temporary improvement in the inflammatory processes and in the fluidity of relative movement of the bone heads. Most of these actives are old molecules (diclofenac, duloxetine, tramadol). It is important to note that the side effects of opioids are calling into question their prescription and that their level of sales is clearly decreasing worldwide. This situation is not without consequences for doctors and patients as it limits the range of possible treatments.

Injectable treatments (visco-supplements and corticosteroids) represent a significant part of the market, especially for the hip and knee. Betamethasone is one of the leading products, but new products represent relevant alternatives (Zilretta from Pacira BioSciences or Lorecivivint from Biosplice currently in phase III).

Finally, there are approaches that could be called ‘reparative’, such as self-grafting of cartilage (e.g., Vericel’s Maci technique, mainly used for traumatic lesions) and the injection of stem cells, precursors of cartilage cells (chondrocytes), which paves the way to the possibility of rebuilding the matrix (e.g., TG-C from Kolon TissueGene). Although the concept is scientifically very attractive, this second approach still needs to be validated over time to confirm the reversal of the degeneration/degradation process.

Tendinopathies

The tendon is a very strong fibrous tissue that forms a junction between muscles and bones. A tendon has exceptional physical properties, including remarkable resistance to stretching. These properties result from its structure made up of aligned and cross-linked type I collagen fibers (linked to each other by chemical bridges). These fibers represent almost 2/3 of the dry weight of the tendon. There are also various macromolecules such as other types of collagens (II, V and XII), proteoglycans and glycosaminoglycans. Tendon is a cell-poor connective tissue. Tenocytes, which are similar to elongated fibroblasts, are the main cells. These cells are responsible for the synthesis of the key macromolecules of the tendon extracellular matrix. There are several pathologies of the tendon with different causes. In each case a disorganization of the extracellular matrix is observed (loss of regularity of fiber alignment for example, fibers of variable diameter, angles in the fibers) resulting in a significant reduction in mechanical properties. Pain is often associated with this deterioration in the quality of the extracellular matrix.

There are several types of tendinopathies that can be classified in three categories:

●	Tendinitis: inflammation of the tendon, painful.

●	Tendonosis: degeneration of the tendon which is not associated with an inflammatory phenomenon.

●	Rupture: often following a trauma (sport, accident, fall). The continuity of the tissue is no longer assured.

Apart from the Achilles tendon, tendinopathies can affect other joints that are highly solicited, whether in everyday life or in connection with sports activities. Thus, we find, in a non-exhaustive way, the tendons of the major joints: patellar tendons, tendons of the gluteal muscles, tendons of the elbow and the shoulder. PRP and its healing properties therefore represents a therapeutic alternative combining simplicity of application and provision of all the growth factors to promote faster and more organized healing of tendon injuries (Fitzpatrick et al. 2017). PRP injection combines the effect of prolotherapy and tenotomy in addition to the biological intake of platelets.

Clinical Studies for Company Tendonitis Treatment Profile

Several clinical studies (mainly on Achilles tendon) have shown a benefit of RegenPRP compared to one of the conventional approaches for tendon (Salini et al. 2015; Huang et al. 2022; Kwong et al. 2021; Abate et al. 2019a, 2019b; Abate et al. 2018; Papalia et al. 2017; Erroi et al. 2017). However, it remains essential to conduct prospective clinical studies with an optimized design in order to confirm the benefits over time of a (possibly repeated) injection of PRP into the injured area.

Evolution of the VISA-A score in patients treated with RegenPRP, stratified according to their age group (VISA-A: Victorian Institute of Sport Assessment-Achilles)

Chronic wounds epidemiology

Poorly managed blood glucose levels impair the integrity of peripheral blood vessels. This results in poor circulation and reduced supply to distant tissues such as those in the foot. At the same time, excess glucose causes long-term damage to the peripheral nerves, resulting in loss of sensation. This condition becomes critical in the case of foot injuries that cannot heal normally. The wounds do not close and represent a real breeding ground for infection. In frequent cases when the ulcer has grown too large or if the infection is no longer controlled by antibiotics, amputation of a toe or the foot may be the only treatment option. Apart from regular wound care, there is no quick effective treatment. The healing time depends on the volume of dermis to be filled, which is directly related to the diameter and depth of the wound.

Diabetes is one of the most common health conditions in the world. According to International Diabetes Federation (IDF) diabetes affects nearly 537 million adults in 2021 and is predicted to rise to 643 million by 2030 and 783 million by 2045. In addition, the CDC (Centers for Disease Control and Prevention) estimates that, in the United States alone, 28.7 million people were diagnosed with diabetes in 2022.

Diabetic foot ulcers (“DFU”) are a common complication in diabetic patients and an estimated 15% of the world’s diabetic population develops foot ulcers and that 6% of them require hospitalization. The number of DFU cases is directly related to the number of diabetic patients, so the prevalence is expected to increase significantly over the period and beyond. While classification of DFU vary from study to study and depend on countries and communities and on gender, with males more susceptible than females, recent publications, such as The Journal for Clinical Orthopedics and Trauma (2020) list the lifetime risk of developing a DFU to be between 19% and 34% and that 9.1 million to 26.1 million individuals with diabetes globally develop foot ulcers every year. According to the same publication, prevalence rates for ulceration range from 5% to 9%, depending on the cohort and the country examined. Another study published in the Annals of Medicine in 2017, pooling results from various publications, quotes a global prevalence of 6.3% of people with Diabetes with 13.0% in the United States.

The annual incidence of foot ulceration is between 1.9% and 4.0% of the population with diabetes, with these percentages being generally on the high end in the US. According to another publication in the New England Journal of Medicine (2017), between 1 million and 2.5 million Americans have a history of DFU. A review of 19 studies on incidence rates for ulcer recurrence showed that approximately 40% of individuals have a recurrence within 1 year of ulcer healing, almost 60% within 3 years, and 65% within 5 years.

In the United States, approximately 14-24% of the diabetic population with foot ulcers undergo foot amputation. According to the American Diabetes Association there were over 154,000 diabetes-related amputations that took place in the United States last year. More than 60% of non-traumatic lower limb amputations happen in the diabetes population. Based on these numbers, the prevalence of US patients with DFU can be estimated at 3.73 million. Assuming a market price for RegenKit Wound Gel of $900, the total DFU market opportunity can be estimated at $3.35 billion in the United States alone. In addition, according to the Wound Healing Society, an estimated 2.5% of the US population is affected by chronic wounds, or approximately 8.2 million people, or an estimated 4.47 million patients other than the DFU-caused wounds.

Management

Our products, pipeline and company strategy were originated and are supported by a management team with extensive experience and expertise in clinical research and development, business development and commercialization. Our founder, Chairman and CEO, Antonino Turzi is a serial entrepreneur in the Life Sciences industry and early leader in the biomaterials and tissue engineering industry and the author of more than 100 patents/patent applications. Dr. Giuseppe Calloni, the President of RegenLab USA, LLC has 25 years of executive management for public and private Chemical and Biotech organizations in Italy, France, Switzerland, China, and USA and is the author of 25 scientific publications, 3 patents, and 2 books.

Company History and Subsidiaries

We were formed as RegenLab USA LLC, a Delaware limited liability company, in July 2013, as a wholly owned subsidiary of Regen Lab S.A., a limited company domiciled in Switzerland (“RLS”). In July 2025, we converted to a Delaware corporation and changed our name to RegenLab USA, Inc., by filing with the Secretary of State of Delaware a Certificate of Conversion from a limited liability company to a corporation. In connection with the conversion, we also entered into a Share Exchange Agreement, pursuant to which the holders of our outstanding equity securities exchanged such securities with the holders of all of the outstanding equity of RLS, resulting in RLS becoming our wholly owned subsidiary.

The principal direct subsidiaries of the Company are described below:

●	Regen Lab USA Operating Entity, means RegenLab USA LLC, a Delaware limited liability company, organized under the laws of Delaware, United States, having its registered office at 95 Greene Street Jersey City 07302 NJ, U.S.A. The Company directly holds 100% of the share capital and voting rights of Regen lab USA Operating Entity.

●	Regen Lab SA, means Regen Lab SA, a Swiss joint-stock company (société anonyme), incorporated under the laws of Switzerland, with its registered office at Route de l’Île-au-Bois 3, 1870 Monthey, Canton of Valais, Switzerland, and registered under UID CHE-110.064.203. Regen Lab SA was originally established in May 2003 and is one of the Company’s principal operating entities, responsible for the research, development, manufacture, and distribution of autologous PRP-based medical devices. Regen Lab SA is a wholly owned subsidiary of Regen Lab Holding SA and maintains an industrial branch in Le Mont-sur-Lausanne (UID CHE-381.991.302), which supports logistics and production activities.

●	Regen Lab SA, succursale industrielle Le Mont-sur-Lausanne, means the industrial branch of Regen Lab SA (UID CHE-110.064.203), incorporated under Swiss law as a branch of a Swiss joint-stock company (succursale d’une société anonyme suisse), with its registered address at Chemin de Budron B2, 1052 Le Mont-sur-Lausanne, Canton of Vaud, Switzerland. The branch was entered into the commercial register in November 2023 under UID CHE-381.991.302. It operates as an extension of Regen Lab SA’s manufacturing and logistics activities and supports the Company’s industrial operations and distribution infrastructure. The legal seat of the parent company remains in Monthey, Switzerland.

●	Regen Lab France, means Regen Lab France SAS, a French simplified limited company (société par actions simplifiée) incorporated under the laws of France, with a variable share capital, having its registered office 2 Avenue de Laponie, 91940 Les Ulis, France, registered with the Evry Register of Commerce and Companies (Registre du commerce et des sociétés) under number 879 441 681. The Company directly holds 100% of the share capital and voting rights of Regen Lab France.

Our principal executive office is located at 95 Greene Street, Jersey City, NJ 07302, and our phone number is 1 (800) 220–9082. We maintain a website at https://regenlabusa.com/. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus and investors should not rely on such information in deciding whether to purchase shares of our common stock. We maintain three manufacturing plants in New Jersey, USA, Switzerland and France.

Our Strategy

The United States accounts for approximately 50% of the global market in RegenLab’s primary therapeutic areas, including orthobiologics, regenerative wound care, and aesthetic applications. Europe and the rest of the world (ROW) each represent roughly 25%. We believe that our strategic alignment in connection with our re-domestication into the United States and the consummation of this offering strengthen our positioning in the most commercially significant healthcare market and globally.

Our products target four main growing and large markets:

●	Musculoskeletal: in this market, our products address knee osteoarthritis and tendinopathies. The knee osteoarthritis is estimated at USD 5.9 billion in 2021. In the United States, it is estimated that 750,000 knee joint procedures are performed annually.

●	Advanced wound care: in this market, our products address hard-to-heal wounds, such as diabetic foot ulcers. The global diabetic foot ulcer market alone was estimated at USD 8.0 billion in 2022. Of the diabetic US population with foot ulcers, 14-24% undergo foot amputation.

●	Medical esthetics market: in this market, our products address skin aging and dermo-esthetics, alopecia and urogenital & gynecology procedures. The worldwide HA dermal filler market alone is estimated at USD 4.1 billion in 2022.

●	Women’s health: in this segment, our products address gynecologic and urogynecologic conditions such as lichen sclerosus, stress urinary incontinence (SUI), and vulvovaginal atrophy, using autologous biologics including PRP and PRP-HA. These indications represent growing demand in regenerative gynecology and non-surgical treatment pathways for chronic mucosal disorders.

Competitive Advantages

The nature of RegenLab’s products, straddling medical devices, implantable biomaterials and autologous biologic fluids gives rise to diverse regulatory assessments and associated complexities. Regulatory assessments impact the amount and nature of clinical and manufacturing practices and other data that is necessary to obtain marketing authorizations.

We have a team of 32 employees, located in the United States, Switzerland and France, dedicated to regulatory and clinical activities. In particular, the Company believes that the Group’s in-house regulatory and clinical skills and expertise in building market specific regulatory dossiers in the United States, Europe and APAC have been and will continue to be key for the success of its activities.

The EU-MDR was published on May 5, 2017 and implemented since May 26, 2021. On April 25, 2023, RegenLab obtained full EU-MDR certifications for its lead products, demonstrating our ability to adjust to the additional regulatory constraints imposed by the EU-MDR onto all the participants in the medical device markets, from manufacturers to distributors and onto Notified Bodies which have the authority to deliver CE-Mark certificates.

Our QMS is compliant with ISO 13485 and MDSAP (Medical Device Single Audit Program covering certification of USA, Canada, Brazil, Australia & Japan). Our manufacturing across the United States, Switzerland and France, have a production capacity of six million tubes/treatments per year and are aimed at delivering products to their local customers in conformity to local regulations, with limited shipment costs and minimal cross-continental deliveries between Europe and the United States. Our company has also undergone successful annual regulatory and quality audits and adapted its manufacturing facilities to the local markets’ regulatory requirements, thereby facilitating further regulatory audits and fostering relationships with regulators and other local authorities and stakeholders.

Further, RegenLab offers a complete technology platform that has many advantages. It allows the preparation of PRP in different forms to suits the physician’s and patient’s needs. RegenPRP™ is obtained either in liquid form for injection, or upon combination with autologous thrombin serum (prepared with RegenATS tubes) of PRP gel, platelet rich fibrin glue, platelet rich fibrin clots or platelet rich fibrin membranes. These products can be combined with cell extracts like bone marrow cell concentrate (BMC) (also prepared using RegenLab aspiration technology) and fat tissue. For complex bone reconstruction, “minced” cartilage & bone graft or bone substitute can be added to the preparation.

Our RegenKit® Wound Gel, which received FDA clearance in 2022, is one among three PRP combination products currently approved for chronic wound care, and in particular for diabetic foot ulcers. This proprietary system enables the standardized preparation of a PRP-based topical gel by combining autologous platelet-rich plasma (PRP) with autologous thrombin serum (ATS) in a controlled, sterile environment. The resulting biologic gel is applied topically to hard-to-heal wounds, leveraging the concentrated growth factors in PRP to stimulate angiogenesis, fibroblast migration, and extracellular matrix remodeling. The system is designed to be simple, closed-circuit, and point-of-care, eliminating the need for external activators or open processing steps. RegenKit® Wound Gel is prepared using the Company’s THT tube technology, enabling bedside production of a fibrin-rich PRP gel that can be immediately applied to chronic wounds, pressure sores, venous ulcers, or surgical sites.

The device was classified by the FDA as a Class II medical device, and its clearance supports use in hospitals, wound care centers, outpatient clinics, and home healthcare settings. The medical device has also received market authorization in China (CFDA) and is commercially deployed in some APAC countries under distribution agreements.

RegenLab’s Cellular Matrix is a patented technology that allows the combination of RegenPRP with hyaluronic acid (HA) in a single sterile tube. RegenPRP is prepared from a small sample of blood in a closed-circuit system. The anticoagulant is fully reversible, with no ancillary effect on the patient, and preloaded into the Regen Tube(s). RegenLab devices operate as a closed system with only two sterile barrier entries: one for blood input and one for PRP output, ensuring maximum sterility and process integrity. The thixotropic separator gel allows the automated physical separation of platelets and plasma from the other blood components after a short centrifugation (5 or 9 minutes, depending on the type of tube). Our separator gel technology allows the preparation of PRP and BMC (bone marrow cell concentrate) with standardized performances, e.g., > 80 % recovery yield, effective depletion of red blood cells and pro-inflammatory white blood cells, resulting in Cell/PRP fractioning standardization.

Cellular Matrix® (A-CP-HA) has been evaluated in 28 investigator- or sponsor-initiated clinical studies across knee osteoarthritis and other indications. Nearly all studies report either statistically significant superiority over hyaluronic acid alone in randomized/controlled cohorts (e.g., Barac 2018; Seleem 2017; Ciapini 2023; Ali 2024; sponsor RCT vs Hylan G-F 20) or clinically meaningful improvements from baseline (including high OMERACT-OARSI responder rates and imaging signals consistent with chondroprotection). Two randomized trials (Fossati 2024; Zhang 2025) did not demonstrate superiority on their primary clinical endpoints, while still showing improvement in both arms. However, Zhang 2025 demonstrated a greater reduction in MRI-detected bone-marrow edema with Cellular Matrix®, suggesting a potential structural benefit, while Fossati 2024 showed that the PRP+HA arm consistently recorded the lowest (best) WOMAC pain and total scores, as well as higher KOOS activities and sport subscores over 3 to 12 months. Across studies, the safety profile was favorable, with no new safety signals and only minor, transient events typical of intra-articular injections. RegenLab’s patented Cellular Matrix is the only certified PRP-HA combination product currently available worldwide.

RegenMatrix® is undergoing a multicenter, randomized, double-blind, controlled clinical investigation in knee OA (KL III–IV) (NCT05727371; ID-RCB 2022-A01514-39). Enrollment is complete (280/280 across 16 centers); patients remain in follow-up toward the 6-month primary endpoint (WOMAC A pain). To date, blinded safety monitoring and site reports indicate routine injection-related tolerability and no trial-halting safety issues. Efficacy outcomes have not yet been analyzed or reported. RegenMatrix® intends to expand the Cellular Matrix product line as an innovative combination of cross-linked hyaluronic acid (HA) and PRP, featuring chemically modified HA with enhanced in situ stability ranging from 3–4 weeks to up to 3–4 months.

Clinical relevance of RegenPRP and PRP-related products established by hundreds of studies in over 6,000 patients.

A total of 297 scientific publications have been published over the period 2010-2025 gathering the clinical data of studies performed on a cumulated 11,462 patients having been treated with PRP prepared with RegenKits, Cellular Matrix and other products of the Company. The following table gives a quick overview of the therapeutic areas and indications addressed. These studies, in which positive results have been obtained, were either sponsored by RegenLab or initiated by independent physicians (investigator initiated).

Therapeutical domains	Pathologies	Studies	Nb. of treated patients
Musculoskeletal	Osteoarthritis and other cartilage pathologies	64	3533
	Tendinopathies	24	984
	Muscle	3	18
	Carpal tunnel	6	215
	Other MSK applications	7	110
Orthopaedic surgery	Bone reconstruction, cartilage and tendon surgery	28	1111
Spine	Spine surgery	3	46
	Vertebral disc	1	39
Dermatology	Skin care	18	501
	Alopecia	18	623
Wound care	Chronic wounds	18	404
Surgical wounds and reconstructive surgery	Plastic and reconstructive surgery	14	304
	Cardiovascular surgery wounds	4	877
	Gynaecological surgery	11	201
Sexual medicine/ gynaecology/urology/fertility	Gynaecology	10	177
	Female urology	7	301
	Penile disfunction	8	516
	Fertility	24	1078
Ophthalmology		11	178
Otorhinolaryngology		12	183
Dental/maxillofacial surgery		6	63
Total		297	11462

Research & Development pipeline overview

Device	Indications	Region	R&D / Design	Feasibility studies	Pivotal studies	Filing	Pre-launch	Next milestone
Cellular Matrix	Knee OA (II–III)	US	✓	✓	✓	PMA amendment H2 2025	FDA approval expected H1 2026	FDA Pre-market Approval H1 2026
Regen Matrix	Knee OA (III–IV)	Europe	✓	✓	✓	CE Mark & US-FDA PMA H2025	FDA approval expected H1ts 2026	Publication & launch planning H1 2026
CuteCell	Cell culture / Cell expansion	Global	HUG & several Uni. collaborations	Preclinical (NHDF, ADSC models)	✓	2025	2025	Expanded cell line testing H2 202
BBBImplants	Cartilage, tendon, bone, skin repair (3D/ES) 3D printing/ Electrospinning constructs	US / Europe	3D printing & Electrospinning + PRP/HA/SF	In vitro scaffold testing	2026	2026	2026/2027	ISO 10993 Biocompatibility testing Q3 2025
Passive Immunity Platform	Post-COVID / antibody-rich Plasma Vaccin like prevention of viral infections	EU / US	Plasma -derived antibody system	Clinical testing in children first		WO2021/198312, CA, EP, US		Clinical feasibility protocol
EV / Liquid Biopsy	Oncology, DNA in EVs for cancer monitoring	EU / US	ICM, INSERM, Univ. Montpellier collaboration	Diagnostic method validation	✓	WO2025093756, GB2503726.8		Biomarker correlation and method refinement
Cellular Wound Ca-Glu Tube	Autologous wound membranes (coagulation activator)	Global	Internal regulatory development	Gelation/handling validated	✓	WO2022269035	2025	CE / MDR /US-FDA H1 2026
RegenTHT-TXA Tube	POST-OP BLEEDING PREVENTION/surgical hemostasis	Global	Antifibrinolytic platform (TXA integration)	Rheology, clot integrity validated	✓	WO2024133808	2025	H1 2026
Skin Sub SF+HA Biologic Dressing	Electrospun silk proteins & Hyaluronic Acid for wound repair	Europe/USA	Leonardino partnership	Electrospinning + PRP optimization	Preclinical			CE filing/updating expected via manufacturer 2025
TransDermJet450	Needle-free PRP/HA MSK/Skin Care injection	Global	TransDermJet, InTribology, UWK collaboration	Ex vivo tissue models, CFD fluid analysis				Regulatory testing and CE application in 2026

Early-stage R&D programs

Cutecell

RegenLab has identified a need for an alternative to the traditional fetal bovine serum that is routinely used as cell culture mediasupplement in all research laboratories performing cell culture. In addition to these uses for fundamental or applied research, the need for serum is also important in all cell culture protocols prior to transplantation. The CuteCell product range responds to this expectation. Multiple studies have demonstrated that RegenPRP significantly enhances the proliferation of adipocytes, somatic stem cells, and fibroblasts, with reported increases ranging from 8- to 11-fold (Berndt et al. 2019; Atashi et al. 2015). In addition to stimulating proliferation, CuteCell frees cell culture and expansion protocols from the problem of the animal origin of fetal bovine serum. CuteCell thus represents therefore a potential and radical paradigm shift in cell culture. Further investigations will be performed to characterize the benefits on cell metabolism and division as well as better understanding the possible impact on cell differentiation.

Biologic, Biodegradable, Bioresorbable Implants (BBBImplants)

RegenLab’s BBBImplants platform is a next-generation regenerative solution combining advanced biomaterials and autologous biologics. RegenLab’s BBBImplants initiative leverages advanced electrospun and 3D-printed scaffolds composed of PCL, silk fibroin, and hyaluronic acid—engineered to biodegrade while delivering PRP-derived growth factors. These tailored constructs support targeted regeneration in cartilage, tendon, bone, and skin tissue.

These implants are engineered using advanced fabrication technologies including 3D printing and electrospinning to create nanostructured scaffolds suitable for the repair and regeneration of cartilage, tendons, bone, and skin.The implants are composed of biocompatible polymers such as polycaprolactone (PCL), silk fibroin, and hyaluronic acid. These materials are structured into porous, resorbable matrices that enable cellular infiltration, nutrient exchange, and progressive tissue integration. A key differentiator of RegenLab’s platform is the incorporation of autologous regenerative agents—specifically platelet lysates, platelet-rich plasma (PRP), and hyaluronic acid (HA)—within the scaffold itself. This combination ensures localized delivery of growth factors, cytokines, and extracellular vesicles at the site of injury, enhancing the body’s intrinsic healing mechanisms.

This technology supports personalized, cell-free regenerative solutions across multiple indications. In musculoskeletal repair, the implants offer biomechanical reinforcement while stimulating native tissue remodeling. In wound care and skin regeneration, the nanofibrous dressings provide a resorbable environment enriched with autologous biologics, suitable for acute, chronic, and surgical wounds.

The BBBImplants program integrates biomaterials science, regenerative biology, and manufacturing innovation to develop scalable, clinically deployable solutions. Early development efforts are focused on optimizing scaffold composition, mechanical strength, and degradation profiles in alignment with targeted therapeutic uses. RegenLab intends to pursue clinical validation and regulatory pathways across Europe and the United States.

Collaborations

Hôpitaux Universitaires de Genève (HUG)

RegenLab has established a long-standing, multi-year Laboratory Research Agreement (LRA) with the Hôpitaux Universitaires de Genève (HUG), one of Switzerland’s most prominent academic hospitals. Initiated in 2019 and extended through November 2027, the agreement enables us to leverage HUG’s advanced laboratory infrastructure and multidisciplinary research teams for in vitro and translational investigations in regenerative medicine.

The collaboration covers multiple sub-projects co-led by academic experts at HUG, including clinical divisions in plastic and reconstructive surgery, obstetrics and gynecology, visceral surgery, and regenerative dentistry. Research areas span:

●	PRP-mediated stimulation of muscle and vaginal stem cells,

●	Cell differentiation and metabolic profiling under PRP influence,

●	Regenerative effects of PRP on ENT and oral mucosa tissues,

●	3D angiogenesis model establishment.

Rege Lab provides direct financial and staffing support, including dedicated laboratory materials and a senior postdoctoral researcher. This collaboration supports the development and preclinical validation of CuteCell, an animal serum–free PRP-based supplement for human cell culture, with the potential to become a benchmark medium for autologous ex vivo cell expansion and cell therapy protocols.

Manufacturing and Suppliers

RegenLab is a fully integrated group, positioned along the entire value chain (from R&D to the marketing of its numerous kits). This choice allows the group to remain as independent as possible from other players (upstream or downstream), particularly in terms of kit manufacturing, which is key for the Company for developing the business and supplying customers in the best possible conditions from a quality and deadlines compliance perspective. RegenLab therefore invested rapidly in its first fully operational unit in Switzerland which allowed initial developments and, more recently, in two manufacturing sites, in the United States and France.

RegenLab’s expertise and added value lies in the discovery and validation of novel medical devices for the preparation of high quality PRP. The transformation of laboratory concepts into marketable devices depends on the implementation of an industrial process of assembling parts, mostly supplied by third parties. The separator gel component, on the other hand, is prepared according to a secret process which, in addition to a composition, which is the subject of a number of patent applications.

In 2009, we established a manufacturing site for our Regenkits in Switzerland (Le Mont-sur-Lausanne). In 2021, a second plant was set up in the United States in New York, now transferred to Jersey City new headquarter: This site is used to supply the North & South American regions as well Australia and potentially the rest of the world. A third unit was recently built in France in the Paris region, at Les Ulis (in the Paris-Saclay area) with certification obtained in 2024, it will be able to deliver customers in the European zone where CE marking is required.The Swiss site (3000m2) has 4 semi-automated full production lines, 3 lines for RegenKit and Cellular Matrix, and one line specific for the Hyaluronic Acid pre-filles syringes. The United States site (3000m2) has 2 semi-automated production lines for RegenKit devices. The French site has a similar surface (3000m2), with currently 2 automated production lines for RegenKit.

All Regenkits and Cellular Matrix kits are manufactured in ISO7 (class 10’000) or ISO8 (class 100’000) cleanrooms (environment-controlled areas, for ISO 7: maximum particle content of 352,000 particles (≥0.5 µm (micrometers)) per m3, 83,200 particles (≥1 µm) per m3, and 2,930 particles (≥5 µm) per m3.) The main production processes consist of Hyaluronic Acid gel formulation, tube/syringe filling, capping, labelling, steam sterilization, blister sealing, and final packaging. Tubes filling lines are dedicated for each type of tubes.

The Hyaluronic Acid gel specifications have been defined and developed by RegenLab, in order to respond to the specific constraints of Cellular Matrix tube technology. Hyaluronic Acid gel is manufactured at the RegenLab Switzerland manufacturing site. USA and French sites will be equipped as well to manufacture the Hyaluronic Acid gel.

All finished devices are sterilized. Based on the type of tube contained in the kit, the devices are sterilized by gamma irradiation or by steam. For the most common kits, after the final stage of blister sealing and packaging of RegenKit, the kit boxes are sent to a subcontractor for a key gamma irradiation sterilization step. The sterile kits are then returned to the production sites for temporary storage (quarantine), while the Quality Control laboratory carries out various tests to validate the conformity of the batch (random sampling). As soon as the batch is released, the kits can be shipped to customers or stored for future orders. For Cellular Matrix kits, the finished tubes containing Hyaluronic Acid are sterilized in-house by steam to prevent macromolecules of Hyaluronic Acid being altered by the high energy gamma radiation. After the steam sterilization, the tubes are packaged in a sealed blister and finally packaged in a box. Final testing is performed by Quality Control before release for distribution by the Quality Assurance team.

Taking into account the capacity of its French site, RegenLab expects to be able to produce in total on its three manufacturing facilities around 6 million tubes per year (i.e. approximately 2 million units per site). The Company believes this will be sufficient to meet the growth in demand anticipated in the short term.

Raw Materials

The components used in the composition of the PRP preparation kit and its derivatives are produced by contract development and manufacturing organization (CDMO) who meet the regulatory requirements (ISO or GMP-compliant). The group sources its products and materials from a network of 200 suppliers or subcontractors. While each production site operates autonomously and contracts with players selected for their geographical proximity, we have chosen to centralize purchases with “group” agreements allowing for more advantageous financial conditions due to the larger volumes negotiated.

For strategic raw materials such as HA, thixotropic gel, glass tube, Polythylene terephthalate glycol (PETG), rubber stopper and Tyvek or subcontracted process, RegenLab performs frequent audits to verify compliance with good manufacturing practices and ISO standards. Frequency of the audits is set according to a risk-based evaluation.

Logistics

The Company holds 3 months of stock in advance on an ongoing basis, to cope with potential impromptu requests and unanticipated periods of high activity. For customized products, production is started upon receipt of the order or base on the customer forecast. At each site, areas are allocated to this storage. As with many medical devices, the storage of kits does not require compliance with low temperature environment. Nevertheless, every batch must be rigorously monitored and RegenLab is obliged to trace the key parameters of these storage periods. The warehouse temperature is thus maintained within a minimum temperature range of 5°C and a maximum temperature of 30°C. There is no specific humidity level requested.

The kits are dispatched at the request of our Sales Administration department, which supervises the operations following receipt of an order. Depending on the distance and country, shipping is carried out using dedicated transport (e.g. chartering of trucks for large volumes) or using transport service providers, such as traditional tier one players like UPS, DHL and Federal Express, as well as local transporters. RegenKits and Cellular Matrix have been through several stability tests to define the most adapted packaging to protect the device from transport stress.

Sales and Marketing

RegenLab has the regulatory approvals to sell its products in a large part of the world. Since its inception, the Group has had a direct sales approach in some countries, but the majority of sales are now made through a network of distributors with whom agreements, mainly non-exclusive, have been signed.

Subsidiary	Country/City	Covered area	Operations
Regen Lab SA Quarter	Switzerland / Le Mont	APAC, MENA	Distribution – Manufacturing Clinical - Regulatory
Regen Lab France	France / Les Ulis	Europe	Distribution – Manufacturing Clinical - Regulatory
Regen Lab Spain	Madrid Spain	Europe	Commercial Agent
Regen Lab USA (headquarters)	NJ / USA	North America & South America	Distribution - Manufacturing R&D - Clinical - Regulatory
Regen Lab Peru	Peru / Lima	South America	Regulatory & Distribution
Regen Lab Australia*	Australia / Sydney	Asia - Oceania	Regulatory
Regen Lab Africa	Morocco / Casablanca	Africa	Regulatory – Distribution
Regen Lab Turkey	Turkey / Istanbul	Europe	Distribution
BioBridge Foundation	Switzerland / Lauenen	Europe	Scientific awareness

Over the past 20 years, RegenLab has established a lasting relationship with its distribution partners and covers today about 90 countries.

Stryker Distribution Agreement

In June 2011, we entered into a distribution agreement with the Stryker Corporation, a Michigan corporation (“Stryker”) in the medical device and surgical equipment space. Pursuant to this agreement, Stryker has a non-exclusive distribution right of products in the United States in the fields of Sport Medicine. In June 2025, Stryker conducted an audit of RegenLab USA. Following this review, the parties committed to expanding the commercial collaboration beyond Sports Medicine to include additional departments such as Spine, Orthopedic Surgery, and Foot & Ankle.

Strategic Collaboration for Wound Care Commercialization

In Q3 2025, we entered into a collaboration with MIMEDX Group, Inc., a Florida corporation (“MIMEDX”) and a pioneering leader in advanced tissue products and placental-derived biologics, to commercialize the RegenKit®-Wound Gel in the United States. Our strategic objectives in this collaboration include leveraging MIMEDX’s established national distribution and clinical education channels to accelerate commercialization of RegenLab’s wound-care solutions, aligning RegenKit®-Wound Gel with evidence-based protocols in acute and chronic wound management, and supporting joint medical education initiatives to generate real-world data to validate and scale RegenWound® Gel usage across therapeutic settings.

OPKO Health White Label for MSK Commercialization

We have established, through our European subsidiary Regen Lab SA, a growing strategic partnership with OPKO Health Spain, S.L.U., part of OPKO Health, Inc. (Nasdaq: OPK) (“OPKO”), a multinational healthcare group with integrated capabilities across diagnostics, pharmaceuticals, and biologics. The partnership originally focused on Spain’s musculoskeletal (MSK) market with private-label distribution of RegenLab’s Cellular Matrix and RegenKit BCT platforms. A second expansion phase is expected to be formalized in Q3 2025, aimed at establishing the ENKO brand—a private-label derivative of RegenLab’s MSK portfolio—across high-growth regions by extending OPKO’s commercial scope beyond Spain into 15 additional countries spanning Eastern Europe, the Middle East, and Southeast Asia, including markets such as Turkey, Vietnam, Lebanon, Pakistan, and Hungary.

Commercial Expansion and Strategic Partnerships

RegenLab is executing a focused commercial rollout strategy that balances direct sales in key markets with global partnerships that leverage local infrastructure and reimbursement access:

●	United States: U.S. distribution via Stryker recently expanded in all orthopaedic field including Spine surgery. RegenKit® Wound Gel (FDA-cleared) now reimbursed by CMS under a National Coverage Determination. We hope that our strategic agreement with MIMEDX will accelerate nationwide adoption via established wound care provider networks and payers.

●	Musculoskeletal: Expansion of RegenKit® and CellularMatrix® in emerging markets through a multi-country private label agreement with OPKO, covering >15 countries across Eastern Europe, the Middle East, and Southeast Asia.

●	Orthopedics & Sports Medicine: Structured collaboration with Smith+Nephew (Spain) to deploy CellularMatrix® and RegenKit® in Spain’s hospital system and surgical channels.

Platform-Based Growth Strategy

RegenLab’s product ecosystem is organized around four regenerative platforms, each with multiple commercial-stage products and a late-stage development pipeline:

Platform	Approved Products	Upcoming Catalysts
MSK (Orthobiologics)	RegenKit®, CellularMatrix®, Arthrovisc	RegenMatrix® CE/FDA; RegenKit® BMC Surgery
Advanced Wound Care	RegenKit® Wound Gel	RegenFibrin Polymer, CellularWound™, RegenACR
Medical Aesthetics	CellularMatrix®, SkinVisc®	RegenMatrix® RM-SKIN; U.S. IDE study expansion
Women’s Health	CellularMatrix®, RM-SKIN (pipeline)	PMA preparation for GSM/SUI; Cutecell® for mucosal regeneration

Each platform is supported by standardized PRP kits, CE-marked devices, and modular tubes integrating HA, Ca-Glu, TXA, or silk-HA matrices.

Competition

Transparency Market Search valued the United States PRP market at USD 147.1 million in 2022. This market was historically concentrated as the top 6 players shared around 80% of the sales of PRP preparation devices. Terumo and Arthrex dominated with a combined market share of almost 45%.

The PRP device market includes several prominent suppliers (e.g., Zimmer Biomet, Arthrex, Stryker/Globus-Harvest, EmCyte, and Regen Lab) alongside many smaller entrants. These companies are either large groups with broad offerings in orthopedics or medical devices or small companies, both offering kits sensu stricto (similar to those marketed by RegenLab) but also dedicated equipment allowing the use of these kits (centrifugation systems in particular). The table below briefly describes some of the devices used by the Company’s competitors to prepare PRP:

Device	Company
Smart Prep 2-3	Terumo
GPS III	Zimmer Biomet
ACP	Arthrex
Angel	Arthrex
Magellan	Isto Biologics
Genesis CS GS-60	Emcyte
Lava	DSM Biomedical
ART PRP	Celling Biosciences

Device	Company
Endoret PRGF	BTI
RegenTHT Regen BCT	Regen Lab

Competition within the hyaluronic acid market

The hyaluronic acid market is vast and includes, but is not limited to, indications such as orthopedics (visco-supplementation of joint pathologies), ophthalmology (replacement of vitreous humor) and skincare, ranging from aesthetics procedures addressing wrinkles or skin defects to lips and other organ filling. Grand View Research currently estimates the global hyaluronic acid market at USD 10.73 billion (2024) and projects ~7.8% CAGR (2025–2030) to ~USD 16.7 billion by 2030. In the United States, for total estimated sales in 2021 of USD 3.5 billion, about 45% of prescriptions were for dermal fillers and 40% for osteoarthritis treatment. Amongst the Hyaluronic Acid players, there are various types of companies: large Medtech groups with a wide range of orthopedics products, biotechnology companies or small to medium-sized laboratories.

Product	Company	Composition	Mol. Weight	Source
Durolane	Bioventus	Non-animal stabilized hyaluronic acid	NA	Bacterial
Euflexxa	Ferring	1% sodium hyaluronate	2,400 – 3,600	Bacterial
Gel One	Zimmer Biomet	1% cross-linked hyaluronate	NA	Avian
Gelsyn	Bioventus	0,84% sodium hyaluronate	1,100	Avian
Hyalgan	Fidia Pharm	1% sodium hyaluronate	500 - 730	Avian
Hyalofast	Anika	Esterified hyaluronic acid fibers	NA	NA
Hymovis	Fidia Pharm	0,8% hexadecyclamide derivative of hyaluronan	500 - 730	Avian
Monovisc	Anika/J&J	2,2% cross-linked hyaluronate	1,000 – 2,900	Bacterial
Orthovisc	Anika/J&J	1,5% sodium hyaluronate	1,000 – 2,900	Bacterial
Sod Hyaluronate	Teva	1% sodium hyaluronate	NA	NA
Supartz Fx	Bioventus	1% sodium hyaluronate	620 – 1,170	Avian
Trivisc	Orthogenrx	1% sodium hyaluronate	NA	Bacterial
Visco	Zimmer	1% sodium hyaluronate	NA	Avian
S / Synvisc-One	Sanofi Genzyme	0.8% hylan G-F20	6,000	Avian
GenVisc 850	OrthogenRx	1% sodium hyaluronate	620 – 1,170	NA

In skincare, competitors include a range of dermatology and dermo-aesthetics companies, from major competitors typically owning manufacturing facilities, to a series of local participants commercializing solutions under OEM contracts with HA injectable manufacturers. Such major participants are listed in the table below:

Company	Country/Manufacturing	Key HA fillers Brand(s)	Commercial Presence
Abbvie(a)	USA	Juvederm®	USA & non USA
Croma	Austria	Princess®	Non-USA(b)
Galderma	France	Restylane®	USA & non USA
Hugel	South Korea, USA	The Chaeum®	non USA
Merz	Switzerland, Germany	Belotero®	USA & non USA
Teoxane	Switzerland	Teosyal®	USA & non USA
Vivacy	France	Stylage®	non USA

Competition in chronic wound care

We are in direct competition with growth factor-based treatments such as VEGF or PDGF, which currently represent nearly 30% of the market, and also with players offering colloid solutions or protective hydrogels or biomaterials. There are a limited number of companies processing blood-derived PRP which are approved by the U.S. FDA and recognized for reimbursement under CMS codes G0465 and G0460.

We face direct competition from players having developed products expected to stimulate cell growth and tissue repair in deep wounds.

Product/device	Company	Composition of the final product
Regranex	Smith & Nephew	PDGF-Beta based gel
Telbermin	Genentech	VEGF-based gel
3C patch	ReApplix	Platelet-enriched membrane
Aurix	Nuo Therapeutics	Platelet-enriched gel
PlasmaDerm	ACR Biologics	Platelet-enriched membrane
Affinity	Organogenesis	Fresh amniotic allogeneic graft
InnovaMatrixAC / FS	ConvaTec (Triad)	Porcine placenta‐derived extracellular matrix

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patents, trademarks, and trade secrets as well as nondisclosure and assignment of invention agreements, material transfer agreements, confidentiality agreements and other measures to protect our intellectual property and other proprietary rights.

Patents

At the date hereof, our patent portfolio comprised 10 patent families with 67 granted patents and over 47 patent applications (under examination or pending grant).

The following table describes the key patents held by the Company:

Technology	Products / Trademarks	Patent(s)/Application(s)	Status
A-PRP Bone Marrow Concentrate Glue and membranes Combination with Cell Extracts Cell Culture	RegenACR® RegenKit® Surgery RegenKit® BCT A-CP Kit® Regen Fibrin Polymer RegenKit® Extracell Regen Extracell® Regencell® THT® Cutecell® A-PRP® REGENPRP® REGEN® PRP® Regenvet®	US11241458 US11110128 US11096966 US10881691 US10092598 US10080770 US10064894 US8529957 US9833478 US11389482 EP3395383B* EP4137173B HK1231793	Granted
		US20220313740 HK62023069504.6 WO2008/023026 WO2011/110948 WO2016/083549 WO2019/155391	Pending
ATS alone Combination with A-PRP for biological glues and membranes	RegenKit® ATS A-CP ATS Kit	US10226516 EP3403659B1* AU2013203115B JP6359495 JP6588499 CA2915649 IL252122* KR10-2136314 IN330984 HK1179507	Granted
		WO2011/110948 EP4241856 CN105998067 CN202211204780.2 RU2023102455 HK42024084831.7	Pending
Combination therapy A-PRP & Hyaluronic Acid	Cellular Matrix® fig. kits (linear HA) RegenMatrix® (X-linked HA) PRPVISC®	US10272139 US8945537 US9517255 US10052349 US12102668 EP2544697B1 EP3184114B EP3854406B EP2771241B CA2789533C JP6076091 JP6321119 JP6892485 AU2011225828B	Granted

Technology	Products / Trademarks	Patent(s)/Application(s)	Status

IL221133

RU2614722

RU2667964

KR20130067247

IN330984

HK1179507

HK40050052

US11077241

EP3223875B

AU2015352458B

EA035982B

MA40376B

IL252536

MX382517

UA123822

KR102362722B1

BR112017010837

BH1857-20220915

IN438235

IDP000088521

CA2968731

NZ732158

VN39215

TWN I839378

AU2019218711

US12251397

WO2011/110948

WO2013/061309

WO2016/083549

WO2019/155391

US2024-0415941

CN112220802

HK42021040392.9

CA3199712

CN20158073651

CR20170000288

KR20170088366

PH20171500946

SG20171104218P

TN20170000220

CA3089896

GCC2019/38117

EP4520357

JP2021515088

JP2023182726

CN112118849

HK62020021959.5

KR10-2020-0130685

Pending
	Woundcare: Tubes with Calcium Gluconate (CaGlu) CellularWound™	IL284309 AU2021201102B2 KR10-2521213 AU2022299561B	Granted

Technology	Products / Trademarks	Patent(s)/Application(s)	Status
		WO2022/269035 EP3903844 HK42021044735.5 US20210346587 CA3199798 EP4337171 CN116782881 CA3223320 HK62024090825.6 UAE:P2025-00341	Pending
	Woundcare – Tubes with Tranexamic Acid (TXA) CellularWound™ + RegenWound™ +	WO2024/133808 AU2023410027 EP23840675.5 US19/134,741	Pending
Viral infections (Covid 19)	Regenplasma®/A-CP	WO2021/198312 CA3170584 AU2021249444 AU2024205654 EP4114526 US20230133549 CN115666647 HK62023067606.1	Pending
Platelet derived Extracellular Vesicles (EVs) & Exosomes – Isolation, Diagnostics & Therapy	-	WO2025/073913 WO2025/093756 GB2503762.8	Pending

*	Under Opposition

Brands and trademarks

RegenLab has nearly twenty internationally recognized brands. These trademarks cover our main products.

Government Regulation

Government authorities in the U.S., Canada, the European Union, and other countries extensively regulate pharmaceutical products, biologics, and medical devices. The Company’s products and product candidates are subject to approval or clearance by the governing bodies prior to and during the marketing and distribution of a product. Regulatory requirements apply to, but are not limited to, research and development, safety and efficacy, clinical studies, manufacturing, labeling, distribution, advertising and marketing, and the import and export of products. Before a product candidate is approved by the governing bodies for commercial marketing, rigorous preclinical and human clinical testing may be necessary to conduct to determine the safety and efficacy or effectiveness of the product. If the Company fails to comply with the applicable laws and regulations at any time during the product development process, approval or clearance process, or during commercialization, it may become subject to administrative and/or judicial sanctions. These sanctions may include, but are not limited to, refusal to approve or clear pending applications, withdrawals of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of the Company’s operations, injunctions, fines, civil penalties and/or criminal prosecution. Any enforcement action could have a material adverse effect on the Company.

Medical Device Regulation

The Company and its products and product candidates are subject to the regulations enforced by the outside governing bodies. These regulations include, but are not limited to, product clearance, documentation requirements, good manufacturing practices and medical device reporting. Labeling and promotional activities are also subject to regulation by the U.S. Federal Trade Commission, in certain circumstances. Current enforcement policies prohibit the marketing of approved medical devices for unapproved uses. Each governing body reviews the labeling and advertising of medical devices to ensure that unapproved uses are not promoted. Before a new or modified medical device can be introduced to the market, the manufacturer must obtain clearance or approval from the applicable regulatory agency, depending upon the device classification. In the U.S., medical devices are classified into one of three classes — Class I, II, or III. The regulations enforced by the FDA and/or the appropriate governing bodies to the medical device(s) provide reasonable assurance that the device is safe and effective. In the U.S., Class I devices are non-critical products that the FDA believes can be adequately regulated by “general controls” which include provisions relating to labeling, manufacturer registration, defect notification, records and reports, and current good manufacturing practices, or cGMP, based on the FDA’s Quality Systems Regulations. Most Class I devices are exempt from pre-market notification and some are also exempt from cGMP requirements. Class II devices are products for which the general controls of Class I devices, by themselves, are not sufficient to assure safety and effectiveness and, therefore, require additional controls. Additional controls for Class II devices may include performance standards, post-market surveillance patient registries, and the use of FDA guidelines. Standards may include both design and performance requirements. Class III devices have the most restrictive controls and require pre-market approval by the FDA. Generally, Class III devices are limited to life-sustaining, life-supporting or implantable devices. All of the governing bodies with responsibility over the Company’s products have the ability to inspect medical device manufacturers, order recalls of medical devices in some circumstances, seize non-complying medical devices, and to pursue prosecution of either civil or criminal violations.

Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FDCA, requires individuals or companies manufacturing medical devices intended for human use to file a notice with the FDA at least ninety days before intending to introduce the device into the market. This notice, commonly referred to as a 510(k) premarket notification, must identify the type of classified device into which the product falls, the class of that type, and a specific product already being marketed or cleared by the FDA and to which the product is “substantially equivalent.” In some instances, the 510(k) must include data from human clinical studies to establish “substantial equivalence.” The FDA must agree with the claim of “substantial equivalence” before the device can be marketed. The statutory time frame for clearance of a 510(k) is ninety days, though it often takes longer.

RegenLab complies with, among other standards and regulations, e.g., the FDCA and implementing regulations at 21 CFR 1 et seq. and ISO 13485. As a manufacturer of medical devices, the Company, and in some instances its subcontractors, is required to register its facilities and products manufactured annually with the appropriate governing bodies and certain state agencies. Additionally, the Company is subject to periodic inspections by the governing bodies to assess compliance with cGMP regulations. Facilities may also be subject to inspections by other federal, foreign, state or local agencies. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The European Union has established a strict legal framework for the inspection of medical devices. Under this regime, manufacturers must ensure that their devices are safe and performant for their intended purpose, and guarantee that all associated risk associated with the design, manufacture, packaging and distribution have been reduced as far as possible.

The European regulation applicable to medical devices is currently set by the EU-MDR, which replaced the EU-MDD, for medical devices. This Regulation entered into force on May 25, 2017, with a three-year transition period, which was extended for one more year due to the Covid-19 pandemic. In contrast to the past directives, regulations are directly applicable into national law, thus, reducing discrepancies around the European Union. In general, no requirements from the Directives have been removed. This Regulation introduces substantial changes to the current regulatory regime applicable to medical devices and a stricter regulatory framework.

Under the transitional provisions of this Regulation, the certification procedures underlying the CE marking of medical devices could be carried out, at the manufacturer’s choice, either in accordance with this Regulation or in accordance with the Directive. Should a manufacturer elect to perform certification under the Directive, the related certificates will remain valid until the earlier of: a) the end of the period indicated on the certificate (typically five years, but it could be less); and b) May 26, 2026. Depending on the regulatory class and characteristics of the device, its CE certificate issued under the previous regulatory framework may remain valid until as late as December 31, 2028. The medical devices to which these certificates apply may only be sold in the EEA if they continue to comply with the Directive and provided that no significant changes are brought to these devices’ design or intended purpose. In addition, the devices must not present an unacceptable risk to the health or safety of patients or users. Moreover, the manufacturers of those devices that are certified under the Directive will have to comply with a number of requirements of the Regulation, e.g., those relating to post-market surveillance and vigilance. The EU-MDR aims to roll out a unified and strengthened European regulation, under the terms of which:

●	notified bodies are placed under European control for better harmonization of practices;

●	a coordination group of national authorities and new mechanisms for close cooperation, notably for coordinated market surveillance;

●	post-marketing due diligence provisions are improved with the establishment of a European incident database and the obligation for manufacturers, under the control of notified bodies, to produce periodic safety reports (PSUR);

●	strengthened requirements for demonstrating clinical evaluation;

●	transparency and traceability are improved, in particular by the implementation of European databases accessible to the authorities and/or the public and the unique identifier of device (UDI);

●	the addition of general requirements in terms of safety and performance of the devices.

In March 2023, an extension of the EU-MDR transition period became effective with the publication of Regulation (EU) 2023/607 in the Official Journal of the European Union. Starting at this date, manufacturers of MDR legacy devices may benefit from longer deadlines to certify their products. The extension of the transitional provisions aims to address the risk of medical device shortages in the EU market.

Regulation (EU) 2023/607 introduces the following main changes:

1)	Extension of EU-MDR transition period until December 31, 2027 or December 31, 2028, depending on the risk class of the device.

2)	In particular, Regulation (EU) 2023/607 provides that certificates issued before May 26, 2021 will be automatically extended – and devices may be placed on the market – until:

(a)	December 31, 2027, for class III and class IIb devices (with some exceptions);

(b)	December 31, 2028, for class IIa, IIb devices (not covered by point a), class I sterile devices or with measuring function, as well as devices qualified as class I under the directives but which conformity assessment procedure under the MDR requires the intervention of a Notified Body.

The EU-MDR, like the EU-MDD before it, enacts the general principles regarding the design and manufacture of medical devices as well as the management of clinical investigations. It provides for a hierarchical system of control such that the level of control over a medical device corresponds to the level of potential risk identified inherent in the type of device.

A classification system has been set up according to the level of risk associated with their use. The definition of the risk class is based on general and specific rules based on various concepts, in particular: duration of use, invasiveness, anatomical location, need for an energy source to operate the device. A medical device may be determined as falling within one of the following four classes of products, from low risk to high risk: class I, class IIa, class IIb and class III.

Before any marketing, the compliance of medical devices with regulatory requirements must be certified, which corresponds to the CE marking process. The classification of a medical device is the responsibility of the manufacturer, depending on the claimed medical purpose of the device, and also requires the obtaining of a CE certificate of conformity issued by a notified body which carries out a technical file review for class IIa, IIb and III devices.

The products developed by the Company (Cellular Matrix A-CP-HA, Cellular Matrix BCT-HA, ArthroVisc 40®, Regenkit A-PRP, RegenATS and Regenkit Extracell BMC) are subject to this regulation in order to obtain the CE marking. All the above-mentioned products are class IIb or III devices and must therefore be CE marked when they are placed on the European Union Market.

To be able to affix the CE mark to one of its medical devices, the manufacturer’s products must comply with the “General Safety and Performance Requirements” laid down by the European Regulation. This comprises a clinical investigation of the device and compliance with the harmonized European standards and shared specifications for a number of medical devices. The clinical investigation shall be conducted in compliance with:

●	the Declaration of Helsinki, which is a set of ethical principles regarding human experimentation drafted by the World Medical Association. While this is a non-binding document under international law, this declaration has been codified and/or influenced several regional and national legislations/regulations as it introduced principles such as for example the respect for the individual and the need for careful assessment of risks and benefits;

●	the ICH guidelines of Good Clinical Practice, which is an international quality standard that governments can then transpose into regulations for clinical trials involving human subjects. In the EU, these guidelines have been implemented by the (Directive 2001/20/EC) is backed and regulated by formal legislation contained in the Clinical Trials Directive 2001/20/EC, now repelled by the Clinical Trials Regulation no. 536/2014. Another guideline for clinical trials of medical devices is the international standard ISO 14155, which is valid in the European Union as a harmonized standard. These standards specify notably how clinical trials should be conducted, define the roles and responsibilities of institutional review boards, clinical research investigators, clinical trial sponsors, and monitors, etc.;

●	the (EU) 2017/ 745 Medical Device Regulation described above; and

●	additional national or local regulatory requirements and laws applicable to the clinical investigation.

The clinical investigation shall be conducted in compliance with the Declaration of Helsinki, the ICH guidelines of Good Clinical Practice, the ISO14155 Clinical investigation of medical devices for human subjects, the (EU) 2017/ 745 Medical Device Regulation and additional national or local regulatory requirements and laws applicable to the clinical investigation. Subject to national restrictions, CE marked products may be sold within the European Economic Area, which is composed of the 27 Member States of the EU plus Norway, Iceland and Liechtenstein, as well as in other countries that recognize the validity of the CE mark.

The nature of the compliance assessment depends on the classification of the medical device. Compliance assessment procedures for Class I devices may be carried out by the manufacturer itself by means of self-certification: once the manufacturer considers that the product meets all the “General Safety and Performance Requirements” of the European Regulation, it declares that the product complies with the Regulation and must register with the competent authority of the Member State in which the device is marketed. All other classes of device (and sterile or reusable Class I devices) require a level of involvement from a notified body. The choice of the notified body by the manufacturer is free on the European territory and the rules of certification are fixed by the regulation and are the same whatever the notified body.

After an initial contact and the study of the admissibility of the application by the notified body (verification that the product is a medical device corresponding to the field of designation of the notified body, etc.) the certification process takes place as follows:

●	Audit(s) of the quality management system on the site of the manufacturer and its critical subcontractors on the one hand and evaluation(s) of the technical documentation (including clinical demonstration) on the other. The precise modalities of these evaluations in terms of duration, periodicity, sites to be audited, depth of analysis, systematization of the complete evaluation of the technical documentation or sampling over time, etc. depend on the size of the company, the number and categories of products, their risk class, the existence of critical subcontractors, the procedure selected, etc.;

●	Independent review of the results of these assessments to check the demonstration of conformity implemented by the manufacturer; and

●	Certification decision and issue of the corresponding certificates.

The certificate is issued for a maximum period of five years and is renewable for a period of five years on the basis of a file submitted for renewal and reviewed by the notified body. This certificate assumes that the product complies with the essential rules of the EU-MDR.

RegenLab was one of the first PRP companies to adapt to the EU-MDR standard. This long-term work was carried out with the help of one of the European leaders in the certification sector (BSI). The QMS certification was obtained in December 2022 and the CE mark under EU-MDR released on April 25, 2023. The company can therefore affix the EU-MDR CE mark to products in accordance with the new regulation.

Regarding the post-marketing surveillance and vigilance reports, manufacturers must establish and maintain a procedure for systematic analysis of the data acquired on devices in the production and post-production phases and implement appropriate means to apply the corrective or preventive measures that are required to ensure the performance and safety of the product. Post-marketing surveillance processes generally seek information on the safety and quality of the device, which is then used to determine whether the risk assessments conducted previously demand revisions to the device, if the instructions for use necessitate a revision and if a product quality issue needs attention and to be addressed.

In addition, medical device vigilance under the regulations requires manufacturers to publish reports for the relevant Competent Authority immediately after it becomes aware of: (i) any serious incident involving devices made available on the Union market, except expected side-effects which are clearly documented in the product information and quantified in the technical documentation; and (ii) any field safety corrective action (FSCA) in respect of devices made available on the Union market, including any field safety corrective action undertaken in a third country in relation to a device which is also legally made available on the Union market, if the reason for the field of safety corrective action is not limited to the device made available in the third country. FSCA are generally carried out in response to problems raised by the manufacturer through the vigilance of PMS programs and are actions implemented to reduce the risk of death or serious deterioration in the state of health associated with the use of a medical device already on the market. As an example, FSCA can include modifications to a device, review of the advice pertaining to the use of the device or the return of the device to the manufacturer.

In France, a medical device needs to be registered with the Agence nationale de sécurité du medicament et des produits de santé (ANSM). It will be subject to pervasive and continuing regulation by the ANSM, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing updated safety and efficacy information, distribution requirements, etc.

Failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible administrative or criminal sanctions.

Regarding the QMS compliance, two paths are largely adopted by international companies to demonstrate the conformity to the regulatory requirements: ISO 13485 standard and MDSAP (Medical Device Single Audit Program). ISO 13485 is the internationally accepted model a medical device organization can implement to help demonstrate compliance to laws and regulations of the medical device industry. ISO 13485 represents a solid starting point for QMS compliance with the requirements of European Directives and Regulations (CE marking of medical devices) and UK MDR 2022, as amended.

ISO 13485 is the medical device industry’s QMS standard; written to specify requirements for an organization to design and implement a quality management system to demonstrate its ability to provide medical devices and related services that consistently meet customer and applicable regulatory requirements. Its main purpose is to ensure the consistent design, development, production, storage and distribution, installation or servicing and disposal of medical devices. ISO 13485 requires organizations to implement these processes in accordance with identified applicable regulatory requirements for the markets they intend to operate in.

ISO 13485 is a stand-alone QMS standard, based on ISO 9001:2008, which has been superseded by ISO 9001:2015. While ISO 13485 is based on the ISO 9001 process model concepts of ‘Plan, Do, Check, Act’, it is designed for regulatory compliance. Therefore, ISO 13485 includes particular requirements for organizations involved in the life cycle of medical devices and excludes some of the requirements of ISO 9001 that are not appropriate. This makes it more prescriptive in nature and requires a more thoroughly documented QMS.

The Medical Device Single Audit Program (MDSAP) allows a single audit of a medical device manufacturer’s Quality Management System (QMS), which satisfies the requirements of multiple regulatory jurisdictions. Audits are conducted by Auditing Organizations (AO), such as BSI, which are authorized by the participating Regulatory Authorities (RA) to audit under MDSAP requirements. MDSAP is a way that medical device manufacturers can be audited once for compliance with the standard and regulatory requirements of up to five different medical device markets: Australia, Brazil, Canada, Japan and the United States.

We are certified ISO 13485 and MDSAP since 2019 by the notified body BSI.

Internationally (outside of countries recognizing the CE mark), RegenLab has also adapted its quality management system and obtained MDSAP certification on January 14, 2020 for Regen Lab SA and on April 15, 2022 for Regen Lab US, which establishes the compliance of its Quality Management System with the regulation of the United States, Canada, Australia, Brazil and Japan. With both certifications (ISO 13485 and MDSAP), RegenLab Quality Management System is recognized and accepted worldwide.

To date, RegenLab is allowed to market in more than 90 countries that recognize either CE marking, FDA clearance, or have their own specific Conformity Assessment Requirements. RegenLab has validated its RegenKit with the Chinese authorities (CFDA) in the field of advanced wound care.

Various applications are being prepared to expand the geographical coverage in order to capitalize on the widest range in each of the geographical areas addressed.

Any standardized system must be subject to controls to guarantee compliance with the standards and regulations but also to allow continuous improvement of the processes. Companies are therefore regularly audited by notified bodies (accredited by EU Member state) on their quality management system. The ISO 13485 and MDSAP certificates are issued for a maximum period of three years and is renewable for three years. The QMS is audited every year by the notified body. The certificate is renewed every three years on the condition that no major non-conformity was raised during the audits.

With the entry into force of the new EU-MDR on May 26, 2021, the scope of the QMS audits has been extended (post-market surveillance plan). Random and unannounced audits (at least once every 5 years) will be carried out by the notified bodies at the manufacturer’s premises (and possibly at the premises of its industrial partners). For its part, the manufacturer will draw up a periodic safety report which must be updated annually (mandatory for class III devices). The Periodic Safety Update Report for medical devices (PSUR) is a periodic report required by the Medical Device Regulation for all devices of Class IIa and above.

Similarly, manufacturers who market their products in the United States must comply with the Code of Federal Regulations (CFR) including a set of guidelines. The Food and Drug Administration (FDA) is responsible for monitoring and enforcing the regulation through an inspection of the manufacturer’s site.

To adapt to changes in the various laws and regulations, the Company has put in place: (i) quality assurance, quality control and regulatory affairs departments; (ii) procedures that ensure constant monitoring of regulatory changes; (iii) an internal audit system, by carrying out audits to check the proper application of regulatory and quality requirements within its various subsidiaries; and (iv) a network of partners specializing in medical devices and regulatory affairs.

Regulation of Medical Devices Advertising

As a manufacturer and distributor of medical devices, the Company is subject to restrictions in France on advertising for its products, in accordance with the provisions of Articles L. 5213-1 and R. 5213-1 et seq. of the French Public Health Code transposing the Bertrand Law. Advertising is defined as all forms of information, including for cold calling/door-to-door sales, prospecting or incentives to promote the prescription, delivery or the sale and use of medical devices, except for: (a) labelling and instructions for use; (b) correspondence, where appropriate, by any non-advertising document required to answer a specific question about a device; (c) information related to warnings, precautions for use and adverse effects noted in the context of Materiovigilance and in-vitro diagnostic monitoring of medical devices; (d) sales catalogues and price lists, if they do not feature any information about the device; and; (e) information on human health or human diseases, provided that it does not contain a reference, even indirectly, to a medical device.

For medical devices that are reimbursable, including those devices that are partly reimbursable, by compulsory health insurance schemes, advertising to the public is prohibited in principle (Article L. 5213-3 of the French Public Health Code). However, the list of devices for which advertising to the public is permitted (Class I and IIa medical devices) is set by decree. This advertising is subject to ex-post checking by the ANSM and there is no requirement to file it with the ANSM. Advertising to the public is strictly prohibited for reimbursable Class IIb and III devices.

For all medical devices, both reimbursable and non-reimbursable, advertising to healthcare professionals for devices on the list of medical devices presenting a significant risk to health is subject to ex-ante checking by the ANSM. Advertising to healthcare professionals for other medical devices is subject to ex-post checking by the ANSM and there is no requirement to file it with the ANSM.

In all cases where advertising is authorized, its form and content must strictly comply with the obligations and restrictions prescribed by the Public Health Code, and in particular Articles L. 5213-3 and R. 5213-1 to R. 5213-3. Advertising must describe the device objectively, must not be misleading or present a risk to public health, and must contain a certain amount of information listed by French regulations.

Failure to comply with these constraints may result in a criminal sanction as well as a financial sanction imposed by the ANSM. The latter may prohibit the continuation or broadcasting of an advertisement in addition to issuing its daily official penalties.

Regulatory Milestones Expected in 2025–2026

RegenLab expects multiple approvals in the next 12–18 months that would significantly expand its addressable markets and validate its leadership in autologous regenerative technologies:

●	CellularMatrix® (PRP+linear HA): U.S. PMA filing accepted; anticipated FDA approval in 2026 for osteoarthritis and aesthetic indications.

●	RegenMatrix® (PRP+crosslinked HA): CE MDR & FDA PMA pathway with breakthrough designation to be initiated in Q4 2025 for Grade III-IV KOA.

●	Cellular Membrane: Topical PRP-based clot matrix for wound care applications; CE filing expected Q4 2025.

●	BBBImplants™: Bioresorbable electrospun matrices combining PRP, HA, and silk fibroin; under ISO biocompatibility testing with CE/FDA roadmap co-led by RegenLab and Leonardino S.R.L.

These filings reflect RegenLab’s commitment to internal R&D and its ability to scale up platform technologies across indications.

Employees and Human Capital Resources

As of the date of this prospectus, we had a total of 183 full-time employees, of which 86 work in production, 63 work in sales and marketing, 21 work in research and development and 36 represent administrative and executive roles.

Our experienced management team is our most valuable resource, through which we are committed to attracting, motivating, and retaining top professionals going forward. We have been able to locate and engage highly qualified independent contractors as needed and do not expect our growth efforts to be constrained by a lack of qualified personnel. We consider our employee relations to be good.

We will strive to offer a work environment where employee opinions are valued and one that provides our employees the opportunities to use and augment their professional skills. To achieve our human capital goals, we intend to remain focused on providing our key personnel with raises as appropriate, a 401(k) program, and company stock options. We continue to search out well-qualified highly skilled individuals to help us expand and grow our operations.

Facilities

Our executive offices are located at 95 Greene Street, Jersey City, New Jersey 07302. We maintain three manufacturing plants in New Jersey, USA, Switzerland and France. We consider our current office space adequate for our operations.

Legal Proceedings

We are not currently subject to any material legal proceedings. However, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

Management

Directors and Officers

The following table sets forth certain information regarding our board of directors, our executive officers, and some of our key employees, as of the date of this prospectus.

Name	Age	Position
Antonino Turzi	[●]	Executive Chairman and Chief Executive Officer
Jean-Marc Biscarrat	[●]	Chief Financial Officer
Dr. Giuseppe Calloni, PhD	60	President of RegenLab USA LLC and Director.
Dr. Daphne Metzger	[●]	Chief Operating Officer
Eric Del Cotto	64	Independent Director
[ ]*	[●]	[ ]
[ ]*	[●]	[ ]

*	Independent Director Nominee

Antonino Turzi. Antonino Turzi serves as Chairman, CEO, and founder of RegenLab SA and RegenLab USA Inc. He is a serial entrepreneur in the life sciences industry and an early leader in the biomaterials and tissue engineering field. In 2001, he founded the Biobridge Foundation, dedicated to the diffusion of scientific information. In 2003, he founded RegenLab SA in Switzerland and developed the original approach to prepare high-quality PRP. Mr. Turzi is the author of more than 100 patents and patent applications. He holds a Law degree from Paris University and has completed coursework in Tissue Engineering & Biomaterials at the University of Geneva.

Jean-Marc Biscarrat. Jean-Marc Biscarrat is the Chief Financial Officer of the Company. He currently serves as an administrator to the French Foundation Ademaid. From July 2020 to June 2021, he served as the Chief Financial Officer of Juratoys France, a private company. Prior to that, he served as an internal auditor and business analyst for GSF from 1991 to 2000. Additionally, he served as financial director for Dendrite & KCI for 15 years. He also previously served as the Chief Financial Officer for private companies like My Mobility, Juratoya and RegenLab. He holds a MBA from Institut Superieur de Gestion Paris.

Dr. Giuseppe Calloni, PhD. Dr. Giuseppe Calloni joined RegenLab in 2022, in charge of the operations in North and South America, growth management, maintaining the relationship with the local government authorities ands risk analysis. He has 25 years executive management experience for public and private Chemical and Biotech organizations in Italy, France, Switzerland, China, and USA with multiple M&A experiences. He is the author of 25 scientific publications, 3 patents and 2 books, and is a lecturer on biomaterials and colloid chemistry. He received his Doctorate in Atomic and Molecular Physics from University of Milan and a master’s in physical chemistry of colloids and interfaces from Bristol University, UK. He completed studies in business management in Italy and France.

Dr. Daphne Metzger, PhD Dr. Daphné Metzger serves as COO of the Company. She joined Regen Lab in 2010 and was appointed Pharmacist Responsible Person, accredited by the Swiss health authority. She is responsible for regulatory compliance from device design to post-marketing surveillance, including Good Manufacturing Practice compliance for all Regen Lab manufacturing sites. Dr. Metzger oversaw the establishment and certification (ISO 13485 and MDSAP) of Regen Lab manufacturing facilities in Switzerland, the United States (2021), and France (2022). Dr. Metzger holds a PhD. in Pharmaceutical Sciences and a Master in Pharmacy (Master of Pharmacy) from the University of Geneva; she also completed the Mini-MBA: Business Essentials executive education program at Rutgers University–New Brunswick and earned a certificate in Pharmaceuticals Economics and Policy from the University of Lausanne.

Eric Del Cotto is an independent director of the Company. He currently serves as the President and Founder of EffiPerf, a company he founded in April 2025 to support MedTech companies in their growth strategies, as well as to assist non-French enterprises establish operations in France. Prior to that, since 2013, he served as Managing Director for Southern Europe at Owen Mumford, a U.K.-based finance firm. He has also previously served in various roles with 3M in France. He currently serves on the Board of Club XXIe Siècle, Les Entretiens de l’Excellence and the Franco-British Chamber. He has previously served on the Board of Directors of SNITEM. Mr. Del Cotto holds MBA and Business degrees from Ecole de guerre Economique.

Number and Terms of Office of Officers and Directors

Upon the effectiveness of the registration statement of which this prospectus forms a part, we expect that our board of directors will consist of [five] members. Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our bylaws.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws.

Director Independence and Committees of the Board of Directors

Director Independence

Of our prospective directors, we have determined that Eric Del Cotto, [●] and [●] are “independent” directors under the Nasdaq listing standards, while Mr. Turzi and Dr. Calloni are not independent under such standards. We have also determined that each of the [two] prospective members of the Audit Committee is “independent” for purposes of Section 10A(m)(3) of the Exchange Act and the rules promulgated thereunder and under the Nasdaq listing standards. Further, the Board has determined that each of the [two] prospective members of both the Compensation Committee and the Nominating and Corporate Governance Committee is “independent” under the Nasdaq listing standards.

Board Committees

Prior to the consummation of this offering, we will have three standing committees of the Board: the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of the board committees will act pursuant to a separate written charter adopted by our board of directors, each of which is available on our website at regenlab.com. Our board of directors may at any time or from time to time appoint certain other committees in its sole discretion as it deems necessary or appropriate to carry out its functions.

Audit Committee

The Audit Committee will consist of [●] (Chairman), [●] and [●]. The Board has determined that all of the prospective members of the Audit Committee are “independent,” as defined by the Nasdaq listing standards and by applicable SEC rules. In addition, the Board has determined that [●] is an audit committee financial expert, as that term is defined by the SEC rules, by virtue of having the following attributes through relevant experience: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves; (iii) experience preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

The function of the Audit Committee relates to oversight of the auditors, the auditing, accounting, and financial reporting processes, and the review of the Company’s financial reports and information. In addition, the functions of the Audit Committee will include, among other things, recommending to the Board the engagement or discharge of independent auditors, discussing with the auditors their review of the Company’s quarterly results and the results of their audit, and reviewing the Company’s internal accounting controls.

Compensation Committee

The Compensation Committee will consist of [●] (Chairman) and [●]. The Board has determined that all of the prospective members of the Compensation Committee are “independent,” as defined by Nasdaq listing standards. The responsibility of the Compensation Committee is to review and approve the compensation and other terms of employment of our Chief Executive Officer and our other executive officers, including all of the executive officers named in the Summary Compensation Table under the heading “Executive Compensation” below (the “named executive officers”). Among its other duties, the Compensation Committee oversees all significant aspects of the Company’s compensation plans and benefit programs. The Compensation Committee annually reviews and approves corporate goals and objectives for the Chief Executive Officer’s compensation and evaluates the Chief Executive Officer’s performance in light of those goals and objectives. The Compensation Committee also recommends to the Board the compensation and benefits for members of the Board. The Compensation Committee has also been appointed by the Board to administer our Equity Incentive Plan. The Compensation Committee does not delegate any of its authority to other persons.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be comprised of [●] (Chairman) and [●]. The committee members are independent under applicable Nasdaq rules and regulations. The Nominating and Corporate Governance Committee is responsible for, among other things, considering potential board members, making recommendations to the full board as to nominees for election to the board, assessing the effectiveness of the board and implementing our corporate governance guidelines.

Scientific Advisory Board

Our Scientific Advisory Board (SAB) is a non-statutory, non-fiduciary body established by the Board of Directors to provide external scientific and clinical expertise in support of the Company’s innovation strategy, clinical trial programs, and long-term product development roadmap. The SAB is composed of independent, internationally recognized experts in regenerative medicine, orthobiologics, clinical research, regulatory science, and related disciplines. Members are appointed by the Board of Directors based on their qualifications and sector knowledge. Members of the SAB do not serve as directors or officers of the Company and do not hold fiduciary responsibilities under Delaware law. The Scientific Advisory Board is responsible for advising management and the Board of Directors on clinical trial design, publication strategy, and scientific positioning; providing guidance on emerging trends in PRP/orthobiologics, combination therapies (e.g., HA + PRP), and biomaterials innovation; reviewing study protocols, clinical endpoints, and regulatory strategies to enhance evidence generation; supporting the Company’s participation in medical symposia, peer-reviewed publications, and scientific engagement initiatives; evaluating the potential of new indications, pipeline extensions, and partnerships with academic research centers; and contributing to the Company’s scientific credibility and reputation through independent, evidence-based counsel. The SAB meets on a semi-annual basis or more frequently as needed, including ad hoc meetings timed to support product development milestones, scientific reviews, or regulatory submissions.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year have not served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.

Family Relationships

There are no family relationships among any of the directors or executive officers.

Code of Business Conduct and Ethics and Insider Trading Policy

Effective upon consummation of this offering, our Board of Directors will adopt a Code of Ethical Conduct and an Insider Trading Policy. We will file a copy of our Code of Ethics as an exhibit to the registration statement filed in connection with our initial public offering. Once filed, you can review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. The Code of Ethics will also be available on our website at salspera.com. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Limitation of Directors Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with all of our directors and named executive officers whereby we have agreed to indemnify those directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of ours, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interests.

We have director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act. Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers who, by reason of the fact that he or she is or was one of our officers or directors of our Company, is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative related to their role with us.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.	being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.	being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.	being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Executive Compensation

The following table sets forth the aggregate compensation paid to our named executive officers for the fiscal years ended December 31, 2024 and 2023. Individuals we refer to as our “named executive officers” include our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Antonino Turzi	2024	$657,073	$257,774	-	-	-	-	$914,847
Chief Executive Officer	2023	$586,390	$264,795	-	-	-	-	$851,186

Jean-Marc Biscarrat	2024	$168,491	-	-	-	-	-	$168,491
Chief Financial Officer	2023	$152,357	-	-	-	-	-	$152,357

Dr. Daphne Metzger, PhD	2024	$239,714	$2,268	-	-	-	-	$241,982
Chief Operating Officer	2023	$225,076	$2,102	-	-	-	-	$227,178

Employment Arrangements with our Executive Officers

Antonino Turzi Employment Agreement

The Company entered into a Chief Executive Employment Agreement with Antonino Turzi effective December 2019. Pursuant to his Chief Executive Employment Agreement with the Company, Mr. Turzi was appointed to serve as the Company’s Chief Executive Officer for a term of an indefinite duration, with an at-will agreement, reporting to the Company’s Board. Mr. Turzi’s Chief Executive Employment Agreement provides for an annual base salary of $657,073 with performance-based bonuses, in the Board’s discretion of up to CHF250,000 annually, as well as a housing allowance and standard company benefits.

Compensation of Directors

There was no cash or equity compensation paid to our directors for the years ended December 31, 2023 and December 31, 2024.

Outstanding Equity Awards at Fiscal Year-End

None.

Employee benefits plans

2025 Equity Incentive Plan

Prior to the consummation of this offering, the Company intends to implement the RegenLab USA, Inc. 2025 Equity Incentive Plan (the “Equity Incentive Plan”) to attract, retain, and motivate persons who make important contributions to the Company. The following is a summary of the material features of the Equity Incentive Plan.

Eligibility

The Administrator may grant awards to any director, employee or consultant of the Company or its subsidiaries. Only employees are eligible to receive incentive stock options.

Administration

The Equity Incentive Plan will be administered by the Board of Directors (the “Board”) or one more committees or subcommittees of the Board, which will be comprised, unless otherwise determined by the Board, solely of not less than two members who will be non-employee directors (a “Committee”), or any officer that has been delegated administrative authority pursuant to the Equity Incentive Plan for the duration such delegation is in effect (collectively, the “Administrator”). The Administrator, which initially will be the Board with respect to awards to non-employee directors and the Compensation Committee of our Board with respect to other participants. The Administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of the Equity Incentive Plan, subject to the Equity Incentive Plan’s express terms and conditions. The Administrator will also set the terms and conditions of all awards under the Equity Incentive Plan, including any vesting and vesting acceleration conditions.

Share Reserve

The maximum aggregate number of shares of the Company’s common stock (the “Shares”) that may be issued under the Equity Incentive Plan is the sum of (A)      , plus (B) an increase commencing on January 1, 2026, and continuing annually on each anniversary thereof through and including January 1, 2035, equal to the lesser of (i)       % of the Shares outstanding on the last day of the immediately preceding calendar year and (ii) such smaller number of Shares as determined by the Board or the Committee.

Shares may be issued upon the exercise of incentive stock options.

Shares issuable under the Equity Incentive Plan may be authorized, but unissued, or reacquired shares. Shares underlying any awards under the Equity Incentive Plan that are settled in cash, forfeited, canceled, repurchased, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding satisfied without the issuance of stock or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the Equity Incentive Plan, although shares shall not again become available for issuance as incentive stock options. Additionally, shares issued as “substitute awards” (as defined in the Equity Incentive Plan) will not count against the Equity Incentive Plan’s share limit, except substitute awards that are incentive stock options will count against the incentive stock option limit.

The share reserve described herein may be subject to certain adjustments in the event of certain changes in the capitalization of the Company (see Equitable Adjustments below).

Annual Limitation on Awards to Non-Employee Directors

The Equity Incentive Plan contains a limitation whereby the value of all awards under the 2025 Plan and all other cash compensation paid by the Company to any non-employee director may not exceed $750,000 for the first calendar year a non-employee director is initially appointed to the Board, and $500,000 in any other calendar year.

Types of Awards

The Equity Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent awards, and other stock- or cash-based awards (collectively, “awards”).

Stock Options. The Equity Incentive Plan permits the granting of both options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) and options that do not so qualify. Options granted under the 2025 Plan will be nonqualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries. Nonqualified options may be granted to any persons eligible to receive awards under the Equity Incentive Plan.

The exercise price of each option will be determined by the Administrator, but such exercise price may not be less than 100% of the fair market value of one Share on the date of grant or, in the case of an incentive stock option granted to a 10% or greater stockholder, 110% of such share’s fair market value. The term of each option will be set by the Administrator and may not exceed ten (10) years from the date of grant (or five (5) years for an incentive stock option granted to a 10% or greater stockholder). The Administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Stock Appreciation Rights. The Administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to Shares or cash, equal to the value of the appreciation in the Company’s stock price over the exercise price, as set by the Administrator and which will be at least equal to the fair market value of a Share on the grant date. The term of each stock appreciation right will be set by the Administrator and may not exceed ten years from the date of grant. The Administrator will determine at what time or times each stock appreciation right may be exercised, including the ability to accelerate the vesting of such stock appreciation rights.

Restricted Stock. A restricted stock award is an award of Shares that vests in accordance with the terms and conditions established by the Administrator. The Administrator will determine the persons to whom grants of restricted stock awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which awards of restricted stock may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted stock awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a stockholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive cash dividends, if applicable.

Restricted Stock Units. Restricted stock units are the right to receive Shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company or its subsidiaries, the passage of time or other restrictions or conditions. The Administrator determines the persons to whom grants of restricted stock units are made, the number of restricted stock units to be awarded, the time or times within which awards of restricted stock units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted stock unit awards. The value of the restricted stock units may be paid in Shares, cash, other securities, other property, or a combination of the foregoing, as determined by the Administrator.

The holders of restricted stock units will have no voting rights. Prior to settlement or forfeiture, restricted stock units awarded under the Equity Incentive Plan may, at the Administrator’s discretion, provide for a right to dividend equivalents.

Performance Awards. The Administrator has the authority to grant stock options, stock appreciation rights, restricted stock, or restricted stock units as a performance award, which means that such awards vest at least in part upon the attainment of one or more specified performance criteria. For each performance period, the Administrator will have the sole authority to select the length of such performance period, the types of performance awards to be granted, the performance criteria that will be used to establish the performance goals, and the level(s) of performance which shall result in a performance award being earned. At any time, the Administrator may adjust or modify the calculation of a performance goal for a performance period, to appropriately reflect any circumstance or event that occurs during a performance period and that in the Administrator’s sole discretion, warrants adjustment or modification. Depending on the type of performance award granted, the previously discussed terms and conditions will also apply to a performance award.

Performance criteria for a performance award may be based on the attainment of specific levels of performance of the Company (and/or one or more subsidiaries, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of new product rollouts; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more subsidiaries as a whole or any business unit(s) of the Company and/or one or more subsidiaries or any combination thereof, or any of the above performance criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Administrator deems appropriate, or as compared to various stock market indices.

Dividend Equivalents. An award of dividend equivalents entitles the holder to be credited with an amount equal to all dividends paid on one Share while the holder’s tandem award is outstanding. Dividend equivalents may be paid currently or credited to an account for the participant, settled in cash or Shares, and subject to the same restriction on transferability and forfeitability as the award with respect to which the dividend equivalents are granted.

Other Stock- or Cash-Based Awards. Other stock-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the Equity Incentive Plan and/or cash awards made outside of the Equity Incentive Plan. The Administrator shall have authority to determine the service providers to whom and the time or times at which other stock-based awards shall be made, the amount of such other stock-based awards, and all other conditions of the other stock-based awards including any dividend and/or voting rights. The Administrator may grant cash awards in such amounts and subject to such performance or other vesting criteria and terms and conditions as the Administrator may determine.

Repricing

Notwithstanding anything to the contrary in the Equity Incentive Plan, unless a repricing is approved by shareholders, in no case may the Administrator (i) amend an outstanding option or stock appreciation right to reduce the exercise price of the award, (ii) cancel, exchange, or surrender an outstanding option or stock appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (iii) cancel, exchange, or surrender an outstanding option or stock appreciation right in exchange for an option or stock appreciation right with an exercise price that is less than the exercise price of the original award.

Equitable Adjustments

In the event of a merger, consolidation, recapitalization, stock split, reverse stock split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting the Shares, the Administrator will adjust (i) the number and class of shares which may be delivered under the Equity Incentive Plan (or number and kind of other securities or other property); (ii) the number, class and price (including the exercise or strike price of options and stock appreciation rights) of shares subject to outstanding awards, (iii) any applicable performance criteria, performance period, and other terms and conditions of outstanding performance awards, and (iv) the Equity Incentive Plan’s numerical limits.

Change in Control

In the event of a change in control (as defined in the Equity Incentive Plan), each outstanding award shall be assumed or an equivalent award substituted by the acquiring or successor corporation or a parent of the acquiring or successor corporation. Unless determined otherwise by the Administrator, if a successor refuses to assume or substitute for the award, (A) the participant will fully vest in and have the right to exercise the award, (B) all applicable restrictions will lapse, and (C) all performance objectives and other vesting criteria will be deemed achieved at targeted levels.

Term

The Equity Incentive Plan will become effective when approved by our shareholders, and, unless terminated earlier, the Equity Incentive Plan will continue in effect for a term of ten (10) years.

Amendment and Termination

Our Board may amend, alter, suspend, or terminate the Equity Incentive Plan at any time. No amendment or termination of the Equity Incentive Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and the Company. Approval of the stockholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of shares available for issuance under the Equity Incentive Plan and (ii) to change the persons or class of persons eligible to receive awards under the Equity Incentive Plan.

Recoupment Policy

All awards granted under the Equity Incentive Plan, all amounts paid under the Equity Incentive Plan, and all Shares issued under the Equity Incentive Plan shall be subject to reduction, recoupment, clawback, or recovery by the Company in accordance with applicable laws and with Company policy.

Form S-8

The Company intends to file with the SEC a registration statement on Form S-8 covering the Shares issuable under the Equity Incentive Plan.

Material United States Federal Income Tax Considerations

The following is a general summary under current law of the material U.S. federal income tax considerations related to awards and certain transactions under the Equity Incentive Plan, based upon the current provisions of the Code and regulations promulgated thereunder. This summary deals with the general federal income tax principles that apply and is provided only for general information. It does not describe all federal tax consequences under the Equity Incentive Plan, nor does it describe state, local, or foreign income tax consequences or federal employment tax consequences. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The Equity Incentive Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Company’s ability to realize the benefit of any tax deductions described below depends on the Company’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of the Company’s tax reporting obligations.

Incentive Stock Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If Shares issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such Shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) neither the Company nor its subsidiaries will be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If the Shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the Shares at exercise (or, if less, the amount realized on a sale of such Shares) over the option exercise price thereof, and (ii) the Company or its subsidiaries will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering Shares.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a nonqualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Nonqualified Options. No income is generally realized by the optionee at the time a nonqualified option is granted. Generally, (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the Shares issued on the date of exercise, and the Company or its subsidiaries receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the Shares have been held. Special rules will apply where all or a portion of the exercise price of the nonqualified option is paid by tendering Shares. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value of the Shares over the exercise price of the option.

Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Dividend Equivalent Awards and Other Stock- and Cash-Based Awards. The current federal income tax consequences of other awards authorized under the Equity Incentive Plan generally follow certain basic patterns: (i) stock appreciation rights are taxed and deductible in substantially the same manner as nonqualified options; (ii) nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value of the Shares over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); and (iii) restricted stock units, dividend equivalents, and other stock- or cash-based awards are generally subject to tax at the time of payment. The Company or its subsidiaries generally should be entitled to a federal income tax deduction in an amount equal to the ordinary income recognized by the participant at the time the participant recognizes such income.

The participant’s basis for the determination of gain or loss upon the subsequent disposition of Shares acquired from a stock appreciation right, restricted stock, restricted stock unit, dividend equivalent award, or other stock-based award will be the amount paid for such shares plus any ordinary income recognized when the shares were originally delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

Performance Awards. The tax consequences of performance awards will generally mirror those of the underlying award type, each of which is discussed above.

Parachute Payments. The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to either the Company or its subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Section 409A. The foregoing description assumes that Section 409A of the Code does not apply to an award under the Equity Incentive Plan. In general, stock options and stock appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying stock at the time the option or stock appreciation right was granted. Restricted stock awards are not generally subject to Section 409A. Restricted stock units are subject to Section 409A unless they are settled within two and one-half months after the end of the later of (1) the end of the Company’s fiscal year in which vesting occurs or (2) the end of the calendar year in which vesting occurs. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% federal tax and premium interest in addition to the federal income tax at the participant’s usual marginal rate for ordinary income.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

We do not currently have a written policy regarding the timing of equity awards, but we do not grant equity awards in anticipation of the release of material nonpublic information, nor do we time the release of material nonpublic information based on equity award grant dates.

Principal Stockholders

Based solely upon information made available to us, the following table sets forth information as of [●], 2025 regarding the beneficial ownership of our common stock:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

●	each of our named executive officers and directors; and

●	all our executive officers and directors as a group.

The percentage ownership information shown in the table is based upon [●] shares of common stock outstanding as of the date hereof. In addition, the number of shares and percentage of shares beneficially owned after the offering gives effect to the issuance by us of [●] shares of common stock in this offering assuming an initial public offering price of $[●] per share (the mid-point of the price range set forth on the cover page of this prospectus). The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital shown as beneficially owned, subject to applicable community property laws.

In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person (for example, upon the exercise of options or warrants) within 60 days of the date of this prospectus are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

The address of each holder listed below, except as otherwise indicated, is 95 Greene Street, Jersey City, New Jersey 07032.

Name of Beneficial Owner	Shares of Common Beneficially Stock Owned		Percent of Common Stock Beneficially Owned Before Offering(1)		Percent of Common Stock Beneficially Owned After Offering(1)
Named Executive Officers and Directors
Antonino Turzi(2)	[5,658,854	]	[99.40	]%	[	]%
Jean-Marc Biscarrat(3)	[	]	[	]%	[	]%
Dr. Giuseppe Calloni, PhD(4)	[	]	[	]%	[	]%
Dr. Daphne Metzger, PhD(5)	[	]	[	]%	[	]%
Eric Del Cotto	[	]	[	]%	[	]%
[ ]	[	]	[	]%	[	]%
All directors and executive officers as a group ([ ] persons)	[	]	[	]%	[	]%
5% Stockholders

*	Less than 1%.

(1)	Percentage ownership is based on [5,693,000] shares of our common stock outstanding prior to this offering and [●] shares of our common stock outstanding after this offering.
(2)	[ ]
(3)	[ ]
(4)	[ ]
(5)	[ ]

Certain Relationships and Related Party Transactions

On occasion we may engage in certain related party transactions. All prior related party transactions were approved by our Board of Directors and a majority of our issued and outstanding shares of capital stock. Upon the consummation of offering, our policy is that all related party transactions will be reviewed and approved by the Audit Committee of our Board of Directors prior to our entering into any related party transactions.

Antonino Turzi Employment Agreement

The Company entered into a Chief Executive Employment Agreement with Antonino Turzi effective December 2019. Pursuant to his Chief Executive Employment Agreement with the Company, Mr. Turzi was appointed to serve as the Company’s Chief Executive Officer for a term of an indefinite duration, with an at-will agreement, reporting to the Company’s Board. Mr. Turzi’s Chief Executive Employment Agreement provides for an annual base salary of $657,073 with performance-based bonuses, in the Board’s discretion of up to CHF250,000 annually, as well as a housing allowance and standard company benefits.

Columbia Bank Small Business Administration Loan

On February 14, 2025, the Company entered into a Loan Agreement respecting the Columbia Loan. Seventy-five percent (75%) of the Columbia Loan was guaranteed by the SBA. The interest rate on the Columbia Loan fluctuates as follows: The initial interest rate is 10.00% per year. This initial rate is the prime rate in effect on the first business day of the month in which SBA received the loan application plus 2.00%. The Columbia Loan requires us to pay principal and interest payments of $66,075.37 every month, beginning March 2025; payments must be made on the first calendar day in the months they are due. The interest rate will be adjusted every calendar quarter (the “change period”) beginning April 1, 2025 (date of first rate adjustment) and on every July 1, October 1, January 1 and April 1 thereafter. The proceeds of the Columbia Loan are used for the purchase of equipment, working capital, and payment of the Guaranty Fee to the SBA in connection with the Columbia Loan. The Columbia Loan has a ten-year term, maturing in February 2035. All obligations under the Columbia Loan are guaranteed by Antonino Turzi, our founder and chief executive, and are secured by substantially all of our assets.

European Investment Bank Loan

On September 30, 2021, Regen Lab France entered into the EIB Loan Agreement with European Investment Bank in up to the aggregate amount of EUR 14,000,000. The EIB Loan is guaranteed by the Company and Regen Lab SA, pursuant to the terms of applicable Guarantee Agreements. Disbursements under the EIB Loan were broken into two tranches, the first for an amount of EUR 6,000,000 (“Tranche A”) and the second for an amount of EUR 8,000,000 (“Tranche B”). Interest payments on the outstanding balance of each of Tranche A and Tranche B of the EIB Loan shall be paid at a fixed rate of 3% semi-annually in arrears. Disbursements of funds under each of Tranche A and Tranche B shall be subject to the offer and acceptance of a disbursement offer, which may set forth deferred interest rates or other terms superseding those contained in the EIB Loan Agreement. Regen Lab France is required to repay all principal under Tranche A in a single instalment on the Tranche A maturity date, which is five (5) years from the disbursement date of funds thereunder specified in the applicable disbursement notice (October 2026). Regen Lab France is required to repay all principal under Tranche B in equal semi-annual instalments on such dates specified in the applicable disbursement notice(s) for any Tranche B funding, provided that the last Tranche B repayment date shall not fall later than five (5) years following the initial disbursement date of the applicable Tranche B funds.

Statement of Policy

All future transactions between us and our officers, directors or five percent stockholders, and respective affiliates will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a majority of our independent directors who do not have an interest in the transactions and who had access, at our expense, to our legal counsel or independent legal counsel.

To the best of our knowledge, during the past three fiscal years, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

Description of Capital Stock

General

Pursuant to our certificate of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock. The following description summarizes the material terms of our capital stock. Because it is only a summary, it may not contain all the information that is important to you.

Common Stock

As of ____, 2025, ____ shares of common stock were issued and outstanding held by ___ stockholders of record. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and are not entitled to cumulative voting rights.

Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of funds legally available therefor, subject to any preferential distribution rights of third parties. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of our common stock are fully-paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any indebtedness of our company.

Preferred Stock

None.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is [●].

Representative’s Warrants

We have agreed to sell to the representative of the underwriters of this offering, or its permitted designees, for nominal consideration, warrants to purchase [___] shares of our common stock as additional consideration to the underwriters in this offering (assuming an initial public offering price of $[___] per share (the mid-point of the price range set forth on the cover page of this prospectus)). The representative’s warrants will have an exercise price equal to 125.0% of the public offering price in this offering and shall be exercisable during the five (5) year period commencing 180 days following the commencement of sales of the securities in this offering, which is also the effective date of the registration statement of which this prospectus is a part, and will contain customary “cashless” exercise and registration rights provisions. The warrants shall not be exercisable for a period of 180 days following the commencement of sale of the securities in this offering, which is also the date of effectiveness of the registration statement of which this prospectus forms a part. See “Underwriting — Representative’s Warrants.”

Delaware Law and Certain Charter and Bylaw Provisions

Delaware Anti-Takeover Law. Upon the consummation of this offering, we will be subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 and 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

●	the owner of 15% or more of the outstanding voting stock of the corporation;

●	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

●	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our certificate of incorporation and bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

These provisions affect your rights as a stockholder since they permit our Board of Directors to make it more difficult for common stockholders to replace members of the Board or undertake other significant corporate actions. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace our current management team.

Elimination of Monetary Liability for Officers and Directors

Our certificate of incorporation incorporates certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of director’s duty of loyalty or acts or omissions, which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a director’s duty of care. Moreover, these provisions do not apply to claims against a director for certain violations of law, including knowing violations of federal securities law. Our certificate of incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individual to serve as directors.

Indemnification of Officers and Directors

Our certificate of incorporation contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from directors. We are also a party to indemnification agreements with each of our directors. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as our directors.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Listing

We have applied to have our common stock listed on Nasdaq under the symbol “RGNA.”

Shares Eligible For Future Sale

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares outstanding as of the date of this prospectus, upon the closing of this offering, approximately [___] shares of common stock will be outstanding, assuming an initial public offering price of $[___] per share (the mid-point of the price range set forth on the cover page of this prospectus), and further assuming no exercise of the underwriters’ over-allotment option. Of the shares to be outstanding immediately after completion of the offering, all [___] shares sold in this offering will be freely tradable unless held by an affiliate of ours. Of the remaining [___] shares of common stock outstanding after this offering, [___] shares are, or will be, freely tradable without restriction immediately after the consummation of this offering, approximately [___] of these shares, representing shares not held by our “affiliates,” generally may be resold under SEC Rule 144 beginning 90 days from the effectiveness of the registration statement of which this prospectus forms a part, subject to any lock-up agreements entered into between such stockholders and Kingswood Capital Partners, LLC, and [___] of these shares may be resold under SEC Rule 144 beginning 180 days from the effectiveness of the registration statement of which this prospectus forms a part, subject to any lock-up agreements entered into between such stockholders and Kingswood Capital Partners, LLC and subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, as measured by SEC rules, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, as measured by SEC rules, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, as measured by SEC rules, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately [●] shares immediately after this offering; and

●	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. Notwithstanding the availability of Rule 144, the holders of [●] of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, by:

●	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

●	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Lock-up Agreements

We, all of our directors, officers, employees and the holders of 1.0% or more of the outstanding shares of our Common Stock as of the effective date of the registration statement of which this prospectus is a part have entered into lock-up agreements with respect to the disposition of their shares. See “Underwriting — Lock-Up Agreements” for additional information.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or rising out of other non-income tax rules, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

●	persons subject to the alternative minimum tax or the tax on net investment income;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

●	tax-exempt organizations or governmental organizations;

●	pension plans and tax-qualified retirement plans;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	partnerships or other entities or arrangements treated as partnership for U.S. federal income tax purposes (and investors therein);

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	certain former citizens or long-term residents of the United States;

●	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

●	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); and

●	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.

This summary is for informational purposes only and is not tax advice. Each non-U.S. holder is urged to consult its own tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a “U.S. person” nor an entity (or arrangement) treated as a partnership. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock, and we do not anticipate paying any dividend on our common stock following the completion of this offering. However, if we do make distributions of cash or property on our common stock to non-U.S. holders, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will first constitute a return of capital and will reduce each non-U.S. holder’s adjusted tax basis in our common stock, but not below zero. Any additional excess will then be treated as capital gain from the sale of stock, as discussed under “Gain on Disposition of Common Stock.”

Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, or FATCA, any dividend paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. In order to receive a reduced treaty rate, such non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced treaty rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If such non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Each non-U.S. holder should consult its own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends received by a non-U.S. holder that are treated as effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA withholding. To claim this exemption, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if a non-U.S. holder is a corporation, dividends such non-U.S. holder receives that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. Each non-U.S. holder should consult its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

●	such non-U.S. holder is an individual who is present in the United States for an aggregate 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

●	our common stock constitutes a United States real property interest, or USRPI, by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

A non-U.S. holder described in the first bullet above will be required to pay U.S. federal income tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a 30% rate on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items. A lower rate may be specified by an applicable income tax treaty.

A non-U.S. holder described in the second bullet above will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses of such non-U.S. holder for the taxable year, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Each non-U.S. holder should consult its own tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding

Generally, we or an applicable withholding agent must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to such non-U.S. holder. Pursuant to any applicable income tax treaty or other agreement, the IRS may make such report available to the tax authority in such non-U.S. holder’s country of residence.

Dividends paid by us (or our paying agent) to a non-U.S. holder may also be subject to backup withholding at a current rate of 24%.

Such information reporting and backup withholding requirements may be avoided, however, if such non-U.S. holder establishes an exemption by providing a properly executed, and applicable, IRS Form W-8, or otherwise establishes an exemption. Generally, such information reporting and backup withholding requirements will not apply to a non-U.S. holder where the transaction is effected outside the United States, through a non-U.S. office of a non-U.S. broker. Notwithstanding the foregoing, backup withholding and information reporting may apply, however, if the applicable withholding agent has actual knowledge, or reason to know, that such non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 to 1474 of the Code, Treasury Regulations issued thereunder and related official IRS guidance, commonly referred to as FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “foreign financial institution” (as defined under FATCA, and which may include banks, traditional financial institutions, investment funds, and certain holding companies), unless such institution enters into an agreement with the U.S. Department of the Treasury to, among other things, identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined under FATCA), report annually substantial information about such accounts, and withhold on certain payments to non-compliant foreign financial institutions and certain other account holders. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “non-financial foreign entity” (as specially defined under FATCA), unless such entity provides identifying information regarding each of its direct or indirect “substantial United States owners” (as defined under FATCA), certifies that it does not have any substantial United States owners, or otherwise establishes an exemption. Accordingly, the institution or entity through which our common stock is held will affect the determination of whether such withholding is required.

The withholding obligations under FATCA generally apply to dividends on our common stock. Such withholding will apply regardless of whether the beneficial owner of the payment otherwise would be exempt from withholding pursuant to an applicable tax treaty with the United States, the Code, or other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Under proposed regulations, FATCA withholding on payments of gross proceeds has been eliminated. These proposed regulations are subject to change.

An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors are encouraged to consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

Underwriting

Kingswood Capital Partners, LLC is acting as representative of the underwriters of this offering (the “Representative”). We have entered into an underwriting agreement dated [●], 2025 with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock next to its name in the following table:

Underwriter	Number of Shares
Kingswood Capital Partners, LLC
Total

Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the shares of common stock offered by this prospectus if the underwriters buy any of such shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, the underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by us in this prospectus are subject to various representations and warranties and other customary conditions specified in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

The underwriters are offering the shares of common stock subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer the common stock to the public at the public offering price set forth on the cover of the prospectus. After the shares of common stock are released for sale to the public, the underwriters may from time to time change the offering price and other selling terms.

Overallotment Option

We have granted a 45-day option to the Representative to purchase up to [●] additional shares of our common stock (15% of the shares sold in this offering), solely to cover overallotments, if any. If the Representative exercises all or part of this option, it will purchase shares covered by the option at the initial public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the gross proceeds from this offering will be $[●] and the total net proceeds, before expenses, to us will be $[●].

Discounts, Commissions and Reimbursement

The underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at those prices less a concession not in excess of       $       per share of common stock, of which up to $       may be re-allowed to other dealers. If all of the shares of common stock offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the public offering price, underwriting discounts and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

Total
	Per Share	Without Over-Allotment Option	With Over-Allotment Option
Assumed public offering price	$	$	$
Underwriting discount and commissions (7%)[1]	$	$	$
Proceeds, before expense, to us	$	$	$

1.	The underwriting discount will be 3% for investors in the offering that are introduced by the Company, and 1% for directors, officers and holders of 5% or more of our capital stock.

We have paid an expense deposit of $25,000 to the Representative, which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering, and will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(A).

We have also agreed to pay certain of the Representative’s expenses relating to the offering, including: (a) all fees, expenses and disbursements relating to background checks of our senior management and board of directors; (b) fees associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones; (c) fees and expenses of the underwriter’s legal counsel; and (d) the underwriters’ actual accountable “road show” expenses. Our reimbursement of the expenses described in items (b) through (d) is limited to an amount not to exceed $175,000 in the aggregate.

Our total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately $[●].

Representative’s Warrants

Upon closing of this offering, we have agreed to issue the Representative warrants (the “Representative’s Warrants”) as compensation to purchase up to [●] shares of common stock (or [●] shares of common stock if the underwriters exercise their overallotment option in full), representing 2.5% of the aggregate number of shares of common stock sold in this offering. The Representative’s Warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share in this offering. We are registering hereby the Representative’s Warrants and the shares of common stock issuable upon exercise of the Representative’s Warrants. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four and one-half year period commencing 180 days from the commencement of sales of the shares of common stock in this offering.

The Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1)(A) of FINRA. The Representative (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days following the commencement of sales of the securities issued in this offering. In addition, the Representative’s Warrants provide for registration rights upon request, in certain cases. The sole demand registration right provided will not be greater than five years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the Representative’s Warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, and our executive officers and directors and holders of 1% or more of our common stock, have agreed, without the prior written consent of the Representative, not to, directly or indirectly, offer to sell, sell, pledge, or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of 180 days from the closing date of this offering.

Right of First Refusal

Until twelve (12) months from the closing date of this offering, the Representative will have an irrevocable right of first refusal, in its sole discretion, to act as sole investment banker, sole book-runner, and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such twelve (12) month period, on terms customary to the Representative. The Representative will have the sole right to determine whether or not any other broker-dealer will have the right to participate in any such offering and the economic terms of any such participation.

Tail Financing Payments

We have also agreed to pay the Representative a cash fee equal to 7% of the gross proceeds received from the sale of any equity, debt and/or equity derivative instruments to any investor who was contacted or introduced to us by the Representative during the term of its engagement, in connection with any public or private financing or capital raising transaction by us and such financing is consummated at any time during the engagement period with the Representative or within the 12-month period following the termination or expiration of our engagement agreement with the Representative.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of common stock offered hereby to any accounts over which they have discretionary authority.

Determination of Offering Price

The public offering price of the securities we are offering was negotiated between us and the underwriters. Factors considered in determining the public offering price of the shares include the history and prospects of the Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Listing

We have applied to list our common stock on the Nasdaq Stock Market under the proposed symbol “RGNA.” The listing of our common stock on the Nasdaq Stock Market or another securities exchange is a condition of this offering.

Other

From time to time, certain of the underwriters and/or their affiliates may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, no underwriter has provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock overallotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the overallotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares of common stock in the overallotment option. To close out a short position, the underwriters may elect to exercise all or part of the overallotment option. The underwriters may also elect to stabilize the price of our common stock or reduce any short position by bidding for, and purchasing, common stock in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing shares of common stock in this offering because the underwriter repurchases the shares of common stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which our shares of common stock are traded, in the over-the-counter market, or otherwise.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some, or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus s made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area-Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining our prior consent or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, or “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”), pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissao do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such securities, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Experts

BCRG Group, our independent registered public accounting firm, has audited our balance sheets as of December 31, 2023 and 2024, and the related statements of operations, changes in members’ equity and cash flows for the fiscal year ended December 31, 2023 and 2024, as set forth in their report. We have included our financial statements in this prospectus and in this registration statement in reliance on BCRG Group’s report given on their authority as experts in accounting and auditing.

Legal Matters

Ellenoff Grossman & Schole LLP, New York, New York, is acting as counsel in connection with the registration of our common stock under the Securities Act, and as such, will pass upon the validity of the securities offered hereby. Certain matters are being passed on for the underwriters by Greenberg Traurig LLP, New York, New York.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.

We also maintain a website at regenlab.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Regen Lab Holding SA

and

Subsidiaries

Audited Consolidated Financial Statements

December 31, 2024 and 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REGEN LAB HOLDINGS SA AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of

Regen Lab Holdings SA.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Regen Lab Holdings SA. and Subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. We determined that there are no critical audit matters.

/s/ BCRG Group

BCRG Group (PCAOB ID 7158)

We have served as the Company’s auditor since 2025.

Irvine, CA

October 17, 2025

REGEN LAB HOLDINGS SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31, 2024	December 31, 2023
ASSETS
Current Assets:
Cash and cash equivalents	$958	$2,021
Accounts receivable, net of allowance for credit losses of $552 and $241, respectively	4,908	6,074
Inventories, net of reserve	6,975	5,502
Prepaid expenses and other current assets	2,196	1,662
Total current assets	15,038	15,260

Non-current assets:
Property, plant and equipment, net	11,091	11,494
Right of use assets	15,117	2,548
Intangible assets, net	6,617	6,234
Deferred tax asset	1,841	2,003
Other non-current assets	1,302	1,108
TOTAL ASSETS	$51,006	$38,647

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$10,133	$7,941
Notes payable, current portion	2,368	3,050
Operating lease liability, current portion	1,126	1,838
Other current liabilities	5,496	5,201
Total current liabilities	19,123	18,029

Non-current liabilities:
Pension and other postemployment benefits	2,917	1,908
Operating lease liability, net of current portion	14,237	2,601
Notes payable-non-current portion	15,402	18,302
Other non-current liabilities	507	1,984
TOTAL LIABILITIES	52,185	42,825

Commitments and Contingencies (Note 7)

Stockholders’ Equity:
Common stock, par value $0.01 per share, 51,300,000 shares authorized; 51,300,000 and 50,300,000 shares issued and outstanding, respectively	522	522
Additional paid-in capital	1,087	1,087
Accumulated other comprehensive loss	1,166	2,162
Accumulated deficit	(3,955)	(7,949)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(1,180)	(4,177)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$51,006	$38,647

The accompanying notes are an integral part of these consolidated financial statements.

REGEN LAB HOLDINGS SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	For the Years Ended December 31,
	2024	2023
REVENUES:
Net product sales	$48,382	$47,832
Cost of sales	13,914	13,923
Gross profit	34,468	33,909

OPERATING EXPENSES:
General and administrative	11,774	13,904
Marketing and distribution	14,981	16,062
Research and development	3,853	2,991
Total expenses	30,608	32,957

INCOME FROM OPERATIONS	3,860	953

OTHER INCOME (EXPENSES):
Finance charges	(808)	(3,268)
Other income (expense)	138	(1,214)
Total other income (expenses), net	(670)	(4,482)

INCOME (LOSS) BEFORE INCOME TAXES:	3,190	(2,780)
Income tax expense	(495)	454

NET INCOME (LOSS)	$2,696	$(2,326)

NET INCOME (LOSS) PER SHARE, BASIC AND DILUTED	$0.05	$(0.05)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC AND DILUTED	51,300	51,300

COMPREHENSIVE INCOME (LOSS):
Net Income (Loss)	$2,696	$(2,326)
Foreign currency translation	(161)	152
Deferred tax impact	68	4
Other (income) expense	(807)	(737)
Total other (income) expenses, net	$1,795	$(2,907)

The accompanying notes are an integral part of these consolidated financial statements.

REGEN LAB HOLDINGS SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY

For the Years Ended December 31, 2024 and 2023

				Accumulated
			Additional	Other		Total
	Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Loss	Deficit	Equity
YTD:
Balance at January 1, 2023	51,300,000	522	1,087	2,743	(3,907)	445
Foreign currency translation	-	-	-	152	(575)	(423)
Remeasurement gain/(loss) on defined benefit plans	-	-	-	(737)	-	(737)
Other adjustments	-	-	-	4	(1,141)	(1,137)
Net loss	-	-	-	-	(2,326)	(2,326)
Balance at December 31, 2023	51,300,000	$522	$1,087	$2,162	$(7,949)	$(4,178)
Foreign currency translation	-	-	-	(161)	5,253	5,092
Remeasurement gain/(loss) on defined benefit plans	-	-	-	(807)	-	(807)
Other adjustments	-	-	-	(27)	(3,955)	(3,983)
Net income	-	-		-	2,696	2,696
Balance at December 31, 2024	51,300,000	$522	$1,087	$1,166	$(3,955)	$(1,180)

The accompanying notes are an integral part of these consolidated financial statements.

REGEN LAB HOLDINGS SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss) from operations	$2,696	$(2,326)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and impairment	3,361	3,284
Lease expense	1,315	558
Income taxes expense/(benefit)	389	(485)
Other non cash expense/(benefit)	(670)	4,482
Changes in operating assets and liabilities:
Accounts receivable	(1,166)	(429)
Inventory	(1,473)	(299)
Accounts payable and accrued liabilities	2,192	68
Lease payments	(1,677)	(1,754)
Other assets/(liabilities)	(534)	299
Net cash used in operating activities	4,433	3,399

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,156)	(5,926)
Proceeds from sale of property and equipment	-	1,023
Purchase of financial assets	-	(6)
Proceeds from sale of property and equipment	197	171
Net cash used in investing activities	(2,959)	(4,738)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable	498	3,447
Payments to note payable	(3,530)	(3,045)
Net cash (used in)/provided by financing activities	(3,032)	402

Effect of foreign currency translation on cash	494	(375)

NET CHANGE IN CASH	$(1,063)	$(1,312)
Cash and cash equivalents - Beginning of period	2,021	3,332
Cash and cash equivalents - End of period	$958	$2,021

Supplemental disclosure of cash flow information:
Operating right os use assets	$(12,569)	$(533)
Operating lease right of use liabilities	$13,474	$(2,317)

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest Paid	$520	$777
Taxes Paid	$271	$12

The accompanying notes are an integral part of these consolidated financial statements.

REGEN LAB HOLDINGS SA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE ORGANIZATION AND OPERATIONS

Regen Lab Holding SA (“the Holding”) is a limited company (“Société Anonyme”) domiciled in Switzerland (Route de l’Ile-au-Bois 3 – 1870 Monthey), which was established in 2024. Prior to this, RegenLab SA served as the group’s consolidating entity. The consolidated financial statements of the company for the years ended December 31, 2024 and 2023 comprise the Company and its subsidiaries (together referred to as “the Company” or “Regen Lab”).

The structure of the group has been reorganized with the creation of a top holding company, Regen Lab Holding SA, constituted by the contribution in kind of the participation in RegenLab S.A. by the contract dated October 10 and 11, 2024. On April 5, 2024, Regenlab France constituted Regenlab Spain.

Regen Lab is a leading innovator of medical device in the field of products intended for autologous regenerative medicine, based on an extemporaneous preparation of Platelet-Rich Plasma (PRP, autologous thrombin etc.) from the patient’s blood, cell therapy (in particular extract of Mesenchymal Stem Cells – or “MSC”- from bone marrow) and combined therapy (PRP combined with hyaluronic acid).

Regen Lab’s patented technologies are available in over 160 countries worldwide and have been used to treat over two million patients in various therapeutic areas (musculoskeletal, dermal, wound care and intimacy), which further resulted in the publication of over 120 research projects.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared and presented in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). In the opinion of management, these consolidated financial statements include all adjustments necessary for a fair statement of the financial position, results of operations and cash flows of the Company, and the adjustments are of a normal and recurring nature.

Principals of Consolidation

The consolidated financial statements include the accounts of Regen Lab Holding SA and its 100% controlled subsidiaries, RegenLab France, RegenLab SA, RegenLab Germany, RegenLab Poland, RegenLab Spain, RegenLab Marocco, RegenLab Dubai Horizon and biobridge Foundation. All significant intercompany balances and transactions have been eliminated. The “Company”, “we”, “our” or “us” is intended to mean RegenLab Holding SA, including the subsidiaries indicated above, unless otherwise indicated.

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Segment Reporting

The Company operates in one operating segment. Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s chief operating decision maker (“the CODM”). The Company’s CODM, its Chief Executive Officer, views the Company’s operations and manages its business as a single operating segment, which revenue business comprised of a single pre-clinical drug candidate.

We generate revenues from two geographic areas, consisting of Europe and North America. The following enterprise-wide disclosure is prepared on a basis consistent with the preparation of the consolidated financial statements. The following table contains certain financial information by geographic area and the reconciliation of total segment sales less disclosed significant expenses to the segment’s measure of net income or loss.

	Years Ended December 31,
Net product sales:	2024	2023
Europe	$37,176	$32,800
North America	9,670	13,573
Asia and Africa	1,536	1,458
Total	$48,382	$47,832

	Years Ended December 31,
Items:	2024	2023
Net product sales	$48,382	$47,832
Cost of sales	13,914	13,923
General and administrative expenses	11,774	13,904
Marketing and distribution	14,981	16,062
Research and development expenses	3,853	2,991
Other segment items	(1,165)	(4,028)
Total	$2,696	$(2,326)

	Years Ended December 31,
Long-lived assets, net (property and equipment and intangible assets):	2024	2023
Europe	$11,258	$11,387
North America	4,504	5,033
Asia and Africa	8	7
Total	$15,770	$16,427

Income and Other Taxes

Income taxes are accounted for using the asset and liability method in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 740, Income Taxes (“ASC 740”), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent they believe these assets will more-likely-than-not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company was to determine that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes

Cash and cash equivalents

The Company defines cash and cash equivalents as cash on hand, deposits held on call with banks and other short-term liquid investments with maturities of three months or less.

Concentration of Risk

Financial instruments that subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents. The Company maintains substantially all of its cash and cash equivalents with financial institutions, which, at times, may exceed federally insured limits. The Company has not incurred any losses associated with this concentration of deposits.

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and financing activities, including deposits with banks and financial institutions, and foreign exchange transactions. Trade receivables are presented in the statement of profit or loss net of provisions for expected credit losses.

The Company currently has bank deposits with financial institutions in the U.S. of approximately $0.6 million as of December 31, 2024. FDIC insurance provides protection for bank deposits up to $250,000. The Company had approximately $0.4 million in uninsured bank deposits with financial institutions outside the U.S. All uninsured bank deposits are held at high quality credit institutions.

Concentration of customers and vendors – The Company does not have any customers with revenues or accounts receivable over 10% of the total accounts receivable or revenues.

Foreign currency translation and transactions

The Company’s financial statements are reported using U.S. Dollars. The functional currencies of the Company are the local currencies of each subsidiary’s country in which the subsidiary operates. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations and comprehensive income (loss).

The year-end and average exchange rates used for each of the countries:

		Year end	Average	Year End	Average
		December 31, 2024	12 months ended, December 31, 2024	December 31, 2023	12 months ended, December 31, 2023
USD	US DOLLAR	1.0000	1.0000	1.0000	1.0000
CHF	SWISS FRANC	0.9061	0.8800	0.8382	0.8986
AED	UAE DIRHAM	3.6765	3.6566	3.6763	3.6635
MAD	MOROCCAN DIRHAM	8.8264	9.6503	9.6162	9.8197
EUR	EURO	0.9626	0.9240	0.9045	0.9248
PLN	Polish Zlotych	3.9644	3.9785	3.9286	4.1994

Financial Instruments

The Company accounts for financial instruments in accordance with ASC 825, Financial Instruments, ASC 310, Receivables, and ASC 320, Investments – Debt and Equity Securities. Financial assets are classified at initial recognition based on management’s intent and the nature of the instrument.

Trade receivables that do not contain a significant financing component are measured at the transaction price in accordance with ASC 606, Revenue from Contracts with Customers. Other financial assets are classified as either (i) measured at amortized cost, or (ii) measured at fair value through earnings, depending on the Company’s election under the fair value option and the characteristics of the asset.

A financial asset is derecognized when:

●	The contractual rights to receive cash flows from the asset have expired, or

●	The Company transfers the financial assets and either (i) transfers substantially all risks and rewards of ownership, or (ii) neither transfers nor retains substantially all risks and rewards but relinquishes control of the asset.

Transfers that do not meet the criteria for derecognition are accounted for as secured borrowings.

Financial assets measured at fair value through earnings are carried at fair value, with changes in fair value recognized in the consolidated statements of operations under “Financial income (loss).” This category includes cash equivalents and other financial instruments for which the Company has elected the fair value option under ASC 825. Gains and losses are recognized in the period in which they arise.

Financial assets measured at amortized cost include trade receivables, loans, and other non-derivative financial assets held for collection of contractual cash flows. These assets are subsequently measured using the effective interest method and are subject to impairment in accordance with ASC 326, Financial Instruments – Credit Losses.

Accounts receivables are stated at net realizable value, which is management’s best estimate of the cash that will be ultimately received from customers on their outstanding balances.

The Company estimates expected credit losses over the life of the receivable using a forward-looking approach that incorporates historical loss experience, current economic conditions, and reasonable and supportable forecasts. Expected credit losses are recorded as a reduction of the gross carrying amount of the receivable and are recognized in the consolidated statements of operations within “General and administrative expenses.”

The Company applies a portfolio-based approach to estimating expected credit losses for trade receivables, using aging schedules and historical default rates adjusted for macroeconomic factors. Historical write-offs and current macro and microeconomic conditions are considered when evaluating the need for an allowance. Differences between the amount due and the amount management expects to collect are expensed in the results of operations in the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. Accounts receivables are written off when all reasonable collection efforts have been taken. As of December 31, 2024, and 2023, the Company has an allowance for specific accounts deemed uncollectible of $552 thousand and $241 thousand, respectively.

Fair Value Measurements

The fair value of the Company’s assets and liabilities which qualify as financial instruments under ASC 820, Fair Value Measurement, approximates the carrying amounts represented in the accompanying consolidated balance sheets.

Fair value accounting is applied for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, which are directly related to the amount of subjectivity, associated with the inputs to the valuation of these assets or liabilities are as follows:

●	Level 1 – Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

●	Level 2 – Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 – Unobservable inputs that cannot be directly corroborated by observable market data and that typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of financial instruments such as cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable, and accrued liabilities approximate the related fair values due to the short-term nature of these instruments. We invest our excess cash into financial instruments which are readily convertible into cash, such as money market funds and certificates of deposit.

Inventories, net

Inventories consist of finished goods and are valued at the lower of cost or net realizable value using the average cost method, which approximates actual cost. Net realizable value is determined as the estimated selling price in the ordinary course of business, less estimated cost of disposal. Inventories are presented net of a valuation allowance, which includes reserves for inventory obsolescence that is not expected to be sold by the Company. The Company periodically reviews its inventory and identifies excess, slow moving and obsolete inventories by considering factors such as inventory levels, expected product life, and forecasted sales demand. Any identified excess, slow moving and obsolete inventory is written down to its net realizable value through a charge to cost of goods sold. As of December 31, 2024 and 2023, management established inventory reserves of $303 thousand and $302 thousand, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other assets consist primarily of prepaid amounts for rent, insurance, software and other deposits. Prepaid expenses are expensed in the period in which the services are received or ratably over the term of the contract.

Property and Equipment

Property and equipment consist of computer equipment, facility, and scientific equipment and office equipment, which are stated at cost, net of accumulated depreciation and amortization, and depreciated over their estimated lives using the straight-line method.

Depreciation is provided for by the straight-line method over the estimated useful lives as follows:

Property and Equipment	Estimated Useful Life
Facility	7-25 years
Equipment	4-5 years
Office equipment	3-5 years
Vehicles	3 years
Leasehold improvements	3 years

Expenditures for repairs and maintenance are expensed as incurred. When assets have been retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

Intangible assets

Intangible assets consist of software, patents and licenses. Intangible assets are recognized where it is probable that there will be a future economic benefit and that this can be reliably measured. Software represents the historical cost of installation of third-party software used within the Company to maintain and control the Company’s quality system. The software is hosted and controlled on the Company’s servers and can be used independently of the related hardware. Software is amortized, on a straight-line basis, over the life of the relevant license of three to four years. Patent costs represent the costs of securing patents in relation to the Company’s intellectual property. Patent costs are amortized, on a straight-line basis, over the remaining legal life of the relevant patents, which has an average estimated patent life of 16 years. License costs represent costs incurred for securing use of third-party technology. License costs are amortized, on a straight-line basis, over the life of the relevant license of three years. Amortization methods and useful lives are reviewed at each reporting date and adjusted as appropriate.

The Company reviews the carrying amounts of its tangible and intangible assets where there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets in which case the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is the higher of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of operations. There was no impairment of tangible or intangible assets during the years ended December 31, 2024 and 2023.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable, the Company compares the carrying amount of an asset group to future undiscounted net cash flows, excluding interest costs, expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. For the years ended December 31, 2024 and 2023, the Company did not recognize impairments of long-lived assets.

Leases

The Company accounts for leases in accordance with ASC 842, Leases. At contract inception, the Company determines whether an arrangement contains a lease by assessing whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For leases in which the Company is the lessee, a right-of-use (“ROU”) asset and a corresponding lease liability are recognized on the consolidated balance sheet at the lease commencement date, except for leases qualifying for the short-term or low-value exemptions.

The Company does not have material lease arrangements in which it acts as a lessor.

Right-of-Use Assets (“ROU”) assets are initially measured at cost, which includes:

●	The initial lease liability,

●	Any lease payments made at or before commencement (net of incentives received),

●	Initial direct costs incurred.

ROU assets are subsequently measured at cost less accumulated depreciation and impairment and adjusted for any remeasurement of the lease liability. Depreciation is recognized on a straight-line basis over the shorter of the lease term or the useful life of the underlying asset.

Lease liabilities are initially measured at the present value of future lease payments over the lease term, discounted using the Company’s incremental borrowing rate at lease commencement.

Lease payments include:

●	Fixed payments (including in-substance fixed payments),

●	Variable payments based on an index or rate (initially measured using the index/rate at commencement),

●	Amounts expected to be paid under residual value guarantees,

●	Payments for purchase options reasonably certain to be exercised,

●	Termination penalties if the lease term reflects exercise of such options.

Variable lease payments not based on an index or rate are expensed as incurred. Lease liabilities are subsequently increased for interest accretion and reduced for lease payments made. Remeasurement occurs upon lease modifications, reassessment of options, or changes in index/rate-based payments.

Lease liabilities are presented within interest-bearing liabilities on the consolidated balance sheet.

The Company applies the short-term lease exemption for leases with terms of 12 months or less and no purchase option, and the low-value asset exemption for certain office equipment. Payments under these leases are expensed on a straight-line basis over the lease term and are included in operating expenses. These amounts are immaterial to the consolidated financial statements.

Revenue Recognition

The Company is engaged in the development, manufacture, and sale of products used in autologous regenerative medicine. These include extemporaneous preparations of Platelet-Rich Plasma (PRP), autologous thrombin derived from patient blood, cell therapy products (including mesenchymal stem cell extracts from bone marrow), and combination therapies such as PRP with hyaluronic acid.

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers, which defines a five-step process:

1.	Identify the contract with a customer;

2.	Identify the performance obligation(s);

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligation(s); and

5.	Recognize revenue when/as performance obligation(s) are satisfied.

The Company’s revenues accounted for under ASC 606 do not require significant estimates or judgments based on the nature of the Company’s revenue stream.

The Company applies the practical expedient under ASC 606-10-32-18 for short-term advances received from customers. The promised consideration is not adjusted for the effects of a significant financing component when the period between the transfer of goods or services and customer payment is one year or less.

Share-Based Compensation

The Company accounts for its stock-based compensation awards to employees in accordance with ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). ASC 718 requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the statements of operations by measuring the fair value of the award on the date of grant and recognizing this fair value as stock-based compensation using a straight-line method over the requisite service period, generally the vesting period.

The Company estimates the grant date fair value of stock option awards using the Black-Scholes option-pricing model. The use of the Black-Scholes option-pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the Company’s Common Stock consistent with the expected life of the option, risk-free interest rates and expected dividend yields of the Common Stock. The Company determines the volatility based on similar companies within the biotechnology sector (Nanobiotix, Carmat et Biosynex) that have sufficient history to determine the volatility of each plan at the grant date.

The assumptions used to determine the fair value of the plans are described in note 13.

Cost of Sales

Cost of sales includes expenses directly attributable to the production and delivery of goods. These primarily consist of:

●	Raw materials and purchased goods used in manufacturing

●	Transportation and logistics costs

●	Personnel expenses related to production staff

●	Other production-related costs, including maintenance, insurance, travel, and representation expenses

For the year ended December 31, 2024, cost of sales totaled $13.23 million, compared to $14.14 million for the year ended December 31, 2023. The $0.91 million decrease (-7%) was primarily driven by cost containment measures implemented in the United States, where the Company temporarily suspended operations at its U.S. manufacturing facility.

Research and Development Costs

Research and development (“R&D”) expenses are accounted for in accordance with ASC 730, Research and Development.

These costs are expensed as incurred and primarily include:

●	Personnel-related expenses for employees directly engaged in R&D activities

●	External services, including fees paid to subcontractors, consultants, and clinical research organizations

●	Materials and supplies consumed in R&D efforts

●	Facility and overhead costs allocated to R&D functions

For the year ended December 31, 2024, R&D expenses totaled $3.78 million, reflecting continued investment in the Company’s core clinical programs originated in 2022. These programs include RegenMatrix, the next-generation cross-linked Cellular Matrix platform, and studies targeting chronic wound care, musculoskeletal (MSK) applications, and dermal therapies.

Pension and related benefits

The liabilities of the Group arising from defined benefit obligations, and the related current service cost, are determined using the projected unit credit method. Actuarial advice is provided by external consultants. The actuarial assumptions used to calculate the defined benefit obligations vary according to the economic conditions of the country in which the plan is located. Such plans are either funded or unfunded. The deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation is recognized as a liability or an asset on the balance sheet.

Pension costs charged to the income statement consist of service costs, which are allocated to the appropriate heading by function, and net interest expense or income, which is presented as part of net financial income/(expense). The actual return less interest income on plan assets, changes in actuarial assumptions, and differences between actuarial assumptions and what has actually occurred are reported in Other comprehensive income.

The Company uses key actuarial assumptions to estimate the value of the group’s obligation are described in note 13.

Net Income per Common Share

Net income per common share is computed pursuant to ASC 260, Earnings per Share. Basic net income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding for the period. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock and potentially outstanding shares of common stock for the period. The weighted average number of shares of common stock outstanding and potentially outstanding shares of common stock assumes that the Company incorporated as of the beginning of the first period presented.

All dilutive common stock equivalents are reflected in the Company’s net income per share calculations. Anti-dilutive common stock equivalents are not included in the Company’s loss per share calculations.

Commitments and Contingencies

The Company follows ASC 450, Contingencies, to report accounting for contingencies. Certain conditions may exist as of the date that these financial statements are issued, which may result in a loss, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon the information available at this time, that any matters exist that will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. This guidance requires that transactions with related parties that would have influence on decision making be disclosed so that readers of these financial statements can evaluate their significance.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13, which together with subsequent amendments, provides guidance on measuring credit losses on financial instruments, and became effective for the Company as of the year ended December 31, 2023. ASU 2016-13 and related amendments modify the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the timelier recognition of losses.

There have been no other recent accounting pronouncements or changes in accounting pronouncements that have been issued but not yet adopted that are of significance, or potential significance, to the Company.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

The Company sells medical products to customers on credit basis. The Group’s exposure to credit risk depends primarily on the individual characteristics and risk profile of its customers. As such, the Group expects that some trade receivables will not be received. The percentage of uncollected receivables is minimal.

The expected credit losses and related provision for credit losses are based primarily on future expectations and historical results, economic and competitive environment and other relevant factors. In its assessment of the relevant credit risk, management considers factors that may influence its customers’ situation, including a significant, unanticipated downturn in the economy or negative industry trends. These factors could potentially lead to an increase in the estimated level of uncollectable receivables, which may negatively impact the operating results.

The exposure to credit risk is monitored closely on an ongoing basis by the credit control department of the Company. In some cases, the Company imposes upfront payments before delivery to distributors located in specific markets in Asia Pacific, Africa and the Middle East.

For credit risk monitoring purposes, clients are categorized according to their credit profile.

As of December 31, 2024 and 2023, accounts receivable, net consisted of the following:

	12/31/2024	12/31/2023
Accounts Receivable	$5,460	$6,315
Less: Allowance for credit losses	(552)	(241)
Accounts Receivable, net	$4,908	$6,074

Trade receivables are written off where there is no reasonable expectation of recovery.

The amounts above are presented excluding related charged taxes (i.e. sales tax, value-added tax, etc.)

NOTE 4 – INVENTORIES, NET

Inventory Valuation

Inventories held by the Company are stated at the average cost method which approximates actual cost, in accordance with ASC 330

Inventory Impairment

Inventories are evaluated for impairment at each reporting period. If the carrying amount of inventory exceeds its net realizable value, a write-down is recognized in cost of sales. Impairment is assessed by inventory category (e.g., raw materials, work-in-process, finished goods, merchandise) and may be triggered by obsolescence, physical damage, or changes in expected turnover.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

During the year ended December 31, 2024 the Group invested $2.3 million or € 2.1 million (compared to 2023: Approximately $2.9 million or € 2.5 million) in capital expenditure (CAPEX), which included the construction of the French and the new Swiss plants, the acquisition of assets in Germany by the acquisition of the entity REGENLAB GmbH. Construction of the new Swiss plant was still underway as of December 31, 2024. The French plant was in testing phase as of December 31, 2024, selling authorization has been accorded during the first quarter of 2025; until that date, the relevant tangible assets are classified as assets in progress and, thus, are not subject to depreciation. The depreciation expense on the CAPEX is $0 as of 2024 and 2023, respectively.

Investment grants

In August 2021 the group, through its French subsidiary, obtained an investment grant from the region Île-De- France amounting to $0.95 million (€ 0.800 million). This grant was obtained to support the construction of the French manufacturing plant. This grant has been recorded as a reduction of the construction in progress as of December 31, 2022 and remained as an asset in progress as of December 31, 2024. The manufacturing plant once completed will be recorded as an asset and the investment grant will be subsequently recognized in profit or loss over the useful life of the depreciable asset as a depreciation cost.

Property and equipment balances are summarized as follows (in millions):

	Location	2024	2023
Machines	France	$1.4	$2.5
Machines	USA	0.3	0.1
Machines	Switzerland	0.6	0.3
Total		$2.3	$2.9

NOTE 6 – NOTES PAYABLE

European Investment Bank (EIB) line of credit

In September 2021, the Company, through its French subsidiary, obtained a fixed rate line of credit from EIB with available maximum amount of $16.6 million or € 14 million, to be drawn in two tranches (Tranche A and Tranche B with Sub-tranche B1 and Sub- tranche B2). The Company received $7.1 million or € 6 million from the first Tranche A in October 2021 with maturity in 2026. For Tranche A, the Company accrues interest in the amount of $878 million or € 798 thousands payable every six months.

The Sub-tranche B1, with a nominal value of $6.3 million or € 6 million, was received in September 2022, $1.3 million or € 1.2 million have been repaid in 2023 and the rest will be repaid by 2027. The accumulated fixed-rate interest related to this second tranche B1 is paid twice a year together with the principal due and a deferred interest ($391 thousand or € 378 thousand as of 31.12.2024) will be paid with the last installment.

The Sub-tranche B2 amounting to $2.2 million or € 2 million, was received in July 2023 and will be repaid between 2024 and 2028. The accumulated fixed-rate interest related to this second tranche B2 is paid twice a year together with the principal due and a deferred interest ($81 thousand or € 78 thousands as of 31.12.2024) will be paid with the last installment.

As part of the line of credit, the Company is also obligated to pay additional interest in the form of royalty fees, indexed to the Company’s consolidated revenue, on 30 June each year following the preceding year within the eight- year royalty calculation period, commencing on January 1st, 2024; hence, the line of credit was recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative, which is calculated based on the Company’s forecast of future consolidated revenue, which is included in the amortized cost of the loan. The amount of the estimated royalties and the carrying value of the liability will be adjusted based on the revised estimate of future royalties, which is discounted at the original effective interest rate. The related impact on the carrying value of the liability will be recorded as financial income or expense, as applicable. As of December 31, 2024 and 2023, the Company’s royalty fees were $3.5 or € 3.4 million and $0.

US note payable

As of December 31, 2024, the Company had a note payable with an outstanding balance of $134 thousand;

Loan lease-back

As of December 31, 2024, the Company had a bank loan (lease-back) in France with a net book of $1,195 thousand.

The following are the Company’s note payables as of 12/31/24 and 12/31/23:

							(Amounts in USD thousands)
Subsidiary	Bank Loan	Original balance ($)	Currency	Interest Rate	Origination Date	Maturity Date	December 31, 2024	December 31, 2023
Regen Lab France SAS	BNP PGE	$71	USD	0.75%	4/28/2021	4/28/2026	$24	$45
Regen Lab France SAS	EIB tranche A	$6,210	USD	7.00%	10/25/2021	10/23/2026	11,735	12,658
Regen Lab France SAS	EIB Tranche B	$6,210	USD	6.00%	2/9/2022	2/9/2027	4,117	5,593
Regen Lab France SAS	EIB Tranche C	$2,070	USD	6.00%	7/26/2023	7/26/2028	1,760	2,252
Regen Lab USA LLC	U.S. Small Business Administration	$150	USD	3.37%	5/20/2021	5/20/2051	134	138
Regen Lab S.A.	COVID Loan - Cautionnement Romand	$557	USD	3.00%	8/20/2020	8/20/2021	-	566
Regenkab Dubai Horizon	Various car loans	$100	USD	5.00%	11/1/2023	6/30/2024	-	93
REGENLAB Gmbh	Various car loans	$10	USD	5.00%	11/1/2023	6/30/2024	-	7
Total notes payable							17,770	21,352
Less - current portion							(2,368)	(3,050)
Total notes payable, net of current portion							$15,402	$18,302

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain office space under operating leases for use in operations. The Company recognizes operating lease expense on a straight-line basis over the lease term. Management determines if an arrangement is a lease at contract inception. Lease and non-lease components are accounted for as a single component for all leases. Operating lease right to use (ROU) assets and liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the expected lease term, which includes optional renewal periods if we determine it is reasonably certain that the option will be exercised. As our leases do not provide an implicit rate, the discount rate used in the present value calculation represents our incremental borrowing rate determined using information available at the commencement date. Operating lease expense is included as a component of research and development and administrative expenses in the consolidated statements of operations. At December 31, 2024 and 2023, weighted-average remaining lease term and discount rate were as follows:

	December 31,
	2024	2023
Weighted-average remaining lease term	5.11 years	8.2 years
Weighted-average discount rate	8.6%	8.6%

The following is a maturity analysis of the annual undiscounted cash flows reconciled to the carrying value of the operating lease liabilities as of December 31, 2024:

Years Ended December 31, ($ in thousands)
2025	1,729
2026	1,742
2027	1,785
2028	1,829
2029	1,875
Thereafter	12,466
Less imputed interest	(6,063)
Total	15,363

Total rent expense as of December 31, 2024 and 2023 is $1,315 thousand and $558 thousand, respectively.

NOTE 8 – STOCK-BASED COMPENSATION

The Company has granted stock-options to some employees of the Group. Exercise of the stock-options (‘SO’) is only subject to a presence condition. The Company has no legal or contractual obligation to pay for the options in cash.

The number and the main characteristics of the stock-options outstanding as of December 31, 2024 and 2023 are detailed below:

	SO 2021
Grant date		01-Dec-21
Total number of SO granted		100,000
Starting date for the exercise of the Stock-Options		01-Dec-21
SO expiry date		01-May-25
Exercise price per SO	CHF	4.00
Total number of SO outstanding as of December 31, 2024		100,000
Total number of forfeited or cancelled SO as of December 31, 2024		0
Total number of SO exercised as of December 31, 2024		0
Total number of SO outstanding as of December 31, 2024		100,000

The 2021 stock-option plan had an impact on the exercises ended December 31, 2022. We estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate.

The assumptions determination methods used to estimate the fair value of the stock-options are described below:

●	The share price on the grant date is equal to the exercise price and is in line with company valuation at the grant date;

●	The estimated maturity corresponds to the vesting period (if applicable) plus half the exercise period;

●	The risk-free interest rate for periods until the expected term of the options is based on the Swiss government securities with maturities similar to the expected term of the options at the grant date;

●	Volatility is determined based on a sample of listed companies (Nanobiotix, Carmat and Biosynex) on the grant date and for a period equal to the stock-options’ maturity;

●	The dividend rate is assumed to be zero over the maturity period; and

●	The forfeiture rate is supposed to be nil, given the low number of departures observed since the plans were granted.

The original assumptions used to measure the fair value are detailed below:

Share price		Exercise price		Subscription price		Maturity	Volatility	Risk-free rate	Dividend rate
CHF	4.00	CHF	4.00	CHF	0.00	0.33 year	55.6%	-0.703%	0.00%

The fair value amounts to CHF 1.12 calculated in 2022 has been maintained for 2023 and 2024.

NOTE 9 – INCOME TAXES

Income tax expense amounted to $185 thousand in 2024, versus a benefit of $576 thousand in 2023, giving an effective tax rate based on consolidated net income of 14.99% in 2024, compared with a negative effective tax rate of 16.72% in 2023. Income tax expenses is composed of the following:

Income tax expenses ($ in thousands)	December 31, 2024	December 31, 2023
Current income tax	-505	-306
Deferred tax	145	755
Total income tax expense	-185	576

Tax rate reconciliation

The following table reconciles the group’s theoretical tax expense to its effective tax expense:

Taxe rate reconciliation (in thousands)	December 31, 2024	December 31, 2023
Profit/loss before tax	2,398	-2,682
Profit/loss before tax multiplied by the rate of Regen Lab S.A. corporation tax of 14% (2023: 14%)	-336	377
Differences on tax basis	145	754
Effect of changes in tax rates	0	0
Other tax adjustments	-169	-683
Theoretical income tax after adjustments	-359	448
Effective tax rate	14.99%	-16.72%

Deferred taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company used an effective tax rate of approximately xx% when calculating the deferred tax assets and liabilities and income tax provision below.

Deferred tax relates to the following items:

Deferred tax ($ in thousands)	December 31, 2024	December 31, 2023
Consolidation adjustments (intragroup margin in inventory)	420	223
Provision for pensions and other employee benefits	461	289
Right-of-use assets	52	118
Intangible assets	0	0
Tax losses available for carry-forward	130	130
Property, plant and equipment	763	1,289
Others	41	-55
Deferred taxes assets	1,867	1,994
Total deferred taxes	1,867	1,994

The Group has tax losses in France that can be carried forward indefinitely. These amounted to $120 thousand incurred in 2022 which remains available in 2024 but no new tax losses have incurred in 2023 and 2024 considering the uncertainty to recover those amounts.

NOTE 10 – RELATED PARTY TRANSACTIONS

Shareholders

Antoine Turzi, current shareholdings increased from $1,074 thousand in 2023 to $1,215 thousand in 2024.

Hyspinlab

Hyspinlab, a new R&D start-up company that specializes in Hyaluronic acid, is 100% owned by Mr. Antoine Turzi. The administrative and labor costs in the amount of $501 thousand and $661 thousand have been charged to the Company as of December 31, 2024, and 2023. On December 1, 2023, a Hyspinlab receivable in the amount of $585 thousand was transferred to Mr. Antoine Turzi. On February 22, 2024, an additional Hyspinlab receivable in the amount of $108 thousand was also transferred to Mr. Antoine Turzi.

Compensation of key management personnel

Total compensation of key management personnel as of December 31, 2024 and 2023 was $3,338 thousand and $2,486 thousand, respectively. The increase in key management personnel compensation was a result of adding board of direction members and directors as key management in 2024.

Compensation (in thousands of dollars)	December 31, 2024	December 31, 2023
Board of directors	1,986	1,184
Fixed compensation	1,804	1,108
Variable compensation	182	76
Shareholders	1,352	1,302
Fixed compensation	1,063	1,017
Variable compensation	289	285
Total	3,338	2,486

No post-employment benefits were granted to key management personnel.

Other benefits

The Group offers key management personnel benefits in nature in accordance with local law. During 2024 the main shareholder had an appartement in USA paid by the USA subsidiary for $97 thousand.

NOTE 11 – PENSIONS AND OTHER PENSION BENEFITS

Pension plan in Switzerland

Current pension arrangements for employees in Switzerland are made through plans governed by the Swiss Federal Occupational Old Age, Survivors and Disability Pension Act (‘BVG’). The Company’s pension plans are administered by separate legal foundations, which are funded by employee and company contributions. The final benefit is contribution based on certain minimum guarantees. Due to these minimum guarantees, the Swiss plans are treated as defined benefit plans for the purposes of these financial statements, although they have many of the characteristics of defined contribution plans. Where there is an underfunding, this may be remedied by various measures such as increasing employee and company contributions, lowering the interest rate on retirement account balances, reducing prospective benefits and a suspension of the early withdrawal facility.

Actuarial assumptions used to measure the Group’s obligations:

Actuarial valuations of the Company’s benefit obligations were computed by management with assistance from external actuaries as of December 31, 2024 and 2023.

Those calculations were based on the following financial and demographic assumptions:

	December 31, 2024		December 31, 2023
Actuarial assumptions	Switzerland	France	Switzerland	France
Retirement age	65 – men and women	65 – executive employees, 64 – others	65 – men; 64 – women	65 – executive employees, 64 – others
Discount rate	1.00%	3.40%	1.50%	3.17%
General inflation rate	1%		1%
Mortality table	BVG 2020 CMI 1.25%	INSEE 2018-2020	BVG 2020 CMI 1.25%	INSEE 2014-2016
Wage increase rate	1.25%	2.50%	1.25%	2.50%
Lump sum payments at retirement	39%		35%
Turnover rate		4.5% before 56 year old, 0% after		4.5% before 56 year old, 0% after

The table below reconciles the net obligation in respect of the Company’s pension and other post-employment benefit plans with the amounts recognized in the consolidated financial statements:

As at January 1, 2023	1,044	970	73
Service cost	507	498	9
Net interest expense	12	12	0
Benefits paid	-553	-553	0
Sub-total included in profit or loss	-34	-43	9
Actuarial changes	859	838	20
Currency translation differences	40	40	0
As at December 31, 2023	1,909	1,805	102
Service cost	605	583	22
Net interest expense	20	20	1
Benefits paid	-147	-147	0
Sub-total included in profit or loss	477	456	23
Actuarial changes	658	721	-62
Currency translation differences	10	10	0
As at December 31, 2024	3,053	2,991	63

Sensitivity analysis

The table below shows the sensitivity of the Company’s obligations for pensions and other post-employment benefits to changes in key actuarial assumptions:

	Sensitivity analysis
Measurement of defined-benefit obligation ($ in thousands)	Change in assumption	Switzerland ($)
Discount rate	+0.25%	-91
	-0.25%	526
Salary increase	+0.25%	112
	-0.25%	-112

NOTE 12 – SUBSEQUENT EVENTS

As of October 10, 2025, the date of these financial statements, there are no subsequent events that are required to be recorded or disclosed in the accompanying financial statements other than those listed below and elsewhere in these financial statements.

In February 2025, RegenLab USA LLC secured an SBA 7(a) loan facility from Columbia Bank with an amount of USD 5’000’000. The loan bears a variable interest rate indexed to the Prime Rate plus 2%. Of the total loan proceeds, approximately USD 800,000 were allocated for the acquisition of equipment, USD 138,000 for SBA guarantee fees and related financing costs, with the remaining balance designated to support the working capital requirements of the U.S. entity.

In August 2025, Regenlab Group underwent a reorganization of its corporate structure. The parent entity transitioned from Regenlab Holding (Switzerland) to Regenlab USA Inc., a Delaware Corporation. The principal shareholder of the Group remains Antoine Turzi, who has retained ownership of more than 98% of its shares. As part of this restructuring, Regen Horizon (Dubai) was spun off and the ownership of the Dubai entity transferred from Regenlab SA (Switzerland) to Mr. Turzi.

[●] Shares of Common Stock

RegenLab USA INC.

PROSPECTUS

          , 2025

Sole Book-Running Manager

Kingswood Capital Partners, LLC

Through and including      , 2025 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with this registration statement. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission and to FINRA.

Amount to be paid
SEC registration fee	$	[●	]
FINRA filing fee	$	[●	]
The Nasdaq initial listing fee	$	[●	]
Transfer agent and registrar fees	$	[●	]
Accounting fees and expenses	$	[●	]
Legal fees and expenses	$	[●	]
Printing expenses	$	[●	]
Total	$	[●	]

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. Section 145 of the Delaware General Corporation Law also provides that expenses (including attorneys’ fees) incurred by a director or officer in defending an action may be paid by a corporation in advance of the final disposition of an action if the director or officer undertakes to repay the advanced amounts if it is determined such person is not entitled to be indemnified by the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our bylaws provide that, to the fullest extent permitted by law, we shall indemnify and hold harmless any person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person, or the person for whom he is the legal representative, is or was a director or officer of ours, against all liabilities, losses, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation includes this provision.

Additionally, our certificate of incorporation provides that we shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of ours or while a director or officer is or was serving at our request as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require us to indemnify or advance expenses to any person in connection with any action, suit, proceeding or claim initiated by or on behalf of such person or any counterclaim against us initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of our certificate of incorporation shall not adversely affect any right or protection of a director or officer of ours with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

Expenses incurred by such a person in defending a civil or criminal action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by us as authorized by relevant sections of the Delaware General Corporation Law. Notwithstanding the foregoing, we shall not be required to advance such expenses to a person who is a party to an action, suit or proceeding brought by us and approved by a majority of our Board of Directors that alleges willful misappropriation of corporate assets by such person, disclosure of confidential information in violation of such person’s fiduciary or contractual obligations to us or any other willful and deliberate breach in bad faith of such person’s duty to us or our stockholders.

We shall not indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person unless the initiation thereof was approved by our Board of Directors.

The indemnification rights provided in our bylaws shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, continue as to such person who has ceased to be a director or officer, and inure to the benefit of the heirs, executors and administrators of such a person.

If the Delaware General Corporation Law is amended to expand further the indemnification permitted to indemnitees, then we shall indemnify such persons to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

We may, to the extent authorized from time to time by our Board of Directors, grant indemnification rights to other employees or agents of ours or other persons serving us and such rights may be equivalent to, or greater or less than, those set forth in our bylaws.

Our obligation to provide indemnification under our bylaws shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by us or any other person.

To assure indemnification under our bylaws of all directors, officers, employees or agents who are determined by us or otherwise to be or to have been “fiduciaries” of any employee benefit plan of ours that may exist from time to time, Section 145 of the Delaware General Corporation Law shall, for the purposes of our bylaws, be interpreted as follows: an “other enterprise” shall be deemed to include such an employee benefit plan, including without limitation, any plan of ours that is governed by the Act of Congress entitled “Employee Retirement Income Security Act of 1974,” as amended from time to time; we shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to us also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; and excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed “fines.”

Our bylaws shall be deemed to be a contract between us and each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, at any time while this by-law is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The indemnification provision of our bylaws does not affect directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

We may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of ours, or is or was serving at our request as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against liability under the provisions of this section. We intend to obtain such insurance prior to the consummation of this transaction.

The right of any person to be indemnified is subject to our right, in lieu of such indemnity, to settle any such claim, action, suit or proceeding at our expense by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered herewith, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities

In July 2025, the Company entered into a Share Exchange Agreement, pursuant to which the holders of the Company’s outstanding equity securities exchanged such securities with the holders of all of the outstanding equity of RLS. In connection therewith, the Company issued an aggregate of 5,693,000 shares of common stock to the holders of RLS, resulting in RLS becoming a wholly owned subsidiary of the Company. The offer and sale of the securities listed in this item was made to accredited investors in reliance upon exemptions from the registration requirements pursuant to Section 3(a)(9) under the Securities Act.

Item 16. Exhibits

The following is a list of exhibits filed as a part of this registration statement:

Exhibit Number	Description of Documents
1.1	Form of Underwriting Agreement*
3.1	Certificate of Incorporation of RegenLab USA, Inc.*
3.2	Bylaws of RegenLAB USA, Inc.*
4.1	Form of Representative’s Warrant ([included in Exhibit 1.])*
5.1	Opinion of Ellenoff Grossman & Schole LLP*
10.1	Antonino Turzi CEO Employment Agreement*
10.2	2025 Equity Incentive Plan*
10.3	Share Exchange Agreement between RegenLab SA and RegenLab USA, Inc.*
10.4	Finance Contract between RegenLab France and European Investment Bank*
10.5	Royalty Fee Agreement between RegenLab France and European Investment Bank*
10.6	Loan Agreement between RegenLab SA and Columbia Bank*
14.1	Form of Code of Ethics of RegenLab USA, Inc.*
21.1	List of Subsidiaries*
23.1	Consent of BRGC Group, Independent Registered Public Accounting Firm*
23.3	Consent of Ellenoff Grossman & Schole LLP (contained in Exhibit 5.1)*
24.1	Powers of Attorney (included on signature page to Registration Statement filed [●])*
99.1	Form of Audit Committee Charter*
99.2	Form of Compensation Committee Charter*
99.3	Form of Nominating and Corporate Governance Committee Charter*
99.4	Consent of Independent Director Nominee*
107	Filing Fee Table*

*	To be filed by amendment.
+	Certain information has been redacted in the marked portions of the exhibit.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City, State of New Jersey on [●], 2025.

RegenLab USA, Inc.

By:	/s/
	Name:	Antonino Turzi
	Title:	Chief Executive Officer

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Antonino Turzi as his true and lawful attorney-in-fact and agent, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Person	Capacity	Date

/s/	Chief Executive Officer and Chairman of the Board of Directors	[●], 2025
Antonino Turzi

/s/	Chief Financial Officer	[●], 2025
Jean-Marc Biscarrat

/s/	Director	[●], 2025
Eric Del Cotto